Key metrics
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	596	(2,619)	(302)	–	–
Basic earnings/(loss) per share (CHF)	0.28	(1.25)	(0.15)	–	–
Diluted earnings/(loss) per share (CHF)	0.27	(1.25)	(0.15)	–	–
Return on equity attributable to shareholders (%)	5.7	(23.8)	(2.6)	–	–
Effective tax rate (%)	11.6	(18.8)	37.0	–	–
Core Results (CHF million, except where indicated)
Net revenues	5,740	5,383	5,179	7	11
Provision for credit losses	29	47	35	(38)	(17)
Total operating expenses	4,502	4,644	4,375	(3)	3
Income before taxes	1,209	692	769	75	57
Cost/income ratio (%)	78.4	86.3	84.5	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,304.2	1,251.1	1,180.5	4.2	10.5
Net new assets	24.4	(6.7)	10.2	–	139.2
Balance sheet statistics (CHF million)
Total assets	811,979	819,861	813,898	(1)	0
Net loans	276,370	275,976	270,248	0	2
Total shareholders' equity	41,702	41,897	44,997	0	(7)
Tangible shareholders' equity	36,669	36,771	40,123	0	(9)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.7	13.5	13.6	–	–
Look-through CET1 ratio (%)	11.7	11.5	11.4	–	–
Look-through CET1 leverage ratio (%)	3.3	3.2	3.3	–	–
Look-through Tier 1 leverage ratio (%)	4.6	4.4	4.4	–	–
Share information
Shares outstanding (million)	2,083.6	2,089.9	1,946.4	0	7
of which common shares issued	2,089.9	2,089.9	1,957.4	0	7
of which treasury shares	(6.3)	0.0	(11.0)	–	(43)
Book value per share (CHF)	20.01	20.05	23.12	0	(13)
Tangible book value per share (CHF)	17.60	17.59	20.61	0	(15)
Market capitalization (CHF million)	31,139	30,533	26,640	2	17
Number of employees (full-time equivalents)
Number of employees	46,640	47,170	47,760	(1)	(2)
See relevant tables for additional information on these metrics.

Financial Report 1Q17

Financial Report 1Q17
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,640 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of equities, solutions and credit products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
During 1Q17, global economic indicators were generally positive and core inflation was stable. Global equity markets ended the quarter higher and European bank stocks in particular performed well. Government bond yields were mostly unchanged, and the US dollar depreciated against all major currencies.
Economic environment
On average business and consumer survey data for the US improved further in 1Q17, in part reaching multi-year highs. Real economic data, however, while remaining robust, did not show a similar acceleration during 1Q17. Headline inflation in the US and other major advanced economies rose significantly compared to 1Q16 as a result of increasing energy prices. Core inflation on the other hand was mostly stable. Confidence data also improved in the Eurozone and Chinese data indicated further signs of stabilizing and even slightly improved growth.
The US Federal Reserve (Fed) again raised the target range for the federal funds rate by 25 basis points at its meeting in mid-March, bringing it to 0.75-1.00%. The European Central Bank (ECB) left policy rates unchanged but announced that there was no extension of its targeted longer-term refinancing operations program. The Swiss National Bank (SNB) and the Bank of England (BoE) also left monetary policy unchanged. Among emerging markets, Brazil cut rates twice and Russia lowered its policy rates, while China and India left policy rates unchanged.
During 1Q17, global equities continued to show positive momentum (refer to the charts under “Equity markets”) driven by improved macroeconomic data, corporate earnings and expectations of fiscal stimulus and tax reform in the US. Among developed markets, Eurozone, US and Swiss equities outperformed global equity markets while Japanese equities suffered from appreciation of the yen. Emerging markets outperformed developed markets, and Chinese equities gained from resilient macroeconomic data and recent reforms. Oil and commodity exporting markets such as Russia and the Middle East underperformed due to a decrease in oil and commodity prices. During 1Q17, equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), remained low. Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, remained positive throughout the quarter. The Credit Suisse Hedge Fund Index increased 2.1% in 1Q17.
After an increase in 4Q16, US Treasury yields were more stable in 1Q17 with the Fed declining to further raise its long-run fed funds rate projections. For euro-denominated sovereign bonds, yields increased slightly given ECB tapering concerns and political risks (refer to the charts under “Yield curves”). This led to a strong differentiation in total returns, with Italian and French bonds underperforming other major sovereign bonds, while UK Gilts and US Treasuries outperformed. In credit, emerging market bonds continued to perform well, with local currency bonds recording the best total returns on a US dollar, unhedged basis. High yield bonds also recorded a strong performance given the improving economic outlook (refer to the charts under “Credit spreads”).

The US dollar depreciated against all major currencies in 1Q17, with the Australian dollar the strongest among major currencies. The Swiss franc ended the quarter little changed against the euro, after moderately appreciating in February amid improving Swiss economic data and lingering political risks in the Eurozone. The British pound ended the quarter slightly stronger against the US dollar as the British economy remained resilient. In emerging markets, the Mexican peso recovered some of its losses from last year, while the Turkish lira was among the weakest currencies in 1Q17.
After a strong performance in 2016, the Credit Suisse Commodities Benchmark slipped 3.3% in the first quarter, primarily due to weak energy and agricultural markets. Energy prices, specifically crude oil, declined during 1Q17 amid renewed oversupply concerns as US oil inventories rose through the quarter. A weaker US dollar led to increased precious metals prices, while improving industrial activity helped lift industrial metals. Despite divergent sector performance, overall volatility levels decreased.

Market volumes (growth in %)
	Global		Europe
end of 1Q17	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	3	(15)	6	(11)
Announced mergers and acquisitions [2]	(40)	11	(27)	19
Completed mergers and acquisitions [2]	(25)	(13)	(49)	(36)
Equity underwriting [2]	27	79	22	145
Debt underwriting [2]	40	15	106	12
Syndicated lending – investment grade [2]	(26)	(15)	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Bank equities in general underperformed global stocks in 1Q17, mainly due to the weaker performance of North American bank stocks. European bank stocks performed well and gained almost 7% during the quarter (refer to the charts under “Equity markets”).
In private banking, market conditions remained challenging in light of political and economic uncertainty, the persistence of the low interest rate environment, the uncertainty concerning central banks’ monetary policies going forward and increased concerns about global growth. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes, tax regularization and anti-money laundering initiatives. In particular, regulatory requirements for investment advisory services continue to increase, including in the areas of client suitability and appropriateness of advice, information and documentation.
In investment banking, equity trading volumes decreased globally and in Europe compared to 1Q16 and increased compared to 4Q16. Announced mergers and acquisitions (M&A) increased globally and in Europe compared to 1Q16 and decreased compared to 4Q16. Global and European completed M&A volumes decreased compared to 1Q16 and 4Q16. Global and European equity underwriting volumes were higher compared to 1Q16 and 4Q16. Global and European debt underwriting volumes were also higher compared to 1Q16 and 4Q16. Compared to 1Q16, total US fixed income trading volumes were higher, mainly driven by an increase in federal agency and corporate volumes. Compared to 4Q16, total fixed income trading volumes decreased mainly driven by a decrease in mortgage-backed volumes.

Credit Suisse
In 1Q17, we recorded net income attributable to shareholders of CHF 596 million. Diluted earnings per share were CHF 0.27 and return on equity attributable to shareholders was 5.7%. As of the end of 1Q17, our BIS CET1 ratio was 11.7% on a look-through basis.
Results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,633	1,622	2,011	1	(19)
Commissions and fees	3,046	2,941	2,675	4	14
Trading revenues	574	258	(271)	122	–
Other revenues	281	360	223	(22)	26
Net revenues	5,534	5,181	4,638	7	19
Provision for credit losses	53	75	150	(29)	(65)
Compensation and benefits	2,658	2,682	2,482	(1)	7
General and administrative expenses	1,648	4,184	1,848	(61)	(11)
Commission expenses	368	394	387	(7)	(5)
Restructuring expenses	137	49	255	180	(46)
Total other operating expenses	2,153	4,627	2,490	(53)	(14)
Total operating expenses	4,811	7,309	4,972	(34)	(3)
Income/(loss) before taxes	670	(2,203)	(484)	–	–
Income tax expense/(benefit)	78	414	(179)	(81)	–
Net income/(loss)	592	(2,617)	(305)	–	–
Net income/(loss) attributable to noncontrolling interests	(4)	2	(3)	–	33
Net income/(loss) attributable to shareholders	596	(2,619)	(302)	–	–
Statement of operations metrics (%)
Return on regulatory capital	5.7	(18.6)	(4.0)	–	–
Cost/income ratio	86.9	141.1	107.2	–	–
Effective tax rate	11.6	(18.8)	37.0	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.28	(1.25)	(0.15)	–	–
Diluted earnings/(loss) per share	0.27	(1.25)	(0.15)	–	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	5.7	(23.8)	(2.6)	–	–
Return on tangible equity attributable to shareholders [1]	6.5	(26.9)	(3.0)	–	–
Balance sheet statistics (CHF million)
Total assets	811,979	819,861	813,898	(1)	0
Risk-weighted assets [2]	263,737	268,045	280,382	(2)	(6)
Leverage exposure [2]	935,911	950,763	969,541	(2)	(3)
Number of employees (full-time equivalents)
Number of employees	46,640	47,170	47,760	(1)	(2)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
In 1Q17, Credit Suisse reported net income attributable to shareholders of CHF 596 million compared to net losses attributable to shareholders of CHF (2,619) million in 4Q16 and CHF (302) million in 1Q16.
Net revenues of CHF 5,534 million increased 7% compared to 4Q16, primarily reflecting higher net revenues in Global Markets. The increase in Global Markets reflected a seasonal increase in client activity.
Net revenues increased 19% compared to 1Q16, primarily reflecting higher net revenues in Global Markets and Investment Banking & Capital Markets and lower negative net revenues in the Strategic Resolution Unit. Compared to a weak 1Q16, net revenues in Global Markets increased reflecting more favorable market conditions, particularly in its credit business. The movement in the Strategic Resolution Unit’s net revenues was primarily driven by lower negative valuation adjustments and exit costs relating to our legacy investment banking portfolio, partially offset by lower fee-based revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business. Net revenues in Investment Banking & Capital Markets increased, primarily driven by higher debt and equity underwriting revenues.
Provision for credit losses of CHF 53 million primarily related to a net provision for credit losses of CHF 24 million in the Strategic Resolution Unit, CHF 10 million in Swiss Universal Bank and CHF 6 million in Investment Banking & Capital Markets.
Total operating expenses of CHF 4,811 million decreased 34% compared to 4Q16, reflecting a 61% decrease in general and administrative expenses, primarily due to significant litigation provisions in the Strategic Resolution Unit in 4Q16 mainly related to the settlements with the US Department of Justice and the National Credit Union Administration Board regarding our legacy residential mortgage-backed securities business. These decreases were partially offset by a CHF 88 million increase in restructuring expenses. In 1Q17, we incurred CHF 137 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 129 million were related to compensation and benefits.
Total operating expenses decreased 3% compared to 1Q16, reflecting an 11% decrease in general and administrative expenses, mainly due to lower professional fees, and a 46% decrease in restructuring expenses. These decreases were partially offset by a 7% increase in compensation and benefits, mainly in the Corporate Center reflecting fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets intended to support the restructuring of the Group predominately through the end of 2017.
Income tax expense of CHF 78 million recorded in 1Q17 mainly reflected a tax charge relating to the geographical mix of results, partially offset by a tax benefit associated with the establishment of Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG and the re-assessment relating to the tax deductibility on previously taken litigation accruals. Overall, net deferred tax assets increased CHF 1,950 million to CHF 7,649 million, mainly driven by the adoption of new accounting standards relating to intra-entity asset transfer rules and share-based payments and the tax benefits noted above, partially offset by earnings and the foreign exchange impact. Deferred tax assets on net operating losses increased CHF 365 million to CHF 2,543 million during 1Q17. The Credit Suisse effective tax rate was 11.6% in 1Q17, compared to (18.8)% in 4Q16.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
Provision for credit losses	10	2	4	5	6	2	29	24	53
Compensation and benefits	452	556	424	690	348	100	2,570	88	2,658
Total other operating expenses	488	372	306	597	103	66	1,932	221	2,153
of which general and administrative expenses	356	282	220	438	101	44	1,441	207	1,648
of which restructuring expenses	52	36	19	20	2	1	130	7	137
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Return on regulatory capital (%)	12.7	23.0	10.9	9.0	23.1	–	11.4	–	5.7
Cost/income ratio (%)	69.4	76.0	82.9	80.0	74.4	–	78.4	–	86.9
Total assets	232,334	89,927	96,291	242,745	19,997	69,045	750,339	61,640	811,979
Goodwill	616	1,580	1,522	468	645	0	4,831	0	4,831
Risk-weighted assets [1]	65,639	35,794	33,077	52,061	18,602	17,180	222,353	41,384	263,737
Leverage exposure [1]	257,397	93,629	106,474	287,456	44,018	64,219	853,193	82,718	935,911
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Compensation and benefits	497	565	429	634	329	122	2,576	106	2,682
Total other operating expenses	486	397	319	630	96	140	2,068	2,559	4,627
of which general and administrative expenses	416	318	219	475	101	101	1,630	2,554	4,184
of which restructuring expenses	(3)	16	19	15	(6)	7	48	1	49
Total operating expenses	983	962	748	1,264	425	262	4,644	2,665	7,309
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,895)	(2,203)
Return on regulatory capital (%)	12.2	27.0	7.6	0.3	22.9	–	6.6	–	(18.6)
Cost/income ratio (%)	70.3	74.1	86.8	99.9	74.0	–	86.3	–	141.1
Total assets	228,363	91,083	97,221	239,700	20,784	62,413	739,564	80,297	819,861
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
1Q16 (CHF million)
Net revenues	1,356	1,173	907	1,245	388	110	5,179	(541)	4,638
Provision for credit losses	6	(2)	(22)	23	29	1	35	115	150
Compensation and benefits	476	501	404	671	287	(67)	2,272	210	2,482
Total other operating expenses	442	374	261	749	134	143	2,103	387	2,490
of which general and administrative expenses	330	305	190	517	106	108	1,556	292	1,848
of which restructuring expenses	40	8	1	100	27	0	176	79	255
Total operating expenses	918	875	665	1,420	421	76	4,375	597	4,972
Income/(loss) before taxes	432	300	264	(198)	(62)	33	769	(1,253)	(484)
Return on regulatory capital (%)	14.4	24.9	20.8	(5.6)	(9.9)	–	7.6	–	(4.0)
Cost/income ratio (%)	67.7	74.6	73.3	114.1	108.5	–	84.5	–	107.2
Total assets	222,653	85,766	90,218	237,716	20,772	51,487	708,612	105,286	813,898
Goodwill	603	1,523	1,486	453	623	0	4,688	0	4,688
Risk-weighted assets [1]	64,437	33,028	27,649	56,698	16,990	17,455	216,257	64,125	280,382
Leverage exposure [1]	242,144	90,865	103,872	280,029	44,369	48,374	809,653	159,888	969,541
1 Disclosed on a look-through basis.

update to the compensation report
After the publication of our Annual Report 2016 on March 24, 2017 and the Compensation Report contained therein, the Chairman of the Board of Directors, Urs Rohner, and the chairman of the Compensation Committee, Jean Lanier, conducted a thorough engagement with many of our shareholders. Feedback on the Group’s strategy and its execution was supportive. There were, however, some shareholders who expressed reservations regarding certain aspects of compensation.
In order to address these shareholder concerns and to ensure that the Executive Board is able to continue to focus on the successful turnaround of Credit Suisse and the implementation of our strategy, the CEO and the Executive Board proposed to the Board of Directors that both the 2016 Short-Term Incentive awards as well as the 2017 Long-Term Incentive opportunities, previously proposed to be awarded to them by the Board of Directors, be reduced by 40%. This proposal was approved by the Board of Directors.
In addition, the Board of Directors has also decided to maintain total Board of Directors compensation at the level of 2015 and 2016, with no incremental increase in 2017 as proposed in the Compensation Report.
These compensation proposals were approved at our Annual General Meeting on April 28, 2017.
proposed capital raise and other strategy matters
The Board of Directors will propose to an Extraordinary General Meeting of shareholders to be held on May 18, 2017 a rights offering and share capital increase through the issuance of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws. Under the terms of this rights offering, Credit Suisse Group AG plans to issue up to 404,526,794 new registered shares with a par value of CHF 0.04 each. We expect the net proceeds of the rights offering to amount to approximately CHF 4 billion, excluding the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend.
Through the proposed share capital increase, we intend to strengthen our capital and leverage position, to continue to implement our strategy and advance our restructuring plans, pursue attractive growth opportunities and address expected increases in regulatory capital requirements. On a pro-forma basis, based on our end-1Q17 risk-weighted assets and leverage exposure amounts including the net proceeds of the capital increase, our look-through BIS CET1 capital ratio would have been approximately 13.4% and our look-through BIS tier 1 leverage ratio would have been approximately 5.1%.
We have decided not to pursue a partial initial public offering of our Swiss banking subsidiary Credit Suisse (Schweiz) AG, thus retaining full ownership of a historically stable income stream in our home market of Switzerland and avoiding complexity in the business structure and activities of a key division of the Group.
We intend to accelerate the release of capital from our Strategic Resolution Unit and bring forward capital targets for this division by one year without incremental impact on pre-tax income. We now plan to complete the wind-down of the Strategic Resolution Unit by the end of 2018 without incremental impact to our existing targets for pre-tax losses from this division.
Further, we have decided to revise our dividend policy beginning in 2017 by discontinuing the proposal of a scrip alternative at the option of shareholders and by instead proposing to pay an all-cash dividend per share at a level similar to the cash component (as opposed to the stock component) per share of the total dividend that our shareholders elected in recent years, subject to performance and to the decision of the Board of Directors and approval of our shareholders in due course. In future years, we plan to return excess capital to our shareholders, subject to meeting our capital targets. After the anticipated changes to the Basel III capital framework have been finalized, we expect to have greater clarity on our capital requirements, but in the interim we seek to maintain a look-through BIS CET1 capital ratio of approximately 13% and look-through BIS tier 1 leverage ratio of approximately 5%.
Core Results
In 1Q17, Core Results net revenues of CHF 5,740 million increased 7% compared to 4Q16, primarily reflecting higher net revenues in Global Markets. Provision for credit losses was CHF 29 million, primarily reflecting net provisions of CHF 10 million in Swiss Universal Bank and CHF 6 million in Investment Banking & Capital Markets. Total operating expenses of CHF 4,502 million decreased 3% compared to 4Q16. General and administrative expenses of CHF 1,441 million decreased 12%, primarily related to decreased expenses in Swiss Universal Bank, Corporate Center, Global Markets and International Wealth Management. Compensation and benefits of CHF 2,570 million were stable compared to 4Q16, primarily due to an increase in Global Markets, partially offset by a decrease in Swiss Universal Bank. Compared to 4Q16, restructuring expenses of CHF 130 million increased 171%, primarily in Swiss Universal Bank and International Wealth Management.
Core Results net revenues increased 11% compared to 1Q16, primarily reflecting higher net revenues in Global Markets and Investment Banking & Capital Markets. Total operating expenses increased 3% compared to 1Q16. Compensation and benefits increased 13%, primarily related to increases in Corporate Center and in Investment Banking & Capital Markets and International Wealth Management, primarily due to increased discretionary compensation expenses. Total operating expenses in 1Q17 were also impacted by restructuring expenses of CHF 130 million. These increases were partially offset by a 7% decrease in general and administrative expenses, primarily related to Global Markets, reflecting reduced allocated corporate function costs, and in the Corporate Center, primarily related to costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements.

Reconciliation of adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	1,354	1,221	881	1,609	606	92	5,763	(244)	5,519
Provision for credit losses	10	2	4	5	6	2	29	24	53
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Restructuring expenses	(52)	(36)	(19)	(20)	(2)	(1)	(130)	(7)	(137)
Major litigation provisions	(27)	0	0	0	0	0	(27)	(70)	(97)
Total operating expenses adjusted	861	892	711	1,267	449	165	4,345	232	4,577
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Total adjustments	79	36	19	20	2	24	180	39	219
Adjusted income/(loss) before taxes	483	327	166	337	151	(75)	1,389	(500)	889
Adjusted return on regulatory capital (%)	15.1	25.8	12.3	9.6	23.4	–	13.1	–	7.5
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Real estate gains	(20)	(54)	0	0	0	0	(74)	(4)	(78)
(Gains)/losses on business sales	0	0	0	0	0	0	0	2	2
Net revenues adjusted	1,379	1,245	862	1,265	574	(16)	5,309	(204)	5,105
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Total operating expenses	983	962	748	1,264	425	262	4,644	2,665	7,309
Restructuring expenses	3	(16)	(19)	(15)	6	(7)	(48)	(1)	(49)
Major litigation provisions	(19)	(7)	0	0	0	0	(26)	(2,375)	(2,401)
Total operating expenses adjusted	967	939	729	1,249	431	255	4,570	289	4,859
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,895)	(2,203)
Total adjustments	(4)	(31)	19	15	(6)	7	0	2,374	2,374
Adjusted income/(loss) before taxes	378	300	122	20	143	(271)	692	(521)	171
Adjusted return on regulatory capital (%)	12.1	24.4	9.0	0.7	22.0	–	6.6	–	1.4
1Q16 (CHF million)
Net revenues	1,356	1,173	907	1,245	388	110	5,179	(541)	4,638
(Gains)/losses on business sales	0	0	0	0	0	52	52	4	56
Net revenues adjusted	1,356	1,173	907	1,245	388	162	5,231	(537)	4,694
Provision for credit losses	6	(2)	(22)	23	29	1	35	115	150
Total operating expenses	918	875	665	1,420	421	76	4,375	597	4,972
Restructuring expenses	(40)	(8)	(1)	(100)	(27)	0	(176)	(79)	(255)
Total operating expenses adjusted	878	867	664	1,320	394	76	4,199	518	4,717
Income/(loss) before taxes	432	300	264	(198)	(62)	33	769	(1,253)	(484)
Total adjustments	40	8	1	100	27	52	228	83	311
Adjusted income/(loss) before taxes	472	308	265	(98)	(35)	85	997	(1,170)	(173)
Adjusted return on regulatory capital (%)	15.7	25.6	20.9	(2.8)	(5.2)	–	9.8	–	(1.4)
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	1Q17								4Q16	1Q16
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	711	883	411		–	–	–	2,005	2,039	1,900
of which net interest income	413	342	168		–	–	–	923	940	881
of which recurring	197	290	81		–	–	–	568	585	545
of which transaction-based	100	250	163		–	–	–	513	442	490
Provision for credit losses	12	2	4		–	–	–	18	25	(10)
Total operating expenses	538	642	268		–	–	–	1,448	1,519	1,388
Income before taxes	161	239	139		–	–	–	539	495	522
Related to corporate & institutional banking
Net revenues	643	–	–		–	–	–	643	650	628
of which net interest income	313	–	–		–	–	–	313	324	310
of which recurring	165	–	–		–	–	–	165	162	148
of which transaction-based	180	–	–		–	–	–	180	177	180
Provision for credit losses	(2)	–	–		–	–	–	(2)	24	(3)
Total operating expenses	402	–	–		–	–	–	402	417	369
Income before taxes	243	–	–		–	–	–	243	209	262
Related to investment banking
Net revenues	–	–	470		1,609	606	–	2,685	2,329	2,221
of which fixed income sales and trading	–	–	58		843	–	–	901	599	695
of which equity sales and trading	–	–	234		488	–	–	722	778	929
of which underwriting and advisory	–	–	178	[1]	312	612	–	1,102	1,026	684
Provision for credit losses	–	–	0		5	6	–	11	(2)	47
Total operating expenses	–	–	462		1,287	451	–	2,200	2,168	2,289
Income/(loss) before taxes	–	–	8		317	149	–	474	163	(115)
Related to asset management
Net revenues	–	338	–		–	–	–	338	381	320
Total operating expenses	–	286	–		–	–	–	286	278	253
Income before taxes	–	52	–		–	–	–	52	103	67
Related to corporate center
Net revenues	–	–	–		–	–	69	69	(16)	110
Provision for credit losses	–	–	–		–	–	2	2	0	1
Total operating expenses	–	–	–		–	–	166	166	262	76
Income/(loss) before taxes	–	–	–		–	–	(99)	(99)	(278)	33
Total
Net revenues	1,354	1,221	881		1,609	606	69	5,740	5,383	5,179
Provision for credit losses	10	2	4		5	6	2	29	47	35
Total operating expenses	940	928	730		1,287	451	166	4,502	4,644	4,375
Income/(loss) before taxes	404	291	147		317	149	(99)	1,209	692	769
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

employees and other HEADCOUNT
There were 46,640 Group employees as of the end of 1Q17, a decrease of 530 compared to 4Q16, primarily reflecting the impact of our cost efficiency initiatives and the right-sizing of business activities, especially in Swiss Universal Bank and International Wealth Management. These decreases were partially offset by an increase relating to business growth in Asia Pacific and Investment Banking & Capital Markets and an expansion in corporate functions, driven by increases relating to our compliance and regulatory function. The number of outsourced roles, contractors and consultants decreased by 230 compared to 4Q16.
Employees and other headcount
end of	1Q17	4Q16	1Q16
Employees (full-time equivalents)
Swiss Universal Bank	12,740	13,140	13,500
International Wealth Management	10,010	10,300	10,170
Asia Pacific	7,080	6,980	6,730
Global Markets	11,600	11,530	11,780
Investment Banking & Capital Markets	3,210	3,090	2,880
Strategic Resolution Unit	1,690	1,830	2,290
Corporate Center	310	300	410
Total employees	46,640	47,170	47,760
Other headcount
Outsourced roles, contractors and consultants	22,800	23,030	28,250
Total employees and other headcount	69,440	70,200	76,010
Regulatory capital
As of the end of 1Q17, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 11.7% and our risk-weighted assets were CHF 263.7 billion, both on a look-through basis.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 1Q17, 40% and 26% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 decreased CHF 3.8 billion to CHF 19.6 billion as of the end of 1Q17, primarily reflecting net sales, mainly in trading assets, net settlements, primarily in trading assets and loans, and net transfers out of level 3, mainly in trading assets.
As of the end of 1Q17, our level 3 assets comprised 2% of total assets and 6% of total assets measured at fair value compared to 3% and 7%, respectively, as of the end of 4Q16.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of our strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has continued to progress.
– In February 2017, Credit Suisse (Schweiz) AG and Credit Suisse Asset Management International Holding Ltd (CSAM IHAG), with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG (CSAM Holding), a holding company domiciled in Switzerland. CSAM Schweiz was incorporated in February 2017 and received the Swiss-related asset management business from Credit Suisse AG through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
– In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by the Group were transferred to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer was completed on March 31, 2017.
> Refer to “Evolution of legal entity structure” in I – Information on the company – Strategy in the Credit Suisse Annual Report 2016 for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On March 24, 2017, the Fed and the Federal Deposit Insurance Corporation released guidance for the 2018 and subsequent US resolution plans submitted by the “first wave” foreign filers, including Credit Suisse. Like the guidance issued in 2016 to “first wave” US filers, the new guidance includes additional requirements for more detailed analyses on a number of issues. However, in contrast to the regulators’ evaluations of the “first wave” US filers’ 2015 US resolution plans, no credibility determinations were made for “first wave” foreign filers’ 2015 US resolution plans. Credit Suisse is required to file its next US resolution plan by July 1, 2018.
On March 29, 2017, the United Kingdom (UK) government submitted the formal notification under Article 50 of the Lisbon Treaty to the European Council of the intention of the UK to withdraw from the European Union (EU). Unless all EU member states agree to an extension, the deadline for the conclusion of a withdrawal agreement under Article 50 is March 29, 2019. If a withdrawal agreement is concluded, the UK will leave the EU on the date that agreement comes into force. If no withdrawal agreement is concluded, the UK will leave the EU at midnight on March 29, 2019.
On April 5, 2017, Credit Suisse Holdings (USA), Inc., our US intermediate holding company (IHC), filed its first annual capital plan with the Fed pursuant to the Fed’s capital planning and IHC rules.
On April 18, 2017, the Fed approved our request for an extension of the Volcker Rule conformance period for certain of our illiquid fund holdings, extending the period of time for us to divest or conform these investments by five additional years (i.e., until July 21, 2022).
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2016 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 1Q17, we reported income before taxes of CHF 404 million and net revenues of CHF 1,354 million. Income before taxes was 6% higher compared to 4Q16 and 6% lower compared to 1Q16.
results summary
Effective January 1, 2017, we commenced serving our clients through the following four dedicated business areas in order to better serve our Swiss client base: Private & Wealth Management Clients and Premium Clients within the Private Clients business (formerly Private Banking), and Corporate Clients and Institutional Clients within the Corporate & Institutional Clients business (formerly Corporate & Institutional Banking). The most significant change which arose pursuant to this modification in organizational structure related to the transfer of the external asset managers business from the former Private Banking business to the former Corporate & Institutional Banking business. Prior periods have been reclassified to conform to the current presentation.
1Q17 results
In 1Q17, we reported income before taxes of CHF 404 million and net revenues of CHF 1,354 million. Compared to 4Q16, net revenues were slightly lower, mainly due to gains on the sale of real estate in 4Q16, slightly lower net interest income and lower recurring commissions and fees, partially offset by higher transaction-based revenues. Total operating expenses were 4% lower compared to 4Q16, primarily reflecting lower general and administrative expenses and lower compensation and benefits partially offset by higher restructuring expenses.
Compared to 1Q16, net revenues were stable, with slightly lower transaction-based revenues offset by higher recurring commissions and fees. Total operating expenses increased slightly compared to 1Q16, reflecting higher general and administrative expenses and restructuring expenses, partially offset by lower compensation and benefits.
Adjusted income before taxes of CHF 483 million was 28% higher compared to 4Q16 and slightly higher compared to 1Q16.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of CHF 65.6 billion, stable compared to the end of 4Q16. An increase from methodology and policy changes reflecting the phase-in of the Swiss mortgage multipliers was offset by lower risk levels and a foreign exchange impact. Leverage exposure was CHF 257.4 billion, reflecting an increase of CHF 4.5 billion compared to the end of 4Q16, driven by increased high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,354	1,399	1,356	(3)	0
Provision for credit losses	10	34	6	(71)	67
Compensation and benefits	452	497	476	(9)	(5)
General and administrative expenses	356	416	330	(14)	8
Commission expenses	80	73	72	10	11
Restructuring expenses	52	(3)	40	–	30
Total other operating expenses	488	486	442	0	10
Total operating expenses	940	983	918	(4)	2
Income before taxes	404	382	432	6	(6)
Statement of operations metrics (%)
Return on regulatory capital	12.7	12.2	14.4	–	–
Cost/income ratio	69.4	70.3	67.7	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,741	5,763	5,366	0	7
Pre-tax return on average economic risk capital (%) [1]	28.3	26.6	32.3	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,740	13,140	13,500	(3)	(6)
Number of relationship managers	1,870	1,970	2,040	(5)	(8)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	711	749	728	(5)	(2)
Corporate & Institutional Clients	643	650	628	(1)	2
Net revenues	1,354	1,399	1,356	(3)	0
Net revenue detail (CHF million)
Net interest income	726	745	732	(3)	(1)
Recurring commissions and fees	362	378	344	(4)	5
Transaction-based revenues	280	270	288	4	(3)
Other revenues	(14)	6	(8)	–	75
Net revenues	1,354	1,399	1,356	(3)	0
Provision for credit losses (CHF million)
New provisions	38	46	26	(17)	46
Releases of provisions	(28)	(12)	(20)	133	40
Provision for credit losses	10	34	6	(71)	67
Balance sheet statistics (CHF million)
Total assets	232,334	228,363	222,653	2	4
Net loans	166,078	165,685	162,941	0	2
of which Private Clients	110,190	109,554	–	1	–
Risk-weighted assets	65,639	65,669	64,437	0	2
Leverage exposure	257,397	252,889	242,144	2	6
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	711	749	728	643	650	628	1,354	1,399	1,356
Real estate gains	0	(20)	0	0	0	0	0	(20)	0
Adjusted net revenues	711	729	728	643	650	628	1,354	1,379	1,356
Provision for credit losses	12	10	9	(2)	24	(3)	10	34	6
Total operating expenses	538	566	549	402	417	369	940	983	918
Restructuring expenses	(47)	3	(35)	(5)	0	(5)	(52)	3	(40)
Major litigation provisions	0	0	0	(27)	(19)	0	(27)	(19)	0
Adjusted total operating expenses	491	569	514	370	398	364	861	967	878
Income before taxes	161	173	170	243	209	262	404	382	432
Total adjustments	47	(23)	35	32	19	5	79	(4)	40
Adjusted income before taxes	208	150	205	275	228	267	483	378	472
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.1	12.1	15.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private clients
Results
Income before taxes of CHF 161 million was 7% lower compared to 4Q16, primarily reflecting decreased net revenues, partially offset by lower total operating expenses. Compared to 1Q16, income before taxes was 5% lower, primarily reflecting slightly lower net revenues, partially offset by slightly lower total operating expenses. Adjusted income before taxes of CHF 208 million increased 39% compared to 4Q16 and was stable compared to 1Q16.
Net revenues
Compared to 4Q16, net revenues of CHF 711 million were 5% lower, primarily due to gains on the sale of real estate of CHF 20 million in 4Q16 reflected in other revenues and lower recurring commissions and fees. Recurring commissions and fees of CHF 197 million were 9% lower, reflecting lower discretionary mandate management fees, partially offset by higher investment product management fees and banking services fees. Transaction-based revenues of CHF 100 million were 8% higher, driven by higher revenues from trading services and increased brokerage and product issuing fees. Net interest income of CHF 413 million was slightly lower with stable loan margins and higher deposit margins on stable average loan and deposit volumes.
Compared to 1Q16, net revenues decreased slightly, primarily reflecting slightly lower net interest income and lower transaction-based revenues. Net interest income was slightly lower with slightly higher loan margins and higher deposit margins on slightly higher average loan and deposit volumes. Transaction-based revenues were 7% lower primarily due to lower fees from foreign exchange client business and decreased revenues from trading services, which were mainly foreign exchange-related. Recurring commissions and fees were stable.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q17, Private Clients recorded provision for credit losses of CHF 12 million compared to CHF 10 million in 4Q16 and CHF 9 million in 1Q16. The provision was primarily related to our consumer finance business.
Results - Private Clients
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	711	749	728	(5)	(2)
Provision for credit losses	12	10	9	20	33
Compensation and benefits	242	286	280	(15)	(14)
General and administrative expenses	203	250	207	(19)	(2)
Commission expenses	46	33	27	39	70
Restructuring expenses	47	(3)	35	–	34
Total other operating expenses	296	280	269	6	10
Total operating expenses	538	566	549	(5)	(2)
Income before taxes	161	173	170	(7)	(5)
Statement of operations metrics (%)
Cost/income ratio	75.7	75.6	75.4	–	–
Net revenue detail (CHF million)
Net interest income	413	421	422	(2)	(2)
Recurring commissions and fees	197	216	196	(9)	1
Transaction-based revenues	100	93	108	8	(7)
Other revenues	1	19	2	(95)	(50)
Net revenues	711	749	728	(5)	(2)
Margins on assets under management (annualized) (bp)
Gross margin [1]	146	156	155	–	–
Net margin [2]	33	36	36	–	–
Number of relationship managers
Number of relationship managers	1,330	1,430	1,490	(7)	(11)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Total operating expenses
Compared to 4Q16, total operating expenses of CHF 538 million decreased 5%, primarily reflecting lower general and administrative expenses and decreased compensation and benefits, partially offset by higher restructuring expenses. General and administrative expenses of CHF 203 million decreased 19%, primarily due to lower advertising and marketing expenses, lower professional services fees and decreased allocated corporate function costs. Compensation and benefits of CHF 242 million were 15% lower, primarily reflecting lower pension expenses, lower salary expenses due to a release of Swiss holiday accruals in 1Q17 as well as lower social security costs and discretionary compensation expenses, partially offset by higher allocated corporate function costs. Restructuring expenses increased CHF 50 million to CHF 47 million. Adjusted total operating expenses of CHF 491 million were 14% lower compared to 4Q16.
Compared to 1Q16, total operating expenses were slightly lower, despite investments in regulatory and compliance functions, primarily reflecting lower compensation and benefits, partially offset by higher commission expenses and restructuring expenses in 1Q17. Compensation and benefits were 14% lower, primarily reflecting lower salary expenses and decreased allocated corporate function costs. General and administrative expenses were slightly lower, primarily reflecting decreased professional services fees. Adjusted total operating expenses were 4% lower compared to 1Q16.
margins
Gross margin
Our gross margin was 146 basis points in 1Q17, ten basis points lower compared to 4Q16, mainly driven by lower recurring commissions and fees and gains on the sale of real estate in 4Q16 on slightly higher average assets under management. Compared to 1Q16, our gross margin was nine basis points lower, primarily due to slightly lower net interest income and lower transaction-based revenues on 4.0% higher average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 33 basis points in 1Q17, three basis points lower compared to 4Q16, mainly due to lower net revenues on slightly higher average assets under management, partially offset by lower total operating expenses. Compared to 1Q16, our net margin was three basis points lower, primarily reflecting slightly lower net revenues on the 4.0% higher average assets under management, partially offset by slightly lower total operating expenses. On the basis of adjusted income before taxes, our net margin was 43 basis points in 1Q17, twelve basis points higher compared to 4Q16 and one basis point lower compared to 1Q16.
Assets under management
As of the end of 1Q17, assets under management of CHF 198.2 billion were CHF 6.0 billion higher compared to the end of 4Q16, mainly driven by favorable market movements and net new assets of CHF 2.0 billion. Net new assets reflected positive contributions from all businesses.

Assets under management – Private Clients
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Assets under management	198.2	192.2	185.7	3.1	6.7
Average assets under management	195.2	191.7	187.7	1.8	4.0
Assets under management by currency (CHF billion)
USD	29.8	28.7	27.0	3.8	10.4
EUR	19.5	19.0	18.2	2.6	7.1
CHF	140.4	136.7	133.5	2.7	5.2
Other	8.5	7.8	7.0	9.0	21.4
Assets under management	198.2	192.2	185.7	3.1	6.7
Growth in assets under management (CHF billion)
Net new assets	2.0	(1.8)	0.3	–	–
Other effects	4.0	1.4	(4.4)	–	–
of which market movements	4.8	0.4	(3.2)	–	–
of which foreign exchange	(0.6)	1.2	(0.9)	–	–
of which other	(0.2)	(0.2)	(0.3)	–	–
Growth in assets under management	6.0	(0.4)	(4.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.2	(3.7)	0.6	–	–
Other effects	8.3	2.9	(9.2)	–	–
Growth in assets under management (annualized)	12.5	(0.8)	(8.6)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.0	0.1	1.3	–	–
Other effects	5.7	1.2	(9.5)	–	–
Growth in assets under management (rolling four-quarter average)	6.7	1.3	(8.2)	–	–
Corporate & institutional clients
Results
Income before taxes of CHF 243 million increased 16% compared to 4Q16, primarily due to higher provision for credit losses in 4Q16 and lower total operating expenses in 1Q17. Compared to 1Q16, income before taxes was 7% lower, reflecting higher total operating expenses, partially offset by slightly higher net revenues. Adjusted income before taxes of CHF 275 million increased 21% compared to 4Q16 and was slightly higher compared to 1Q16.
Net revenues
Compared to 4Q16, net revenues of CHF 643 million were stable with slightly lower net interest income, offset by slightly higher transaction-based revenues and recurring commissions and fees. Net interest income of CHF 313 million decreased slightly, with stable loan margins on stable average loan volumes and lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees of CHF 165 million were slightly higher, mainly due to increased fees from lending activities, partially offset by lower discretionary mandate management fees. Transaction-based revenues of CHF 180 million were slightly higher, mainly due to higher revenues from trading services, including a revaluation gain on an equity investment of CHF 6 million, partially offset by lower revenues from our Swiss investment banking business and lower corporate advisory fees.
Compared to 1Q16, net revenues were slightly higher, driven by increased recurring commissions and fees and higher revenues from our Swiss investment banking business, partially offset by lower revenues from trading services. Recurring commissions and fees were 11% higher, driven by higher fees from lending activities and higher security account and custody services fees, partially offset by lower discretionary mandate management fees. Net interest income and transaction-based revenues were stable compared to 1Q16.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	643	650	628	(1)	2
Provision for credit losses	(2)	24	(3)	–	(33)
Compensation and benefits	210	211	196	0	7
General and administrative expenses	153	166	123	(8)	24
Commission expenses	34	40	45	(15)	(24)
Restructuring expenses	5	0	5	–	0
Total other operating expenses	192	206	173	(7)	11
Total operating expenses	402	417	369	(4)	9
Income before taxes	243	209	262	16	(7)
Statement of operations metrics (%)
Cost/income ratio	62.5	64.2	58.8	–	–
Net revenue detail (CHF million)
Net interest income	313	324	310	(3)	1
Recurring commissions and fees	165	162	148	2	11
Transaction-based revenues	180	177	180	2	0
Other revenues	(15)	(13)	(10)	15	50
Net revenues	643	650	628	(1)	2
Number of relationship managers
Number of relationship managers	540	540	550	0	(2)
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 1Q17, Corporate & Institutional Clients recorded a release of provision for credit losses of CHF 2 million compared to provision for credit losses of CHF 24 million in 4Q16 and a release of provision for credit losses of CHF 3 million in 1Q16.
Total operating expenses
Compared to 4Q16, total operating expenses of CHF 402 million were 4% lower, primarily reflecting lower general and administrative expenses. General and administrative expenses of CHF 153 million decreased 8%, primarily due to lower allocated corporate function costs and lower professional services fees. Compensation and benefits of CHF 210 million were stable. Adjusted total operating expenses of CHF 370 million were 7% lower compared to 4Q16.
Compared to 1Q16, total operating expenses were 9% higher, mainly driven by higher general and administrative expenses and higher compensation and benefits, partially offset by lower commission expenses. General and administrative expenses increased 24%, primarily due to higher litigation provisions. Compensation and benefits increased 7% mainly due to higher allocated corporate function costs, higher salary expenses and higher discretionary compensation expenses. Adjusted total operating expenses were slightly higher compared to 1Q16.
Assets under management
As of the end of 1Q17, assets under management of CHF 348.9 billion were CHF 9.6 billion higher compared to the end of 4Q16, primarily driven by favorable market movements. Net asset inflows were offset by outflows related to terminated relationships with certain external asset managers.

International Wealth Management
In 1Q17, we reported income before taxes of CHF 291 million and net revenues of CHF 1,221 million. Income before taxes was 12% and 3% lower compared to 4Q16 and 1Q16, respectively.
Results summary
1Q17 results
In 1Q17, we reported income before taxes of CHF 291 million and net revenues of CHF 1,221 million. Compared to 4Q16, net revenues decreased 6% due to lower other revenues, lower transaction- and performance-based revenues and slightly lower net interest income, partially offset by higher recurring commissions and fees. Other revenues in 4Q16 included a gain on the sale of real estate of CHF 54 million, reflected in Private Banking, while transaction- and performance-based revenues in 4Q16 included year-end performance fees in Asset Management. Provision for credit losses was CHF 2 million compared to CHF 6 million in 4Q16. Total operating expenses were 4% lower compared to 4Q16, mainly driven by lower general and administrative expenses and slightly lower compensation and benefits, partially offset by higher restructuring expenses.
Compared to 1Q16, net revenues increased 4% reflecting higher recurring commissions and fees, higher other revenues and higher net interest income. This increase was partially offset by lower transaction- and performance-based revenues as 1Q16 included a residual gain from a private equity interest in Asset Management. Provision for credit losses was CHF 2 million compared to a release of CHF 2 million in 1Q16. Total operating expenses were 6% higher with higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses.
Adjusted income before taxes of CHF 327 million increased 9% and 6% compared to 4Q16 and 1Q16, respectively.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of CHF 35.8 billion, an increase of CHF 0.5 billion compared to the end of 4Q16. Leverage exposure of CHF 93.6 billion was stable compared to the end of 4Q16.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,221	1,299	1,173	(6)	4
Provision for credit losses	2	6	(2)	(67)	–
Compensation and benefits	556	565	501	(2)	11
General and administrative expenses	282	318	305	(11)	(8)
Commission expenses	54	63	61	(14)	(11)
Restructuring expenses	36	16	8	125	350
Total other operating expenses	372	397	374	(6)	(1)
Total operating expenses	928	962	875	(4)	6
Income before taxes	291	331	300	(12)	(3)
Statement of operations metrics (%)
Return on regulatory capital	23.0	27.0	24.9	–	–
Cost/income ratio	76.0	74.1	74.6	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,129	3,976	3,596	4	15
Pre-tax return on average economic risk capital (%) [1]	29.0	34.2	34.4	–	–
Number of employees (full-time equivalents)
Number of employees	10,010	10,300	10,170	(3)	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	883	918	853	(4)	4
Asset Management	338	381	320	(11)	6
Net revenues	1,221	1,299	1,173	(6)	4
Net revenue detail (CHF million)
Net interest income	342	353	325	(3)	5
Recurring commissions and fees	513	489	477	5	8
Transaction- and performance-based revenues	366	402	393	(9)	(7)
Other revenues	0	55	(22)	(100)	100
Net revenues	1,221	1,299	1,173	(6)	4
Provision for credit losses (CHF million)
New provisions	6	20	2	(70)	200
Releases of provisions	(4)	(14)	(4)	(71)	0
Provision for credit losses	2	6	(2)	(67)	–
Balance sheet statistics (CHF million)
Total assets	89,927	91,083	85,766	(1)	5
Net loans	46,097	44,965	40,171	3	15
of which Private Banking	45,780	44,952	–	2	–
Risk-weighted assets	35,794	35,252	33,028	2	8
Leverage exposure	93,629	94,092	90,865	0	3
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	883	918	853	338	381	320	1,221	1,299	1,173
Real estate gains	0	(54)	0	0	0	0	0	(54)	0
Adjusted net revenues	883	864	853	338	381	320	1,221	1,245	1,173
Provision for credit losses	2	6	(2)	0	0	0	2	6	(2)
Total operating expenses	642	684	622	286	278	253	928	962	875
Restructuring expenses	(23)	(11)	(10)	(13)	(5)	2	(36)	(16)	(8)
Major litigation provisions	0	(7)	0	0	0	0	0	(7)	0
Adjusted total operating expenses	619	666	612	273	273	255	892	939	867
Income before taxes	239	228	233	52	103	67	291	331	300
Total adjustments	23	(36)	10	13	5	(2)	36	(31)	8
Adjusted income before taxes	262	192	243	65	108	65	327	300	308
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	25.8	24.4	25.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results
Income before taxes of CHF 239 million increased 5% compared to 4Q16, reflecting lower total operating expenses, partially offset by lower net revenues. Compared to 1Q16, income before taxes increased slightly mainly driven by higher net revenues, partially offset by slightly higher total operating expenses. Adjusted income before taxes of CHF 262 million increased 36% and 8% compared to 4Q16 and 1Q16, respectively.
Net revenues
Compared to 4Q16, net revenues of CHF 883 million were 4% lower, with significantly lower other revenues and slightly lower net interest income, partially offset by higher transaction- and performance-based revenues and higher recurring commissions and fees. Other revenues of CHF 1 million decreased CHF 52 million, mainly driven by the gain on the sale of real estate of CHF 54 million in 4Q16. Net interest income of CHF 342 million decreased slightly with stable deposit margins and higher loan margins on stable average deposit and loan volumes. Transaction- and performance-based revenues of CHF 250 million increased 6%, mainly driven by higher revenues from trading services, including a revaluation gain on an equity investment of CHF 13 million, and higher brokerage and product issuing fees, partially offset by lower performance fees. Recurring commissions and fees of CHF 290 million were 5% higher, mainly due to higher banking services fees, higher security account and custody services fees and higher investment product management fees.
Compared to 1Q16, net revenues increased 4%, with higher net interest income and higher recurring commissions and fees, partially offset by slightly lower transaction- and performance-based revenues. Net interest income increased 5%, primarily reflecting higher loan and deposit margins on higher average loan and deposit volumes. Recurring commissions and fees increased 5%, mainly due to higher investment product management fees and higher security account and custody services fees. Transaction- and performance-based revenues decreased slightly, driven by lower revenues from trading services, partially offset by higher brokerage and product issuing fees.
Results – Private Banking
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	883	918	853	(4)	4
Provision for credit losses	2	6	(2)	(67)	–
Compensation and benefits	381	382	349	0	9
General and administrative expenses	197	242	221	(19)	(11)
Commission expenses	41	49	42	(16)	(2)
Restructuring expenses	23	11	10	109	130
Total other operating expenses	261	302	273	(14)	(4)
Total operating expenses	642	684	622	(6)	3
Income before taxes	239	228	233	5	3
Statement of operations metrics (%)
Cost/income ratio	72.7	74.5	72.9	–	–
Net revenue detail (CHF million)
Net interest income	342	353	325	(3)	5
Recurring commissions and fees	290	277	276	5	5
Transaction- and performance-based revenues	250	235	254	6	(2)
Other revenues	1	53	(2)	(98)	–
Net revenues	883	918	853	(4)	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	108	116	119	–	–
Net margin [2]	29	29	32	–	–
Number of relationship managers
Number of relationship managers	1,120	1,140	1,170	(2)	(4)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 1Q17, provision for credit losses was CHF 2 million, compared to provision for credit losses of CHF 6 million in 4Q16 and a release of provision for credit losses of CHF 2 million in 1Q16.
Total operating expenses
Compared to 4Q16, total operating expenses of CHF 642 million decreased 6%, mainly due to lower general and administrative expenses, partially offset by higher restructuring expenses. General and administrative expenses of CHF 197 million decreased 19%, mainly reflecting lower litigation provisions, lower allocated corporate function costs and lower professional services fees. Restructuring expenses of CHF 23 million increased CHF 12 million, reflecting efficiency measures including targeted headcount reductions completed in 1Q17. Compensation and benefits of CHF 381 million were stable. Adjusted total operating expenses of CHF 619 million were 7% lower compared to 4Q16.
Compared to 1Q16, total operating expenses increased slightly, mainly driven by higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses. Compensation and benefits increased 9%, mainly due to higher discretionary compensation expenses. Restructuring expenses increased CHF 13 million reflecting efficiency measures including targeted headcount reductions completed in 1Q17. General and administrative expenses decreased 11%, primarily reflecting lower litigation provisions, lower contractor services fees and lower allocated corporate function costs. Adjusted total operating expenses were stable compared to 1Q16.
margins
Gross margin
Our gross margin was 108 basis points in 1Q17, a decline of eight basis points compared to 4Q16, primarily driven by lower other revenues reflecting the gain on the sale of real estate in 4Q16, a 3.5% increase in average assets under management and slightly lower net interest income, partially offset by higher transaction- and performance-based revenues and higher recurring commissions and fees. Our gross margin was eleven basis points lower compared to 1Q16, mainly reflecting a 13.8% increase in average assets under management, partially offset by higher net interest income and higher recurring commissions and fees. On the basis of adjusted net revenues, our gross margin was 108 basis points in 1Q17, one basis point lower compared to 4Q16 and eleven basis points lower compared to 1Q16.
> Refer to “Assets under management” for further information.
Net margin
Our net margin of 29 basis points in 1Q17 was stable compared to 4Q16, reflecting lower total operating expenses, offset by lower net revenues and the 3.5% increase in average assets under management. Our net margin was three basis points lower compared to 1Q16, reflecting the 13.8% increase in average assets under management and slightly higher total operating expenses, partially offset by higher net revenues. On the basis of adjusted income before taxes, our net margin was 32 basis points in 1Q17, eight basis points higher compared to 4Q16 and two basis points lower compared to 1Q16.

Assets under management
As of the end of 1Q17, assets under management of CHF 336.2 billion were CHF 13.0 billion higher compared to the end of 4Q16, reflecting favorable market movements and net new assets of CHF 4.7 billion, partially offset by unfavorable foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe, both at a 6% annualized growth rate.
Assets under management – Private Banking
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Assets under management	336.2	323.2	287.0	4.0	17.1
Average assets under management	326.9	315.9	287.2	3.5	13.8
Assets under management by currency (CHF billion)
USD	153.7	149.0	130.9	3.2	17.4
EUR	97.4	93.2	86.0	4.5	13.3
CHF	21.4	21.0	21.7	1.9	(1.4)
Other	63.7	60.0	48.4	6.2	31.6
Assets under management	336.2	323.2	287.0	4.0	17.1
Growth in assets under management (CHF billion)
Net new assets	4.7	0.4	5.4	–	–
Other effects	8.3	11.4	(8.0)	–	–
of which market movements	9.2	3.7	(6.3)	–	–
of which currency	(3.1)	7.7	(2.0)	–	–
of which other	2.2	0.0	0.3	–	–
Growth in assets under management	13.0	11.8	(2.6)	–	–
Growth in assets under management (annualized) (%)
Net new assets	5.8	0.5	7.5	–	–
Other effects	10.3	14.7	(11.1)	–	–
Growth in assets under management (annualized)	16.1	15.2	(3.6)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.2	5.4	1.0	–	–
Other effects	11.9	6.2	(8.5)	–	–
Growth in assets under management (rolling four-quarter average)	17.1	11.6	(7.5)	–	–

Asset management
Results – Asset Management
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	338	381	320	(11)	6
Provision for credit losses	0	0	0	–	–
Compensation and benefits	175	183	152	(4)	15
General and administrative expenses	85	76	84	12	1
Commission expenses	13	14	19	(7)	(32)
Restructuring expenses	13	5	(2)	160	–
Total other operating expenses	111	95	101	17	10
Total operating expenses	286	278	253	3	13
Income before taxes	52	103	67	(50)	(22)
Statement of operations metrics (%)
Cost/income ratio	84.6	73.0	79.1	–	–
Net revenue detail (CHF million)
Management fees	254	228	225	11	13
Performance and placement revenues	42	108	17	(61)	147
Investment and partnership income	42	45	78	(7)	(46)
Net revenues	338	381	320	(11)	6
of which recurring commissions and fees	223	212	201	5	11
of which transaction- and performance-based revenues	116	167	139	(31)	(17)
of which other revenues	(1)	2	(20)	–	(95)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 52 million decreased 50% compared to 4Q16, driven by lower net revenues and slightly higher total operating expenses. Income before taxes decreased 22% compared to 1Q16, driven by higher total operating expenses, partially offset by higher net revenues. Adjusted income before taxes of CHF 65 million decreased 40% compared to 4Q16 and was stable compared to 1Q16.
Net revenues
Compared to 4Q16, net revenues of CHF 338 million decreased 11%, mainly driven by significantly lower performance and placement revenues, partially offset by higher management fees. Performance and placement revenues decreased CHF 66 million to CHF 42 million mainly due to year-end performance fees in 4Q16, lower placement fees and lower investment-related gains. Investment and partnership income decreased CHF 3 million to CHF 42 million. Management fees of CHF 254 million increased 11%, reflecting higher average assets under management.
Compared to 1Q16, net revenues increased 6%, mainly due to higher management fees and higher performance and placement revenues, partially offset by lower investment and partnership income. Management fees increased 13% reflecting higher average assets under management. Performance and placement revenues increased CHF 25 million, mainly driven by higher placement fees and higher performance fees. Investment and partnership income decreased 46%, mainly as 1Q16 included a residual gain from a private equity interest of CHF 45 million.
Total operating expenses
Compared to 4Q16, total operating expenses of CHF 286 million increased slightly, mainly due to higher general and administrative expenses and higher restructuring expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 85 million increased 12%, mainly due to higher allocated corporate function costs. Restructuring expenses of CHF 13 million increased CHF 8 million, reflecting efficiency measures including targeted headcount reductions completed in 1Q17. Compensation and benefits of CHF 175 million decreased 4% mainly from lower deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 273 million were stable compared to 4Q16.

Compared to 1Q16, total operating expenses increased 13%, reflecting higher compensation and benefits and higher restructuring expenses. Compensation and benefits were 15% higher, mainly driven by higher discretionary compensation expenses and higher salary expenses, partially offset by lower deferred compensation expenses from prior-year awards. Restructuring expenses were CHF 15 million higher, reflecting efficiency measures including targeted headcount reductions completed in 1Q17. Adjusted total operating expenses were 7% higher compared to 1Q16.
Assets under management
As of the end of 1Q17, assets under management of CHF 367.1 billion were CHF 45.5 billion higher compared to the end of 4Q16, reflecting a structural effect from assets under management reported for multi-asset class solutions, net new assets of CHF 15.0 billion and favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets reflected inflows of CHF 6.2 billion in traditional and alternative investments, also reflecting collaboration with Credit Suisse’s global wealth management business, and CHF 8.8 billion from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	199.2	159.9	155.8	24.6	27.9
Alternative investments	118.9	121.3	109.1	(2.0)	9.0
Investments and partnerships	49.0	40.4	36.4	21.3	34.6
Assets under management	367.1	321.6	301.3	14.1	21.8
Average assets under management	348.4	325.0	315.7	7.2	10.4
Assets under management by currency (CHF billion)
USD	95.2	95.9	80.1	(0.7)	18.9
EUR	41.8	36.6	39.5	14.2	5.8
CHF	173.0	140.7	140.4	23.0	23.2
Other	57.1	48.4	41.3	18.0	38.3
Assets under management	367.1	321.6	301.3	14.1	21.8
Growth in assets under management (CHF billion)
Net new assets [1]	15.0	(4.4)	1.5	–	–
Other effects	30.5	1.7	(21.5)	–	–
of which market movements	7.5	1.4	(5.6)	–	–
of which foreign exchange	(2.5)	5.0	(2.3)	–	–
of which other	25.5	(4.7)	(13.6)	–	–
Growth in assets under management	45.5	(2.7)	(20.0)	–	–
Growth in assets under management (annualized) (%)
Net new assets	18.7	(5.4)	1.9	–	–
Other effects	37.9	2.1	(26.8)	–	–
Growth in assets under management	56.6	(3.3)	(24.9)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.3	1.7	6.1	–	–
Other effects	15.5	(1.6)	(8.9)	–	–
Growth in assets under management (rolling four-quarter average)	21.8	0.1	(2.8)	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q17, we reported income before taxes of CHF 147 million and net revenues of CHF 881 million. Income before taxes increased 43% compared to 4Q16 and decreased 44% compared to 1Q16.
Results Summary
In 1Q17, we implemented a change to the financial reporting for our Asia Pacific division. Our wealth management, financing and underwriting and advisory teams are working more closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our new Wealth Management & Connected business now combines our activities in wealth management (our Private Banking business) with our financing, underwriting and advisory activities (formerly part of the Investment Banking business) for this important client group. Our new Markets business (formerly part of the Investment Banking business) represents our existing equities and fixed income trading business in Asia Pacific, which continues to support our wealth management activities, but also deals extensively with a broader range of institutional clients. Prior periods have been reclassified to conform to the current presentation.
1Q17 results
In 1Q17, we reported income before taxes of CHF 147 million and net revenues of CHF 881 million. Compared to 4Q16, net revenues increased slightly, driven by the Wealth Management & Connected business, as higher revenues from the ultra-high-net-worth and high-net-worth individual client business in Private Banking were partially offset by lower advisory, underwriting and financing revenues. Net revenues from the Markets business decreased due to lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues. Provision for credit losses was CHF 4 million in 1Q17, compared to a provision of CHF 11 million in 4Q16. Total operating expenses of CHF 730 million decreased slightly, primarily due to lower commission expenses.
Compared to 1Q16, net revenues decreased slightly, driven by significantly lower revenues in the Markets business, mainly due to lower fixed income and equity sales and trading revenues, partially offset by the Wealth Management & Connected business, reflecting higher Private Banking revenues and higher advisory, underwriting and financing revenues. Total operating expenses increased 10%, primarily from higher general and administrative expenses, increased compensation and benefits driven by growth-related higher headcount, including in risk and compliance functions, and higher restructuring expenses reflecting ongoing cost management initiatives.
Adjusted income before taxes of CHF 166 million increased 36% compared to 4Q16 and decreased 37% compared to 1Q16.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	881	862	907	2	(3)
Provision for credit losses	4	11	(22)	(64)	–
Compensation and benefits	424	429	404	(1)	5
General and administrative expenses	220	219	190	0	16
Commission expenses	67	81	70	(17)	(4)
Restructuring expenses	19	19	1	0	–
Total other operating expenses	306	319	261	(4)	17
Total operating expenses	730	748	665	(2)	10
Income before taxes	147	103	264	43	(44)
Statement of operations metrics (%)
Return on regulatory capital	10.9	7.6	20.8	–	–
Cost/income ratio	82.9	86.8	73.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,342	4,453	3,796	(2)	14
Pre-tax return on average economic risk capital (%) [1]	14.2	9.7	27.9	–	–
Number of employees (full-time equivalents)
Number of employees	7,080	6,980	6,730	1	5
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	589	560	408	5	44
Markets	292	302	499	(3)	(41)
Net revenues	881	862	907	2	(3)
Provision for credit losses (CHF million)
New provisions	6	14	0	(57)	–
Releases of provisions	(2)	(3)	(22)	(33)	(91)
Provision for credit losses	4	11	(22)	(64)	–
Balance sheet statistics (CHF million)
Total assets	96,291	97,221	90,218	(1)	7
Net loans	40,805	40,134	35,384	2	15
of which Private Banking	33,429	33,405	–	0	–
Risk-weighted assets	33,077	34,605	27,649	(4)	20
Leverage exposure	106,474	108,926	103,872	(2)	3
Capital and leverage metrics
At the end of 1Q17, we reported risk-weighted assets of CHF 33.1 billion, a decrease of CHF 1.5 billion compared to the end of 4Q16, mainly reflecting lower risk levels, primarily from market risk, and a foreign exchange impact, partially offset by increases from methodology changes. Leverage exposure was CHF 106.5 billion, reflecting a decrease of CHF 2.5 billion compared to the end of 4Q16, mainly reflecting the foreign exchange impact.
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	589	560	408	292	302	499	881	862	907
Provision for credit losses	4	11	(19)	0	0	(3)	4	11	(22)
Total operating expenses	384	387	305	346	361	360	730	748	665
Restructuring expenses	(4)	(5)	(1)	(15)	(14)	0	(19)	(19)	(1)
Adjusted total operating expenses	380	382	304	331	347	360	711	729	664
Income/(loss) before taxes	201	162	122	(54)	(59)	142	147	103	264
Total adjustments	4	5	1	15	14	0	19	19	1
Adjusted income/(loss) before taxes	205	167	123	(39)	(45)	142	166	122	265
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.3	9.0	20.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 201 million increased 24% compared to 4Q16, primarily reflecting higher net revenues, lower provision for credit losses and lower total operating expenses. Higher net revenues reflected increased Private Banking revenues, partially offset by lower advisory, underwriting and financing revenues. Compared to 1Q16, income before taxes increased 65%, primarily from higher net revenues across both Private Banking and advisory, underwriting and financing, partially offset by higher total operating expenses and higher provision for credit losses. Adjusted income before taxes of CHF 205 million increased 23% compared to 4Q16 and 67% compared to 1Q16.
Net revenues
Net revenues of CHF 589 million increased 5% compared to 4Q16, mainly driven by increased transaction-based revenues, partially offset by lower recurring commissions and fees and lower advisory, underwriting and financing revenues. Transaction-based revenues increased 43% to CHF 163 million, mainly due to higher brokerage and product issuing fees. Recurring commissions and fees decreased 12% to CHF 81 million, primarily due to lower other commissions and fees reflecting the absence of the positive impact of an adjustment relating to treasury allocations of CHF 19 million in 4Q16, partially offset by higher wealth structuring solutions fees. Advisory, underwriting and financing revenues decreased 5% to CHF 178 million, due to lower financing revenues and lower fees from equity underwriting reflecting a decline in client activity with regard to IPOs, partially offset by an increase in fees from debt underwriting and M&A transactions. The lower financing revenues included a positive net fair value impact of CHF 29 million in 1Q17, compared to CHF 75 million in 4Q16, from an impaired loan portfolio in recovery management. Net interest income was stable at CHF 168 million.
Results - Wealth Management & Connected
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	589	560	408	5	44
Provision for credit losses	4	11	(19)	(64)	–
Compensation and benefits	267	262	210	2	27
General and administrative expenses	99	107	83	(7)	19
Commission expenses	14	13	11	8	27
Restructuring expenses	4	5	1	(20)	300
Total other operating expenses	117	125	95	(6)	23
Total operating expenses	384	387	305	(1)	26
Income before taxes	201	162	122	24	65
of which Private Banking	139	94	119	48	17
Statement of operations metrics (%)
Cost/income ratio	65.2	69.1	74.8	–	–
Net revenue detail (CHF million)
Private Banking	411	372	319	10	29
of which net interest income	168	166	134	1	25
of which recurring commissions and fees	81	92	73	(12)	11
of which transaction-based revenues	163	114	128	43	27
of which other revenues	(1)	0	(16)	–	(94)
Advisory, underwriting and financing	178	188	89	(5)	100
Net revenues	589	560	408	5	44
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	96	87	86	–	–
Net margin [2]	33	22	32	–	–
Number of relationship managers
Number of relationship managers	620	640	620	(3)	0
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 1Q16, net revenues increased 44%, mainly driven by higher advisory, underwriting and financing revenues, increased transaction-based revenues and higher net interest income. Advisory, underwriting and financing revenues increased 100% due to higher financing revenues including the positive net fair value impact from the impaired loan portfolio in recovery management, higher advisory fees from M&A transactions and higher debt underwriting revenues. Transaction-based revenues increased 27%, primarily reflecting higher brokerage and product issuing fees and higher corporate advisory fees arising from integrated solutions. Net interest income increased 25% reflecting higher deposit margins on higher average deposit volumes and lower loan margins on higher average loans volumes. Other revenues increased CHF 15 million as 1Q16 included a reversal of gains on credit hedges that was offset by a corresponding release of provision for credit losses. Recurring commissions and fees increased 11%, mainly due to higher investment product management and wealth structuring solutions fees.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 1Q17, Wealth Management & Connected recorded a provision for credit losses of CHF 4 million, compared to a provision for credit losses of CHF 11 million in 4Q16 and a release of provision for credit losses of CHF 19 million in 1Q16.
Total operating expenses
Total operating expenses were stable at CHF 384 million compared to 4Q16, mainly reflecting lower general and administrative expenses, partially offset by slightly higher compensation and benefits. General and administrative expenses decreased 7% to CHF 99 million, mainly due to lower expenses for product development and support and IT infrastructure, and lower professional services fees. Compensation and benefits increased slightly to CHF 267 million, primarily driven by higher deferred compensation expenses from prior-year awards and higher discretionary compensation expenses, partially offset by lower salary expenses.
Compared to 1Q16, total operating expenses increased 26%, mainly reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 27%, primarily driven by higher salary expenses and higher discretionary compensation expenses reflecting growth-related higher headcount. General and administrative expenses increased 19%, mainly due to higher allocated corporate function costs, primarily for risk management and compliance support.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 96 basis points in 1Q17, nine basis points higher compared to 4Q16, mainly reflecting higher transaction-based revenues. Compared to 1Q16, our gross margin was ten basis points higher, mainly reflecting higher transaction-based revenues and higher net interest income, partially offset by a 15.3% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 33 basis points in 1Q17, eleven basis points higher compared to 4Q16, mainly reflecting higher transaction-based revenues. Compared to 1Q16, our net margin was one basis point higher, mainly reflecting higher net revenues, partially offset by higher total operating expenses and higher provision for credit losses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q17, assets under management of CHF 177.4 billion were CHF 10.5 billion higher compared to the end of 4Q16, mainly reflecting favorable market movements and net new assets of CHF 5.3 billion. Net new assets reflected inflows primarily from Greater China, South East Asia and Japan.

Assets under management – Private Banking
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Assets under management (CHF billion)
Assets under management	177.4	166.9	149.3	6.3	18.8
Average assets under management	170.7	170.6	148.1	0.1	15.3
Assets under management by currency (CHF billion)
USD	88.6	82.5	67.4	7.4	31.5
EUR	4.6	4.6	4.7	0.0	(2.1)
CHF	2.0	2.0	1.9	0.0	5.3
Other	82.2	77.8	75.3	5.7	9.2
Assets under management	177.4	166.9	149.3	6.3	18.8
Growth in assets under management (CHF billion)
Net new assets	5.3	0.7	4.0	–	–
Other effects	5.2	(1.8)	(5.1)	–	–
of which market movements	6.8	(4.2)	(2.9)	–	–
of which foreign exchange	(1.6)	5.2	(2.3)	–	–
of which other	0.0	(2.8)	0.1	–	–
Growth in assets under management	10.5	(1.1)	(1.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	12.7	1.7	10.6	–	–
Other effects	12.5	(4.3)	(13.5)	–	–
Growth in assets under management (annualized)	25.2	(2.6)	(2.9)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	10.0	9.0	11.2	–	–
Other effects	8.8	2.0	(14.6)	–	–
Growth in assets under management (rolling four-quarter average)	18.8	11.0	(3.4)	–	–
markets
Results
Loss before taxes of CHF 54 million in 1Q17 decreased 8% compared to the loss before taxes of CHF 59 million in 4Q16, mainly due to lower total operating expenses, partially offset by lower net revenues. The loss before taxes in 1Q17 compared to income before taxes of CHF 142 million in 1Q16. The related decrease of CHF 196 million primarily reflected lower net revenues, partially offset by lower total operating expenses. Adjusted loss before taxes of CHF 39 million in 1Q17 compared to adjusted loss before taxes of CHF 45 million in 4Q16 and adjusted income before taxes of CHF 142 million in 1Q16.
Net revenues
Net revenues of CHF 292 million decreased slightly compared to 4Q16, reflecting lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues. Equity sales and trading revenues decreased 13% to CHF 234 million, mainly due to lower revenues from prime services and challenging operating conditions in systematic market making. The transition of this business to International Wealth Management was completed in 1Q17. Fixed income sales and trading revenues increased 81% to CHF 58 million, mainly due to higher revenues from emerging markets rates products and credit products, partially offset by lower revenues from foreign exchange products.
Compared to 1Q16, net revenues decreased 41%, due to lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 74%, mainly driven by lower revenues from developed markets rates products and foreign exchange products reflecting lower client activity, partially offset by higher revenues from credit products. Equity sales and trading revenues decreased 16%, mainly due to lower revenues from equity derivatives, primarily driven by reduced market volatility in China and emerging markets, partially offset by reduced losses from systematic market making.

Results - Markets
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	292	302	499	(3)	(41)
Provision for credit losses	0	0	(3)	–	100
Compensation and benefits	157	167	194	(6)	(19)
General and administrative expenses	121	112	107	8	13
Commission expenses	53	68	59	(22)	(10)
Restructuring expenses	15	14	0	7	–
Total other operating expenses	189	194	166	(3)	14
Total operating expenses	346	361	360	(4)	(4)
Income/(loss) before taxes	(54)	(59)	142	(8)	–
Statement of operations metrics (%)
Cost/income ratio	118.5	119.5	72.1	–	–
Net revenue detail (CHF million)
Equity sales and trading	234	270	277	(13)	(16)
Fixed income sales and trading	58	32	222	81	(74)
Net revenues	292	302	499	(3)	(41)
Total operating expenses
Total operating expenses of CHF 346 million decreased 4% compared to 4Q16, mainly due to lower commission expenses and lower compensation and benefits, partially offset by higher general and administrative expenses. Commission expenses decreased 22% to CHF 53 million, primarily reflecting the transition of the systematic market making business to the Asset Management business in International Wealth Management and the absence of the adjustment relating to commission expenses charged by Global Markets in 4Q16. Compensation and benefits decreased 6% to CHF 157 million, primarily driven by lower deferred compensation expenses from prior-year awards and lower salary expenses. General and administrative expenses increased 8% to CHF 121 million, mainly due to higher marketing expenses and professional services fees. Adjusted total operating expenses of CHF 331 million decreased 5% compared to 4Q16.
Compared to 1Q16, total operating expenses decreased 4%, mainly reflecting lower compensation and benefits, partially offset by restructuring expenses in 1Q17, reflecting ongoing cost management initiatives, and higher general and administrative expenses. Compensation and benefits decreased 19%, primarily driven by lower deferred compensation expenses from prior-year awards and lower salary expenses. Commission expenses decreased 10%, primarily reflecting the transition of the systematic market making business to the Asset Management business in International Wealth Management. General and administrative expenses increased 13%, mainly due to higher prime services expenses and marketing expenses. Adjusted total operating expenses decreased 8% compared to 1Q16.

Global Markets
In 1Q17, Global Markets reported income before taxes of CHF 317 million and net revenues of CHF 1,609 million. Net revenues increased 27% compared to 4Q16, reflecting a seasonal increase in client activity.
Results Summary
1Q17 results
In 1Q17, we reported income before taxes of CHF 317 million and net revenues of CHF 1,609 million. Compared to 4Q16, net revenues increased 27%, reflecting a 50% increase in credit revenues, a 4% increase in equities revenues and stable solutions revenues. Compared to a weak 1Q16, net revenues increased 29%, reflecting more favorable market conditions, particularly in our credit businesses which increased 135%. This increase was partially offset by lower equities revenues which declined 13% and solutions revenues which decreased 24%.
Total operating expenses of CHF 1,287 million increased slightly compared to 4Q16, as higher discretionary compensation expenses were mostly offset by lower allocated corporate function costs. Compared to 1Q16, total operating expenses decreased 9%, reflecting lower restructuring costs of CHF 20 million incurred in 1Q17 and reduced allocated corporate function costs. We delivered a substantial improvement in profitability with an adjusted income before taxes of CHF 337 million in 1Q17, compared to an adjusted income before taxes of CHF 20 million in 4Q16 and an adjusted loss before taxes of CHF 98 million in 1Q16.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of USD 52.0 billion, reflecting an increase of USD 1.5 billion compared to the end of 4Q16. Leverage exposure was USD 287.2 billion, reflecting an increase of USD 9.4 billion compared to the end of 4Q16. Both risk weighted assets and leverage exposure increased compared to 4Q16 due to a seasonal increase in client activity.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,609	1,265	1,245	27	29
Provision for credit losses	5	(4)	23	–	(78)
Compensation and benefits	690	634	671	9	3
General and administrative expenses	438	475	517	(8)	(15)
Commission expenses	139	140	132	(1)	5
Restructuring expenses	20	15	100	33	(80)
Total other operating expenses	597	630	749	(5)	(20)
Total operating expenses	1,287	1,264	1,420	2	(9)
Income/(loss) before taxes	317	5	(198)	–	–
Statement of operations metrics (%)
Return on regulatory capital	9.0	0.3	(5.6)	–	–
Cost/income ratio	80.0	99.9	114.1	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,297	9,030	10,862	3	(14)
Pre-tax return on average economic risk capital (%) [1]	13.7	0.5	(6.9)	–	–
Number of employees (full-time equivalents)
Number of employees	11,600	11,530	11,780	1	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Equities	463	445	534	4	(13)
Credit	918	612	390	50	135
Solutions	262	261	345	0	(24)
Other	(34)	(53)	(24)	(36)	42
Net revenues	1,609	1,265	1,245	27	29
Balance sheet statistics (CHF million, except where indicated)
Total assets	242,745	239,700	237,716	1	2
Risk-weighted assets	52,061	51,713	56,698	1	(8)
Risk-weighted assets (USD)	52,012	50,556	59,205	3	(12)
Leverage exposure	287,456	284,143	280,029	1	3
Leverage exposure (USD)	287,183	277,787	292,413	3	(2)
Reconciliation of adjusted results
	Global Markets
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	1,609	1,265	1,245
Provision for credit losses	5	(4)	23
Total operating expenses	1,287	1,264	1,420
Restructuring expenses	(20)	(15)	(100)
Adjusted total operating expenses	1,267	1,249	1,320
Income/(loss) before taxes	317	5	(198)
Total adjustments	20	15	100
Adjusted income/(loss) before taxes	337	20	(98)
Adjusted return on regulatory capital (%)	9.6	0.7	(2.8)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Equities
In 1Q17, equities revenues of CHF 463 million increased 4% compared to 4Q16, reflecting a seasonal increase in client activity. Cash equities revenues increased driven by significantly higher industry-wide equities underwriting activity as well as improved trading results across regions. Prime services revenues increased, reflecting growth in client balances and higher commissions in listed derivatives.
Compared to 1Q16, equities revenues declined 13%, primarily due to challenging operating conditions in systematic market making and the transition of the business to International Wealth Management in 1Q17. This was partially offset by significantly increased equities underwriting revenues as more favorable market conditions, particularly low levels of volatility, led to higher initial public offering (IPO) and follow-on activity. Cash trading revenues were higher, particularly in Latin America, despite an overall challenging market environment, characterized by low volumes and volatility across Europe, Middle East and Africa and the US. We also had resilient, albeit slightly lower prime services revenues, as reduced client activity in line with lower volumes was offset by growth in client balances.
Credit
In 1Q17, credit revenues of CHF 918 million increased 50% compared to 4Q16, reflecting a seasonal increase in client activity and favorable market conditions. Securitized products revenues increased across all products reflecting higher trading volumes, particularly in our non-agency and agency businesses. Global credit products revenues increased, reflecting improved leveraged finance and investment grade industry-wide issuance which resulted in higher trading revenues.

Compared to 1Q16, credit revenues increased 135%, reflecting more favorable market conditions, notably improved credit asset prices and lower volatility, which supported increased client activity. In 1Q16, results reflected reduced levels of client activity related to challenging credit market conditions, which adversely impacted our securitized products and global credit products franchises. Securitized products trading revenues increased significantly, reflecting a marked improvement in non-agency and agency trading results. This compares to subdued 1Q16 results, which were negatively impacted by mark-to-market losses in certain collateralized loan obligations (CLO) and non-agency and agency commercial mortgage-backed securities (CMBS). Global credit products revenues increased significantly, albeit from subdued levels, primarily reflecting a substantial rebound in leveraged finance industry-wide issuance activity, particularly in the Americas, which led to higher trading revenues. In addition, corporate lending revenues rebounded compared to weak 1Q16 results, which included mark-to-market losses related to lower oil prices.
Solutions
In 1Q17, solutions revenues of CHF 262 million were stable compared to 4Q16, as improved global macro products and emerging markets revenues were offset by lower equity derivatives revenues. Global macro products revenues increased, reflecting higher rates and foreign exchange results. We also had higher emerging markets revenues driven by an increase in structured products revenues. These gains were offset by lower equity derivatives results as low levels of volatility led to reduced client activity.
Compared to 1Q16, solutions revenues decreased 24%, as reduced client activity in equity derivatives and global macro products more than offset a rebound in emerging markets revenues. Global macro products revenues declined compared to strong 1Q16 performance, primarily due to our reduced issuance of structured notes. In addition, equity derivatives revenues declined as reduced client activity in corporate and flow derivatives offset improved structured derivatives and convertibles performance. These declines were partially offset by a substantial increase in emerging markets revenues, albeit from subdued 1Q16 levels, reflecting higher trading activity in Brazil and improved financing revenues.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 5 million in 1Q17. This compares to a release of provision of CHF 4 million in 4Q16 and a provision for credit losses of CHF 23 million in 1Q16.
Total operating expenses
In 1Q17, total operating expenses of CHF 1,287 million were slightly higher compared to 4Q16, as higher compensation and benefits expenses were partially offset by lower general and administrative expenses. The increase in compensation and benefits was primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses. The decrease in general and administrative expenses was primarily driven by reduced allocated corporate function costs.
Compared to 1Q16, total operating expenses decreased 9%, reflecting lower restructuring costs of CHF 20 million incurred in 1Q17 and reduced general and administrative expenses, partially offset by increased compensation and benefits. General and administrative expenses declined due to reduced allocated corporate function costs. The increase in compensation and benefits was primarily due to higher discretionary compensation expenses, partially offset by both lower deferred compensation expenses from prior-year awards and salary expenses. Adjusted total operating expenses decreased 4%.

Investment Banking & Capital Markets
In 1Q17, Investment Banking & Capital Markets reported income before taxes of CHF 149 million and net revenues of CHF 606 million. Net revenues increased 56% compared to 1Q16, outperforming the industry-wide fee pool which was up 25%.
Results Summary
1Q17 results
In 1Q17, we reported income before taxes of CHF 149 million, stable compared to 4Q16. Net revenues of CHF 606 million increased 6% compared to 4Q16, due to higher revenues from underwriting and improved performance from our corporate lending portfolio, partially offset by lower revenues from advisory and other fees. Compared to 4Q16, debt underwriting revenues increased 28%, equity underwriting revenues increased 4% and revenues from advisory and other fees decreased 19%. Total operating expenses of CHF 451 million increased 6%, driven by higher compensation and benefits and restructuring expenses.
Compared to 1Q16, our reported income before taxes increased significantly to CHF 149 million in 1Q17, driven by higher revenues and lower restructuring expenses. Net revenues increased 56%, primarily driven by higher debt and equity underwriting revenues. Debt underwriting revenues increased 64% and equity underwriting revenues increased 134%, while revenues from advisory and other fees decreased 5%.
Capital and leverage metrics
As of the end of 1Q17, risk-weighted assets were USD 18.6 billion, an increase of USD 1.0 billion compared to the end of 4Q16. The increase was driven primarily by regulatory methodology changes and modest growth in the Corporate Bank. Leverage exposure was USD 44.0 billion, a decrease of USD 0.6 billion compared to the end of 4Q16, driven by a reduction in HQLA.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	606	574	388	6	56
Provision for credit losses	6	0	29	–	(79)
Compensation and benefits	348	329	287	6	21
General and administrative expenses	101	101	106	0	(5)
Commission expenses	0	1	1	(100)	(100)
Restructuring expenses	2	(6)	27	–	(93)
Total other operating expenses	103	96	134	7	(23)
Total operating expenses	451	425	421	6	7
Income/(loss) before taxes	149	149	(62)	0	–
Statement of operations metrics (%)
Return on regulatory capital	23.1	22.9	(9.9)	–	–
Cost/income ratio	74.4	74.0	108.5	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,220	5,030	4,311	4	21
Pre-tax return on average economic risk capital (%) [1]	11.6	12.0	(5.8)	–	–
Number of employees (full-time equivalents)
Number of employees	3,210	3,090	2,880	4	11
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	218	268	229	(19)	(5)
Debt underwriting	291	228	177	28	64
Equity underwriting	103	99	44	4	134
Other	(6)	(21)	(62)	(71)	(90)
Net revenues	606	574	388	6	56
Balance sheet statistics (CHF million, except where indicated)
Total assets	19,997	20,784	20,772	(4)	(4)
Risk-weighted assets	18,602	18,027	16,990	3	9
Risk-weighted assets (USD)	18,584	17,624	17,741	5	5
Leverage exposure	44,018	45,571	44,369	(3)	(1)
Leverage exposure (USD)	43,976	44,552	46,331	(1)	(5)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	606	574	388
Provision for credit losses	6	0	29
Total operating expenses	451	425	421
Restructuring expenses	(2)	6	(27)
Adjusted total operating expenses	449	431	394
Income/(loss) before taxes	149	149	(62)
Total adjustments	2	(6)	27
Adjusted income/(loss) before taxes	151	143	(35)
Adjusted return on regulatory capital (%)	23.4	22.0	(5.2)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Advisory and other fees
In 1Q17, revenues from advisory and other fees of CHF 218 million decreased 19% compared to 4Q16, reflecting lower revenues from completed M&A transactions.
Revenues decreased 5% compared to 1Q16, slightly more than the industry-wide decline in the overall M&A fee pool.
Debt underwriting
In 1Q17, debt underwriting revenues of CHF 291 million increased 28% compared to 4Q16, driven by higher leveraged finance and investment grade underwriting revenues, partially offset by lower derivatives financing revenues.
Compared to 1Q16, revenues increased 64%, driven by higher leveraged finance and investment grade underwriting revenues, partially offset by lower derivatives financing revenues.
Equity underwriting
In 1Q17, revenues from equity underwriting of CHF 103 million increased 4% compared to 4Q16, primarily driven by higher revenues from rights offerings.
Compared to 1Q16, revenues increased 134%, primarily driven by higher revenues from IPOs and follow-on offerings.
Provision for credit losses
In 1Q17, we recorded a provision for credit losses of CHF 6 million. There was no provision for credit losses recorded in 4Q16, while in 1Q16 we recorded a provision for credit losses of CHF 29 million, primarily relating to the energy sector.

Total operating expenses
Total operating expenses of CHF 451 million increased 6% compared to 4Q16, driven by higher compensation and benefits and restructuring expenses. Compensation and benefits of CHF 348 million increased 6%, reflecting higher deferred compensation, partially offset by a lower discretionary compensation accrual. General and administrative expenses of CHF 101 million remained stable.
Compared to 1Q16, total operating expenses increased 7%, driven by an increase in compensation and benefits primarily due to an increased discretionary compensation accrual in line with the improvement in business performance, partially offset by lower restructuring expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,133	1,042	709	9	60
of which advisory and other fees	278	310	268	(10)	4
of which debt underwriting	647	498	334	30	94
of which equity underwriting	208	234	107	(11)	94

Strategic Resolution Unit
In 1Q17, the Strategic Resolution Unit reported a loss before taxes of CHF 539 million and decreased its risk-weighted assets by USD 3.1 billion and its leverage exposure by USD 20.8 billion.
results summary
1Q17 results
In 1Q17, we reported a loss before taxes of CHF 539 million compared to losses of CHF 2,895 million in 4Q16 and CHF 1,253 million in 1Q16. In 1Q17, we reported an adjusted loss before taxes of CHF 500 million, compared to adjusted losses of CHF 521 million in 4Q16 and CHF 1,170 million in 1Q16.
We reported negative net revenues of CHF 206 million in 1Q17, primarily driven by overall funding costs, partially offset by revenues from our legacy cross-border and small markets businesses. Total operating expenses in 1Q17 were CHF 309 million, including CHF 207 million of general and administrative expenses, of which CHF 81 million were litigation provisions, and CHF 88 million were compensation and benefits expenses. In 1Q17, we reported adjusted total operating expenses of CHF 232 million, compared to CHF 289 million in 4Q16 and CHF 518 million in 1Q16.
Capital and leverage metrics
As of the end of 1Q17, we reported risk-weighted assets of USD 41.3 billion, a decrease of USD 3.1 billion and USD 25.6 billion compared to the end of 4Q16 and 1Q16, respectively. Leverage exposure was USD 82.6 billion as of the end of 1Q17, reflecting a decrease of USD 20.8 billion and USD 84.3 billion compared to the end of 4Q16 and 1Q16, respectively. In 1Q17, risk-weighted assets and leverage exposure reduction was achieved by various initiatives, including wholesale portfolio exits, the sale of certain loan facilities to third parties, and the continued novations, compressions and unwinds across our legacy investment banking derivatives portfolio.
Divisional results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(206)	(202)	(541)	2	(62)
of which from noncontrolling interests without significant economic interest	1	0	17	–	(94)
Provision for credit losses	24	28	115	(14)	(79)
Compensation and benefits	88	106	210	(17)	(58)
General and administrative expenses	207	2,554	292	(92)	(29)
of which litigation provisions	81	2,388	23	(97)	252
Commission expenses	7	4	16	75	(56)
Restructuring expenses	7	1	79	–	(91)
Total other operating expenses	221	2,559	387	(91)	(43)
Total operating expenses	309	2,665	597	(88)	(48)
of which from noncontrolling interests without significant economic interest	4	2	18	100	(78)
Loss before taxes	(539)	(2,895)	(1,253)	(81)	(57)
of which from noncontrolling interests without significant economic interest	(3)	(2)	(1)	50	200
Number of employees (full-time equivalents)
Number of employees	1,690	1,830	2,290	(8)	(26)

Divisional results (continued)
	in			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	35	9	119	289	(71)
Legacy cross-border and small markets businesses	37	41	58	(10)	(36)
Restructuring of former Asset Management division	(4)	(34)	(37)	(88)	(89)
Legacy investment banking portfolio	(214)	(154)	(611)	39	(65)
Legacy funding costs	(65)	(69)	(82)	(6)	(21)
Other	4	5	(5)	(20)	–
Noncontrolling interests without significant economic interest	1	0	17	–	(94)
Net revenues	(206)	(202)	(541)	2	(62)
Balance sheet statistics (CHF million)
Total assets	61,640	80,297	105,286	(23)	(41)
Risk-weighted assets	41,384	45,441	64,125	(9)	(35)
Risk-weighted assets (USD)	41,345	44,425	66,961	(7)	(38)
Leverage exposure	82,718	105,768	159,888	(22)	(48)
Leverage exposure (USD)	82,639	103,402	166,959	(20)	(51)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	(206)	(202)	(541)
Real estate gains	0	(4)	0
(Gains)/losses on business sales	(38)	2	4
Adjusted net revenues	(244)	(204)	(537)
Provision for credit losses	24	28	115
Total operating expenses	309	2,665	597
Restructuring expenses	(7)	(1)	(79)
Major litigation provisions	(70)	(2,375)	0
Adjusted total operating expenses	232	289	518
Loss before taxes	(539)	(2,895)	(1,253)
Total adjustments	39	2,374	83
Adjusted loss before taxes	(500)	(521)	(1,170)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
We reported negative net revenues of CHF 206 million in 1Q17 compared to negative net revenues of CHF 202 million in 4Q16 and CHF 541 million in 1Q16. Compared to 4Q16, the movement was driven by lower fee-based revenues as a result of accelerated business exits relating to our legacy investment banking portfolio. This movement was partially offset by lower negative net revenues relating to the restructuring of our former Asset Management division and higher revenues relating to the restructuring of select onshore businesses, including the sale of our wealth management business in Monaco. Compared to 1Q16, the improvement was primarily driven by lower negative valuation adjustments and exit costs relating to our legacy investment banking portfolio, partially offset by lower fee-based revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business. Valuation adjustments in 1Q17 primarily reflected mark-to-market losses on our legacy investment banking portfolio, including our credit trading and emerging markets loan portfolios.

Provision for credit losses
In 1Q17, there was a provision for credit losses of CHF 24 million compared to CHF 28 million in 4Q16 and CHF 115 million in 1Q16. Provision for credit losses in 1Q17 was primarily related to corporate loans and the disposal of a portfolio of senior financing on US middle market loans in 1Q17.
Total operating expenses
Total operating expenses of CHF 309 million decreased CHF 2,356 million compared to 4Q16, primarily reflecting lower general and administrative expenses, due to lower litigation provisions of CHF 2,307 million mainly in connection with mortgage-related matters. Compared to 1Q16, total operating expenses decreased CHF 288 million, primarily due to lower compensation and benefits, general and administrative expenses and restructuring expenses as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business. Total operating expenses in 1Q17 included costs of CHF 51 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses were CHF 232 million in 1Q17, compared to CHF 289 million in 4Q16 and CHF 518 million in 1Q16, a decline of 20% and 55%, respectively.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center results
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Statements of operations (CHF million)
Treasury results	30	(75)	(17)	–	–
Other	39	59	127	(34)	(69)
Net revenues	69	(16)	110	–	(37)
Provision for credit losses	2	0	1	–	100
Compensation and benefits	100	122	(67)	(18)	–
General and administrative expenses	44	101	108	(56)	(59)
Commission expenses	21	32	35	(34)	(40)
Restructuring expenses	1	7	0	(86)	–
Total other operating expenses	66	140	143	(53)	(54)
Total operating expenses	166	262	76	(37)	118
Income/(loss) before taxes	(99)	(278)	33	(64)	–
Expense allocation to divisions (CHF million)
Compensation and benefits	673	719	503	(6)	34
General and administrative expenses	587	771	777	(24)	(24)
Commission expenses	21	32	35	(34)	(40)
Restructuring expenses	31	24	83	29	(63)
Total other operating expenses	639	827	895	(23)	(29)
Total operating expenses before allocation to divisions	1,312	1,546	1,398	(15)	(6)
Net allocation to divisions	1,146	1,284	1,322	(11)	(13)
of which Swiss Universal Bank	257	279	264	(8)	(3)
of which International Wealth Management	198	210	205	(6)	(3)
of which Asia Pacific	179	161	153	11	17
of which Global Markets	362	444	471	(18)	(23)
of which Investment Banking & Capital Markets	76	72	65	6	17
of which Strategic Resolution Unit	74	118	164	(37)	(55)
Total operating expenses	166	262	76	(37)	118
Balance sheet statistics (CHF million)
Total assets	69,045	62,413	51,487	11	34
Risk-weighted assets [1]	17,180	17,338	17,455	(1)	(2)
Leverage exposure [1]	64,219	59,374	48,374	8	33
1 Disclosed on a look-through basis.
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.
1Q17 results
In 1Q17, Corporate Center recorded a loss before taxes of CHF 99 million compared to a loss before taxes of CHF 278 million in 4Q16 and income before taxes of CHF 33 million in 1Q16. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets intended to support the restructuring of the Group predominantly through the end of 2017. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares.

Assets under management
As of the end of 1Q17, assets under management were CHF 1,304.2 billion, 4.2% higher compared to the end of 4Q16, reflecting net new assets of CHF 24.4 billion and favorable market movements.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of		% change
	1Q17	4Q16	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	198.2	192.2	3.1
Swiss Universal Bank - Corporate & Institutional Clients	348.9	339.3	2.8
International Wealth Management - Private Banking	336.2	323.2	4.0
International Wealth Management - Asset Management	367.1	321.6	14.1
Asia Pacific - Private Banking	177.4	166.9	6.3
Strategic Resolution Unit	7.8	13.7	(43.1)
Assets managed across businesses [1]	(131.4)	(105.8)	24.2
Assets under management	1,304.2	1,251.1	4.2
of which discretionary assets	433.4	404.3	7.2
of which advisory assets	870.8	846.8	2.8
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	226.2	218.5	3.5
Swiss Universal Bank - Corporate & Institutional Clients	457.7	447.8	2.2
International Wealth Management - Private Banking	437.8	423.4	3.4
International Wealth Management - Asset Management	367.1	321.6	14.1
Asia Pacific - Private Banking	219.1	202.8	8.0
Strategic Resolution Unit	13.2	19.8	(33.3)
Assets managed across businesses [1]	(131.4)	(105.8)	24.2
Client Assets [2]	1,589.7	1,528.1	4.0
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	1Q17	4Q16	1Q16
Growth in assets under management (CHF billion)
Net new assets	24.4	(6.7)	10.2
of which Swiss Universal Bank - Private Clients	2.0	(1.8)	0.3
of which Swiss Universal Bank - Corporate & Institutional Clients	0.0	0.8	2.7
of which International Wealth Management - Private Banking	4.7	0.4	5.4
of which International Wealth Management - Asset Management [1]	15.0	(4.4)	1.5
of which Asia Pacific - Private Banking	5.3	0.7	4.0
of which Strategic Resolution Unit	(1.0)	(2.9)	(1.6)
of which assets managed across businesses [2]	(1.6)	0.5	(2.1)
Other effects	28.7	3.6	(43.8)
of which Swiss Universal Bank - Private Clients	4.0	1.4	(4.4)
of which Swiss Universal Bank - Corporate & Institutional Clients	9.6	2.0	(5.7)
of which International Wealth Management - Private Banking	8.3	11.4	(8.0)
of which International Wealth Management - Asset Management	30.5	1.7	(21.5)
of which Asia Pacific - Private Banking	5.2	(1.8)	(5.1)
of which Strategic Resolution Unit	(4.9)	(1.2)	(1.1)
of which assets managed across businesses [2]	(24.0)	(9.9)	2.0
Growth in assets under management	53.1	(3.1)	(33.6)
of which Swiss Universal Bank - Private Clients	6.0	(0.4)	(4.1)
of which Swiss Universal Bank - Corporate & Institutional Clients	9.6	2.8	(3.0)
of which International Wealth Management - Private Banking	13.0	11.8	(2.6)
of which International Wealth Management - Asset Management [1]	45.5	(2.7)	(20.0)
of which Asia Pacific - Private Banking	10.5	(1.1)	(1.1)
of which Strategic Resolution Unit	(5.9)	(4.1)	(2.7)
of which assets managed across businesses [2]	(25.6)	(9.4)	(0.1)
Growth in assets under management (annualized) (%)
Net new assets	7.8	(2.2)	3.4
of which Swiss Universal Bank - Private Clients	4.2	(3.7)	0.6
of which Swiss Universal Bank - Corporate & Institutional Clients	0.0	1.0	3.3
of which International Wealth Management - Private Banking	5.8	0.5	7.5
of which International Wealth Management - Asset Management [1]	18.7	(5.4)	1.9
of which Asia Pacific - Private Banking	12.7	1.7	10.6
of which Strategic Resolution Unit	(29.2)	(65.2)	(22.7)
of which assets managed across businesses [2]	6.0	(2.1)	9.2
Other effects	9.2	1.2	(14.5)
of which Swiss Universal Bank - Private Clients	8.3	2.9	(9.2)
of which Swiss Universal Bank - Corporate & Institutional Clients	11.3	2.3	(7.0)
of which International Wealth Management - Private Banking	10.3	14.7	(11.1)
of which International Wealth Management - Asset Management	37.9	2.1	(26.8)
of which Asia Pacific - Private Banking	12.5	(4.3)	(13.5)
of which Strategic Resolution Unit	(143.1)	(26.9)	(16.6)
of which assets managed across businesses [2]	90.8	41.1	(8.8)
Growth in assets under management	17.0	(1.0)	(11.1)
of which Swiss Universal Bank - Private Clients	12.5	(0.8)	(8.6)
of which Swiss Universal Bank - Corporate & Institutional Clients	11.3	3.3	(3.7)
of which International Wealth Management - Private Banking	16.1	15.2	(3.6)
of which International Wealth Management - Asset Management [1]	56.6	(3.3)	(24.9)
of which Asia Pacific - Private Banking	25.2	(2.6)	(2.9)
of which Strategic Resolution Unit	(172.3)	(92.1)	(39.3)
of which assets managed across businesses [2]	96.8	39.0	0.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	1Q17	4Q16	1Q16
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	3.5	2.2	3.1
of which Swiss Universal Bank - Private Clients	1.0	0.1	1.3
of which Swiss Universal Bank - Corporate & Institutional Clients	(0.1)	0.8	1.9
of which International Wealth Management - Private Banking	5.2	5.4	1.0
of which International Wealth Management - Asset Management [1]	6.3	1.7	6.1
of which Asia Pacific - Private Banking	10.0	9.0	11.2
of which Strategic Resolution Unit	(32.1)	(31.1)	(2.6)
of which assets managed across businesses [2]	1.8	2.3	2.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
1Q17 results
As of the end of 1Q17, assets under management of CHF 1,304.2 billion increased CHF 53.1 billion compared to the end of 4Q16. The increase was mainly driven by net new assets of CHF 24.4 billion, a structural effect from assets under management reported for multi-asset class solutions in International Wealth Management and favorable market movements, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 24.4 billion reflected net new assets of CHF 15.0 billion in the Asset Management business of International Wealth Management, mainly reflecting inflows from emerging market joint ventures and from traditional and alternative investments, net new assets of CHF 5.3 billion in the Private Banking business of Asia Pacific, primarily from inflows in Greater China, South East Asia and Japan and net new assets of CHF 4.7 billion in the Private Banking business of International Wealth Management from solid inflows from emerging markets and Europe.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q17, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we are now focusing our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by national regulators.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015 and the associated disclosure requirements. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
>Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
In 2014, FINMA published reporting instructions that required us to report the NSFR to FINMA. The reports were submitted on a quarterly basis from the fourth quarter of 2014 through the second quarter of 2015, and have been submitted on a monthly basis thereafter. The reporting instructions are generally aligned with the final BCBS NSFR requirements.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
As of the end of 1Q17, our liquidity pool managed by Treasury had an HQLA value of CHF 191.6 billion. The liquidity pool consisted of CHF 99.9 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 91.7 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 1Q17, the portfolio that is not managed by Treasury had a market value of CHF 37.3 billion, consisting of CHF 14.1 billion of high-grade bonds and CHF 23.3 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 15% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. These haircuts have been updated in 2017 as part of the introduction of the new version of our internal liquidity barometer.
Liquidity pool – Group
End of	1Q17					4Q16
	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	69,188	20,887	7,153	2,681	99,909	98,294
Securities	4,637	61,949	5,906	19,210	91,702	91,680
Liquid assets [1]	73,825	82,836	13,059	21,891	191,611	189,974
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used for 2015 and 2016. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2017.
On the basis of the daily averaging methodology, the level of our average LCR increased from 4Q16 to 205% as of the end of 1Q17, representing an average HQLA of CHF 192.6 billion and average net cash outflows of CHF 94.1 billion. The level of the average LCR at the end of 1Q17 reflects our efforts to ensure that Group entities meet applicable local liquidity requirements as well as the conservative liquidity position we held leading up to the final settlement with the US Department of Justice (DOJ) in late January 2017 related to our legacy residential mortgage-backed securities (RMBS) business. Average net cash outflows were stable, reflecting outflow increases in secured wholesale funding offset by reductions in additional requirements relating to derivative exposures, as well as increased net cash inflows from secured lending.

Following the DOJ RMBS settlement, we actively managed down the level of our HQLA during the latter part of 1Q17. Additionally, we revised the HQLA measurement methodology to exclude potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions. These two actions together resulted in a reduction of the HQLA on March 31, 2017 to CHF 145.6 billion compared to CHF 202.1 billion on December 31, 2016.
The additional amount of period-end HQLA excluded under the revised methodology was CHF 24.8 billion on March 31, 2017, which leads to an LCR of 157.1%. Under the previous methodology without the additional exclusion, the LCR would have been 183.9%.
Liquidity coverage ratio – Group
End of	1Q17				4Q16
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	193,459		192,618		190,642
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	149,335		18,584		18,811
Unsecured wholesale funding	208,329		79,362		74,763
Secured wholesale funding	–		67,724		63,312
Additional requirements	186,872		42,369		46,434
Other contractual funding obligations	67,835		67,835		66,300
Other contingent funding obligations	246,880		6,650		6,279
Total cash outflows	–		282,524		275,899
Cash inflows (CHF million)
Secured lending	137,610		87,966		80,759
Inflows from fully performing exposures	59,070		30,641		30,234
Other cash inflows	69,843		69,843		70,618
Total cash inflows	–		188,450		181,611
Liquidity coverage ratio
High-quality liquid assets (CHF million)			192,618		190,642
Net cash outflows (CHF million)			94,074		94,288
Liquidity coverage ratio (%)			205		202
Calculated using a three-month average which beginning in 1Q17 is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.

A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 16% as of the end of 1Q17, compared to 14% as of the end of 4Q16, primarily reflecting a small increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 320 billion as of the end of 1Q17, compared to CHF 312 billion as of the end of 4Q16, reflecting a small increase in the customer deposit base in our private banking and corporate & institutional banking businesses. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, and off-balance sheet for further information.
Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.
As of the end of 1Q17, we had outstanding long-term debt of CHF 187.3 billion, which included senior and subordinated instruments. We had CHF 61.1 billion and CHF 18.3 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q17 compared to CHF 59.5 billion and CHF 19.5 billion, respectively, as of the end of 4Q16.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.

As of the end of 1Q17, the weighted average maturity of long-term debt was 5.8 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings decreased to CHF 13.8 billion as of the end of 1Q17 compared to CHF 15.4 billion as of the end of 4Q16, mainly due to a decrease in commercial papers.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q17, excluding structured notes.
Debt issuances and redemptions
in 1Q17	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.5	4.1	1.9	6.5
of which unsecured	0.0	4.1	1.9	6.0
of which secured [1]	0.5	0.0	0.0	0.5
Maturities / Redemptions	7.8	0.0	2.0	9.8
of which unsecured	6.2	0.0	2.0	8.2
of which secured [1]	1.6	0.0	0.0	1.6
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.3 billion, CHF 1.9 billion and CHF 2.6 billion, respectively, as of the end of 1Q17, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information.

Capital management
As of the end of 1Q17, our BIS CET1 ratio was 12.7% and 11.7% on a look-through basis. Our BIS tier 1 leverage ratio was 5.2% and 4.6% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and currently requires Credit Suisse to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%
Capital conservation buffer	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%
Tier 1	8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%
Total capital	10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2016 for further information on the FINMA Decree.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR (RNIV) and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 1Q17, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
In March 2017, the BCBS released the interim regulatory treatment of accounting provisions and standards for transitional arrangements. These measures are in response to the forthcoming international accounting standards on expected credit loss provisioning that will replace the incurred loss models. The BCBS will retain the current regulatory treatment of provisions under the Basel framework for an interim period. The BCBS sets out that jurisdictions may adopt transitional arrangements to address any significant negative impact on regulatory capital which may arise on day one from the introduction of expected credit losses provisioning for accounting. Accounting principles generally accepted in the US (US GAAP) require that these credit loss provisioning standards, which require the use of expected credit loss models, become effective as of January 1, 2020.
In March 2017, the BCBS published revised Pillar 3 disclosure requirements which consolidate all existing BCBS disclosure requirements into the Pillar 3 framework. Furthermore, the revised disclosure requirements reflect ongoing reforms to the regulatory framework, such as the TLAC regime for G-SIBs and the revised market risk framework. The effective dates of the revised Pillar 3 disclosure requirements are between December 2017 and December 2019.
In April 2017, the BCBS published the regulatory capital treatment related to changes to lease accounting standards under forthcoming US GAAP and international accounting standards. The new accounting rules, which become effective as of January 1, 2019, require that most leases will be reflected on a lessee’s balance sheet as an obligation to make lease payments (a liability) and a related right-of-use asset (an asset). The BCBS standard requires that for leases, where the underlying asset being leased is a tangible asset, the right-of-use asset should be risk-weighted with 100%.
issuances and redemptions
Issuances
Bail-in instruments
The following bail-in instruments were issued by the Group in 1Q17:
– USD 1.75 billion 3.574% senior notes due 2023; and
– USD 2.25 billion 4.282% senior notes due 2028.
Other issuances
In 1Q17, the Group issued USD 1.5 billion 7.125% high-trigger additional tier 1 capital instruments and CHF 200 million 3.875% high-trigger additional tier 1 capital instruments.

Redemptions
In 1Q17, Credit Suisse redeemed CHF 750 million 7.125% high-trigger tier 2 capital instruments.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 7.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.9%, both as of the end of 1Q17.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.6 billion and the Higher Trigger Capital Ratio was 4.7%, both as of the end of 1Q17.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions in the Credit Suisse Annual Report 2016 for further information on the Higher Trigger Capital Amount.
BIS capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	33,774	36,576	(8)	30,943	30,783	1
Tier 1 capital	48,447	48,865	(1)	43,501	41,879	4
Total eligible capital	53,830	55,728	(3)	47,597	46,758	2
Risk-weighted assets	265,347	271,372	(2)	263,737	268,045	(2)
Capital ratios (%)
CET1 ratio	12.7	13.5	–	11.7	11.5	–
Tier 1 ratio	18.3	18.0	–	16.5	15.6	–
Total capital ratio	20.3	20.5	–	18.0	17.4	–
BIS capital metrics
Our CET1 ratio was 12.7% as of the end of 1Q17 compared to 13.5% as of the end of 4Q16, reflecting lower CET1 capital and lower RWA. Our tier 1 ratio was 18.3% as of the end of 1Q17 compared to 18.0% as of the end of 4Q16. Our total capital ratio was 20.3% as of the end of 1Q17 compared to 20.5% as of the end of 4Q16.
CET1 capital was CHF 33.8 billion as of the end of 1Q17 compared to CHF 36.6 billion as of the end of 4Q16, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 60% to 80%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 40% to 20%), pursuant to phase-in requirements. CET1 capital was also affected by a negative foreign exchange impact, partially offset by net income attributable to shareholders.
Additional tier 1 capital increased to CHF 14.7 billion as of the end of 1Q17 compared to CHF 12.3 billion as of the end of 4Q16, mainly reflecting the issuance of high-trigger additional tier 1 capital instruments and an additional annual 20% phase-in of regulatory deductions (from 40% to 20%), including goodwill, other intangible assets and other capital deductions, partially offset by a negative foreign exchange impact.
Tier 2 capital was CHF 5.4 billion as of the end of 1Q17 compared to CHF 6.9 billion as of the end of 4Q16, mainly reflecting the redemption of the high-trigger tier 2 capital instruments and the impact of the prescribed amortization requirements as instruments move closer to their maturity date.
Total eligible capital was CHF 53.8 billion as of the end of 1Q17 compared to CHF 55.7 billion as of the end of 4Q16, primarily reflecting the decreases in CET1 capital and tier 2 capital.
As of the end of 1Q17, the look-through CET1 ratio was 11.7% compared to 11.5% as of the end of 4Q16. As of the end of 1Q17, the look-through total capital ratio was 18.0% compared to 17.4% as of the end of 4Q16.

Eligible capital – Group
	Phase-in				Look-through
				% change			% change
end of	1Q17		4Q16	QoQ	1Q17	4Q16	QoQ
Eligible capital (CHF million)
Total shareholders' equity	41,702		41,897	0	41,702	41,897	0
Regulatory adjustments [1]	(745)		(694)	7	(745)	(694)	7
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	611		1,246	(51)	–	–	–
Common share capital issued by subsidiaries and held by third parties	42		83	(49)	–	–	–
Goodwill [2]	(3,846)		(2,919)	32	(4,808)	(4,864)	(1)
Other intangible assets [2]	(53)		(42)	26	(66)	(70)	(6)
Deferred tax assets that rely on future profitability	(2,035)		(2,120)	(4)	(2,544)	(3,534)	(28)
Shortfall of provisions to expected losses	(438)		(299)	46	(548)	(498)	10
Gains/(losses) due to changes in own credit on fair-valued liabilities	998		435	129	1,247	724	72
Defined benefit pension assets [2]	(767)		(479)	60	(959)	(798)	20
Investments in own shares	(86)		(1)	–	(108)	(2)	–
Other adjustments [3]	18		11	64	26	20	30
Deferred tax assets from temporary differences (threshold-based)	(1,627)		(542)	200	(2,254)	(1,398)	61
Adjustments subject to phase-in	(7,183)	[4]	(4,627)	55	(10,014)	(10,420)	(4)
CET1 capital	33,774		36,576	(8)	30,943	30,783	1
High-trigger capital instruments (7% trigger)	7,583		6,000	26	7,583	6,000	26
Low-trigger capital instruments (5.125% trigger)	4,975		5,096	(2)	4,975	5,096	(2)
Additional tier 1 instruments	12,558		11,096	13	12,558	11,096	13
Additional tier 1 instruments subject to phase-out [5]	2,883		2,899	(1)	–	–	–
Deductions from additional tier 1 capital	(768)	[6]	(1,706)	(55)	–	–	–
Additional tier 1 capital	14,673		12,289	19	12,558	11,096	13
Tier 1 capital	48,447		48,865	(1)	43,501	41,879	4
High-trigger capital instruments (7% trigger)	0		698	(100)	0	698	(100)
Low-trigger capital instruments (5% trigger)	4,096		4,181	(2)	4,096	4,181	(2)
Tier 2 instruments	4,096		4,879	(16)	4,096	4,879	(16)
Tier 2 instruments subject to phase-out	1,341		2,083	(36)	–	–	–
Deductions from tier 2 capital	(54)		(99)	(45)	–	–	–
Tier 2 capital	5,383		6,863	(22)	4,096	4,879	(16)
Total eligible capital	53,830		55,728	(3)	47,597	46,758	2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
1Q17	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	36,576		30,783
Net income attributable to shareholders	596		596
Foreign exchange impact	(357)	[1]	(323)
Impact of deductions relating to phase-in requirements	(2,650)		–
Other	(391)	[2]	(113)
Balance at end of period	33,774		30,943
Additional tier 1 capital (CHF million)
Balance at beginning of period	12,289		11,096
Foreign exchange impact	(198)		(150)
Impact of deductions relating to phase-in requirements	853		–
Issuances	1,680		1,680
Other	49	[3]	(68)
Balance at end of period	14,673		12,558
Tier 2 capital (CHF million)
Balance at beginning of period	6,863		4,879
Foreign exchange impact	(102)		(64)
Impact of deductions relating to phase-in requirements	50		–
Redemptions	(698)		(698)
Other	(730)	[4]	(21)
Balance at end of period	5,383		4,096
Eligible capital (CHF million)
Balance at end of period	53,830		47,597
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the impact of a dividend accrual, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk and certain deferred tax assets).

3 Includes the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk, which will be deducted from CET1 once Basel III is fully implemented.
4 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds).
The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA decreased 2% to CHF 265.3 billion as of the end of 1Q17 compared to CHF 271.4 billion as of the end of 4Q16, primarily driven by a reduction in risk levels, mainly in credit risk and market risk, a negative foreign exchange impact and internal methodology and policy changes in market risk. These decreases were partially offset by increases resulting from external methodology and policy changes in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels, partially offset by increases related to external methodology and policy changes. The decrease in risk levels attributable to book size was mainly due to reductions in advanced CVA resulting from decreased exposures primarily in Global Markets, Strategic Resolution Unit and Swiss Universal Bank, a decrease resulting from the impact of the Basel III phase-in requirements in Corporate Center and decreases in commercial lending and banking book securitization exposures in the Strategic Resolution Unit. These decreases were partially offset by increases in commercial lending exposures in Asia Pacific, Global Markets and Investment Banking & Capital Markets and portfolio increases in banking book securitization exposures in Global Markets. The decrease in risk levels attributable to book quality was due to decreases in retail lending exposures, mainly in Asia Pacific and Swiss Universal Bank. External methodology and policy changes were mainly related to an additional phase-in of the multiplier on non-income producing real estate (IPRE) exposures and IPRE, both within Swiss Universal Bank, and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific. External methodology and policies were also impacted by a phase-in impact from a FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures, which was introduced in 3Q16, and an update of the drawdown factor applied to private banking loans in Asia Pacific, International Wealth Management and Swiss Universal Bank.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
1Q17 (CHF million)
Credit risk	52,497	22,008	20,931	30,031	15,930	18,655	14,071	174,123
Market risk	770	979	6,239	8,609	97	2,898	302	19,894
Operational risk	12,068	12,523	5,836	13,383	2,575	19,660	0	66,045
Non-counterparty risk	304	284	71	38	0	171	4,417	5,285
Risk-weighted assets – phase-in	65,639	35,794	33,077	52,061	18,602	41,384	18,790	265,347
Look-through adjustment	–	–	–	–	–	–	(1,610)	(1,610)
Risk-weighted assets – look-through	65,639	35,794	33,077	52,061	18,602	41,384	17,180	263,737
4Q16 (CHF million)
Credit risk	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Non-counterparty risk	304	277	75	42	0	186	4,485	5,369
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels and internal methodology and policy changes. The decrease in risk levels was primarily related to Asia Pacific. Decreases in internal methodology and policy changes were mainly due to model enhancements to VaR and RNIV in connection with Korean interest rate derivatives, primarily in Global Markets, Asia Pacific and the Strategic Resolution Unit.

Risk-weighted asset movement by risk type – Group
1Q17 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Foreign exchange impact	(266)	(366)	(202)	(412)	(369)	(405)	(201)	(2,221)
Movements in risk levels	(1,168)	91	218	780	471	(2,959)	(1,845)	(4,412)
of which credit risk – book size [1]	(576)	(158)	866	794	532	(2,981)	(1,833)	(3,356)
of which credit risk – book quality [2]	(592)	249	(648)	(14)	(61)	22	(12)	(1,056)
Model and parameter updates [3]	(34)	541	191	(60)	(9)	(70)	2	561
Methodology and policy changes – internal [4]	(27)	14	1	71	1	(54)	0	6
Methodology and policy changes – external [5]	1,583	268	837	129	556	115	1	3,489
Balance at end of period – phase-in	52,497	22,008	20,931	30,031	15,930	18,655	14,071	174,123
Market risk
Balance at beginning of period	888	992	8,808	8,755	172	3,567	66	23,248
Foreign exchange impact	(5)	(6)	(78)	(88)	(2)	(33)	4	(208)
Movements in risk levels	(118)	161	(2,135)	515	(69)	(474)	253	(1,867)
Model and parameter updates [3]	11	(46)	(65)	(207)	(1)	(16)	2	(322)
Methodology and policy changes – internal [4]	(6)	(122)	(291)	(366)	(3)	(146)	(23)	(957)
Balance at end of period – phase-in	770	979	6,239	8,609	97	2,898	302	19,894
Operational risk
Balance at beginning of period	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Model and parameter updates [3]	0	0	0	(10)	0	0	0	(10)
Balance at end of period – phase-in	12,068	12,523	5,836	13,383	2,575	19,660	0	66,045
Non-counterparty risk
Balance at beginning of period	304	277	75	42	0	186	4,485	5,369
Movements in risk levels	0	7	(4)	(4)	0	(15)	(68)	(84)
Balance at end of period – phase-in	304	284	71	38	0	171	4,417	5,285
Total
Balance at beginning of period	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Foreign exchange impact	(271)	(372)	(280)	(500)	(371)	(438)	(197)	(2,429)
Movements in risk levels	(1,286)	259	(1,921)	1,291	402	(3,448)	(1,660)	(6,363)
Model and parameter updates [3]	(23)	495	126	(277)	(10)	(86)	4	229
Methodology and policy changes – internal [4]	(33)	(108)	(290)	(295)	(2)	(200)	(23)	(951)
Methodology and policy changes – external [5]	1,583	268	837	129	556	115	1	3,489
Balance at end of period – phase-in	65,639	35,794	33,077	52,061	18,602	41,384	18,790	265,347
Look-through adjustment [6]	–	–	–	–	–	–	(1,610)	(1,610)
Balance at end of period – look-through	65,639	35,794	33,077	52,061	18,602	41,384	17,180	263,737
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 935.9 billion as of the end of 1Q17, a decrease of 2% compared to CHF 950.8 billion as of the end of 4Q16. The movement was primarily due to a reduction in the Group’s consolidated balance sheet, reflecting a foreign exchange translation impact, partially offset by higher operating activities. In addition, higher reversals of securities received as collateral, which are excluded from the leverage exposure, resulted in higher adjustments on securities financing transactions.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	1Q17	4Q16
Look-through leverage exposure (CHF million)
Swiss Universal Bank	257,397	252,889
International Wealth Management	93,629	94,092
Asia Pacific	106,474	108,926
Global Markets	287,456	284,143
Investment Banking & Capital Markets	44,018	45,571
Strategic Resolution Unit	82,718	105,768
Corporate Center	64,219	59,374
Leverage exposure	935,911	950,763
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.2% as of the end of 1Q17, with a CET1 component of 3.6%. On a look-through basis, the tier 1 leverage ratio was 4.6%, with a CET1 component of 3.3%.
The CET1 leverage ratio of 3.6% as of the end of 1Q17 decreased compared to 3.8% as of the end of 4Q16, reflecting the decrease in CET1 capital, partially offset by lower leverage exposure.
The tier 1 leverage ratio of 5.2% as of the end of 1Q17 increased compared to 5.1% as of the end of 4Q16, mainly reflecting the lower leverage exposure.
Leverage exposure components – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Leverage exposure (CHF million)
Balance sheet assets	811,979	819,861	(1)	811,979	819,861	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,994)	(9,316)	39	(16,192)	(15,620)	4
Derivative financial instruments	88,358	88,656	0	88,358	88,656	0
Securities financing transactions	(28,877)	(22,766)	27	(28,877)	(22,766)	27
Off-balance sheet exposures	80,643	80,632	0	80,643	80,632	0
Total adjustments	127,130	137,206	(7)	123,932	130,902	(5)
Leverage exposure	939,109	957,067	(2)	935,911	950,763	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	33,774	36,576	(8)	30,943	30,783	1
Tier 1 capital	48,447	48,865	(1)	43,501	41,879	4
Leverage exposure	939,109	957,067	(2)	935,911	950,763	(2)
Leverage ratios (%)
CET1 leverage ratio	3.6	3.8	–	3.3	3.2	–
Tier 1 leverage ratio	5.2	5.1	–	4.6	4.4	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 1Q17, our Swiss CET1 ratio was 12.6%, our going concern capital ratio was 18.9%, our gone concern capital ratio was 11.4% and our TLAC ratio was 30.3%.
On a look-through basis, as of the end of 1Q17, our Swiss CET1 capital was CHF 30.8 billion and our Swiss CET1 ratio was 11.6%. Our going concern capital was CHF 43.3 billion and our going concern capital ratio was 16.4%. Our gone concern capital was CHF 29.7 billion and our gone concern capital ratio was 11.2%. Our total loss-absorbing capacity was CHF 73.1 billion and our TLAC ratio was 27.6%.
Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	33,612	36,417	(8)	30,777	30,616	1
Going concern capital	50,266	52,392	(4)	43,335	42,410	2
Gone concern capital	30,293	26,783	13	29,745	26,340	13
Total loss-absorbing capacity (TLAC)	80,559	79,175	2	73,080	68,750	6
Swiss risk-weighted assets	266,031	272,090	(2)	264,421	268,762	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	12.6	13.4	–	11.6	11.4	–
Going concern capital ratio	18.9	19.3	–	16.4	15.8	–
Gone concern capital ratio	11.4	9.8	–	11.2	9.8	–
TLAC ratio	30.3	29.1	–	27.6	25.6	–

Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	33,774	36,576	(8)	30,943	30,783	1
Swiss regulatory adjustments [1]	(162)	(159)	2	(166)	(167)	(1)
Swiss CET1 capital	33,612	36,417	(8)	30,777	30,616	1
Additional tier 1 high-trigger capital instruments	7,583	6,000	26	7,583	6,000	26
Grandfathered capital instruments	9,071	9,975	(9)	4,975	5,794	(14)
of which additional tier 1 low-trigger capital instruments	4,975	5,096	(2)	4,975	5,096	(2)
of which tier 2 high-trigger capital instruments	0	698	(100)	0	698	(100)
of which tier 2 low-trigger capital instruments	4,096	4,181	(2)	–	–	–
Swiss additional tier 1 capital	16,654	15,975	4	12,558	11,794	6
Going concern capital	50,266	52,392	(4)	43,335	42,410	2
Bail-in debt instruments	25,649	22,159	16	25,649	22,159	16
Additional tier 1 instruments subject to phase-out	2,883	2,899	(1)	–	–	–
Tier 2 instruments subject to phase-out	1,341	2,083	(36)	–	–	–
Tier 2 amortization component	1,242	1,448	(14)	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	4,096	4,181	(2)
Deductions	(822)	(1,806)	(54)	–	–	–
Gone concern capital	30,293	26,783	13	29,745	26,340	13
Total loss-absorbing capacity	80,559	79,175	2	73,080	68,750	6
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	265,347	271,372	(2)	263,737	268,045	(2)
Swiss regulatory adjustments [2]	684	718	(5)	684	717	(5)
Swiss risk-weighted assets	266,031	272,090	(2)	264,421	268,762	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q17	4Q16	QoQ	1Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	33,612	36,417	(8)	30,777	30,616	1
Going concern capital	50,266	52,392	(4)	43,335	42,410	2
Gone concern capital	30,293	26,783	13	29,745	26,340	13
Total loss-absorbing capacity	80,559	79,175	2	73,080	68,750	6
Leverage exposure	939,109	957,067	(2)	935,911	950,763	(2)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.6	3.8	–	3.3	3.2	–
Going concern leverage ratio	5.4	5.5	–	4.6	4.5	–
Gone concern leverage ratio	3.2	2.8	–	3.2	2.8	–
TLAC leverage ratio	8.6	8.3	–	7.8	7.2	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 1Q17, our Swiss CET1 leverage ratio was 3.6%, our going concern leverage ratio was 5.4%, our gone concern leverage ratio was 3.2% and our TLAC leverage ratio was 8.6%.
On a look-through basis, as of the end of 1Q17, our Swiss CET1 leverage ratio was 3.3%, our going concern leverage ratio was 4.6%, our gone concern leverage ratio was 3.2% and our TLAC leverage ratio was 7.8%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
During 1Q17, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank. Prior periods were restated to reflect the impact of such transactions.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
			% change
end of	1Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,392	37,356	(5)
Tier 1 capital	49,261	48,888	1
Total eligible capital	54,644	55,802	(2)
Risk-weighted assets	265,749	270,653	(2)
Capital ratios (%)
CET1 ratio	13.3	13.8	–
Tier 1 ratio	18.5	18.1	–
Total capital ratio	20.6	20.6	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	1Q17		4Q16	% change QoQ
Eligible capital (CHF million)
Total shareholder's equity	42,734		42,789	0
Regulatory adjustments [1]	(186)		(22)	–
Adjustments subject to phase-in	(7,156)	[2]	(5,411)	32
CET1 capital	35,392		37,356	(5)
Additional tier 1 instruments	11,705	[3]	10,217	15
Additional tier 1 instruments subject to phase-out [4]	2,883		2,899	(1)
Deductions from additional tier 1 capital	(719)	[5]	(1,584)	(55)
Additional tier 1 capital	13,869		11,532	20
Tier 1 capital	49,261		48,888	1
Tier 2 instruments	4,096	[6]	4,931	(17)
Tier 2 instruments subject to phase-out	1,341		2,083	(36)
Deductions from tier 2 capital	(54)		(100)	(46)
Tier 2 capital	5,383		6,914	(22)
Total eligible capital	54,644		55,802	(2)
Risk-weighted assets by risk type (CHF million)
Credit risk	174,598		176,056	(1)
Market risk	19,894		23,248	(14)
Operational risk	66,045		66,055	0
Non-counterparty risk	5,212		5,294	(2)
Risk-weighted assets	265,749		270,653	(2)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.0 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 0.8 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
			% change
end of	1Q17	4Q16	QoQ
Leverage exposure (CHF million)
Balance sheet assets	814,095	822,065	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,167)	(10,639)	24
Derivative financial instruments	88,710	88,975	0
Securities financing transactions	(28,876)	(22,766)	27
Off-balance sheet exposures	80,643	80,661	0
Total adjustments	127,310	136,231	(7)
Leverage exposure	941,405	958,296	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
			% change
end of	1Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,392	37,356	(5)
Tier 1 capital	49,261	48,888	1
Leverage exposure	941,405	958,296	(2)
Leverage ratios (%)
CET1 leverage ratio	3.8	3.9	–
Tier 1 leverage ratio	5.2	5.1	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
			% change
end of	1Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,230	37,196	(5)
Going concern capital	51,031	52,344	(3)
Gone concern capital	30,344	26,904	13
Total loss-absorbing capacity	81,375	79,248	3
Swiss risk-weighted assets	266,421	271,359	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	13.2	13.7	–
Going concern capital ratio	19.2	19.3	–
Gone concern capital ratio	11.4	9.9	–
TLAC ratio	30.5	29.2	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
			% change
end of	1Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,392	37,356	(5)
Swiss regulatory adjustments [1]	(162)	(160)	1
Swiss CET1 capital	35,230	37,196	(5)
Additional tier 1 high-trigger capital instruments	7,670	6,083	26
Grandfathered capital instruments	8,131	9,065	(10)
of which additional tier 1 low-trigger capital instruments	4,035	4,134	(2)
of which tier 2 high-trigger capital instruments	0	750	(100)
of which tier 2 low-trigger capital instruments	4,096	4,181	(2)
Swiss additional tier 1 capital	15,801	15,148	4
Going concern capital	51,031	52,344	(3)
Bail-in debt instruments	25,651	22,159	16
Additional tier 1 instruments subject to phase-out	2,883	2,899	(1)
Tier 2 instruments subject to phase-out	1,341	2,083	(36)
Tier 2 amortization component	1,242	1,447	(14)
Deductions	(773)	(1,684)	(54)
Gone concern capital	30,344	26,904	13
Total loss-absorbing capacity	81,375	79,248	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	265,749	270,653	(2)
Swiss regulatory adjustments [2]	672	706	(5)
Swiss risk-weighted assets	266,421	271,359	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
			% change
end of	1Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,230	37,196	(5)
Going concern capital	51,031	52,344	(3)
Gone concern capital	30,344	26,904	13
Total loss-absorbing capacity	81,375	79,248	3
Leverage exposure	941,405	958,296	(2)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.7	3.9	–
Going concern leverage ratio	5.4	5.5	–
Gone concern leverage ratio	3.2	2.8	–
TLAC leverage ratio	8.6	8.3	–

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity decreased from CHF 41.9 billion as of the end of 4Q16 to CHF 41.7 billion as of the end of 1Q17. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk and foreign exchange-related movements on cumulative translation adjustments. These movements were partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
end of	1Q17	4Q16	QoQ
Shareholders' equity (CHF million)
Common shares	84	84	0
Additional paid-in capital	32,388	32,131	1
Retained earnings	26,552	25,954	2
Treasury shares, at cost	(99)	0	–
Accumulated other comprehensive loss	(17,223)	(16,272)	6
Total shareholders' equity	41,702	41,897	0
Goodwill	(4,831)	(4,913)	(2)
Other intangible assets	(202)	(213)	(5)
Tangible shareholders' equity [1]	36,669	36,771	0
Shares outstanding (million)
Common shares issued	2,089.9	2,089.9	0
Treasury shares	(6.3)	0.0	–
Shares outstanding	2,083.6	2,089.9	0
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Total book value per share	20.01	20.05	0
Goodwill per share	(2.32)	(2.35)	(1)
Other intangible assets per share	(0.09)	(0.11)	(18)
Tangible book value per share [1]	17.60	17.59	0
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q17, our available economic capital increased 2%, economic risk capital decreased 3%, overall position risk decreased 6% and average risk management VaR in US dollars decreased 7%. Gross impaired loans decreased CHF 261 million to CHF 2.2 billion on a gross loan portfolio of CHF 277.4 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2016 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
The European political landscape
Parliamentary elections took place in the Netherlands in 1Q17 and political campaigning was robust ahead of the 2Q17 presidential and national assembly elections in France. The UK formally initiated the process of its withdrawal from the EU at the end of March. To manage our exposures, we began running a suite of risk stress scenarios. The potential impact of changes in the European political landscape on our structural exposures are managed through an enterprise stress test and our risk appetite framework.
Ship finance
There were mixed trends in the shipping industry during the first quarter of 2017. The dry bulk segment saw a recovery of vessels’ earnings and values compared to the same quarter last year, which improved the risk profile of our loan portfolio. The container segment stabilized at weak levels and for tankers the seasonal gains in earnings during the last quarter of 2016 were reversed by the end of March, although ship values remained stable. We continue to execute a rigorous credit risk monitoring process given the uncertainty in the shipping industry.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on economic risk capital.
In 1Q17, there were no changes to our economic risk capital methodology.

Economic risk capital
	in / end of % change
	1Q17	4Q16	QoQ
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	30,943	30,783	1
Economic adjustments [1]	16,079	15,166	6
Available economic capital	47,022	45,949	2
Position risk (CHF million)
Fixed income trading [2]	789	1,270	(38)
Equity trading & investments	1,385	1,504	(8)
Private banking corporate & retail lending	2,852	2,920	(2)
International lending & counterparty exposures	5,349	5,784	(8)
Emerging markets country event risk	1,372	1,168	17
Real estate & structured assets [3]	1,345	1,188	13
Diversification benefit [4]	(2,417)	(2,495)	(3)
Position risk (99% confidence level for risk management purposes)	10,675	11,339	(6)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	19,095	20,299	(6)
Operational risk	7,720	7,720	0
Other risks [5]	6,861	6,628	4
Economic risk capital	33,676	34,647	(3)
Economic risk capital coverage ratio (%) [6]
Economic risk capital coverage ratio	140	133	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 This category comprises fixed income trading, foreign exchange, commodity and insurance exposures.
3 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments.
4 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
5
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

6 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 1Q17, our available economic capital for the Group was CHF 47.0 billion, an increase of CHF 1.1 billion from the end of 4Q16. BIS look-through CET1 capital increased CHF 0.2 billion, mainly reflecting net income attributable to shareholders, partially offset by a negative foreign exchange impact. Economic adjustments increased CHF 0.9 billion, mainly reflecting the issuance of high-trigger tier 1 instruments, partially offset by the redemption of high-trigger tier 2 instruments.
Economic risk capital by division
	End of period					Average
	1Q17		4Q16		% change QoQ	1Q17	4Q16	% change QoQ
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,693		5,789		(2)	5,741	5,763	0
International Wealth Management	4,442		3,816		16	4,129	3,976	4
Asia Pacific	4,181		4,504		(7)	4,342	4,453	(2)
Global Markets	9,299		9,295		0	9,297	9,030	3
Investment Banking & Capital Markets	5,324		5,117		4	5,220	5,030	4
Strategic Resolution Unit	3,848		5,145		(25)	4,496	5,015	(10)
Corporate Center [1]	890		981		(9)	937	1,105	(15)
Economic risk capital - Group	33,676	[2]	34,647	[2]	(3)	34,162	34,372	(1)
1 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
2 Includes a diversification benefit of CHF 1 million and CHF 0 million as of the end of 1Q17 and 4Q16, respectively.

Economic risk capital trends
Compared to the end of 4Q16, our economic risk capital decreased 3% to CHF 33.7 billion mainly due to a 6% decrease in position risk, partially offset by a 4% increase in other risks. The decrease in position risk was mainly due to reduced traded credit spread exposures from high-yield bonds in the US and lower interest rate risk from derivatives in the US and in Switzerland in fixed income trading, lower loan commitments and counterparty risk in international lending & counterparty exposures and reduced equity derivatives risk in the US and in Asia in equity trading & investments. These reductions were partially offset by higher emerging markets country event risk and higher RMBS exposures in the US in real estate & structured assets. The increase in other risks primarily reflects increased higher pension risk driven by a change in discount rates in our Swiss pension plan.
For Swiss Universal Bank, economic risk capital decreased 2% to CHF 5.7 billion from the end of 4Q16, mainly due to lower loan commitments in private banking corporate & retail lending, partially offset by higher pension risk driven by a change in discount rates in our Swiss pension plan.
For International Wealth Management, economic risk capital increased 16% to CHF 4.4 billion from the end of 4Q16. Excluding the US dollar translation impact, economic risk capital increased 19%, mainly due to higher pension risk driven by a change in discount rates in our Swiss pension plan and higher loan commitments in private banking corporate & retail lending.
For Asia Pacific, economic risk capital decreased 7% to CHF 4.2 billion from the end of 4Q16, mainly due to lower loan commitments in international lending & counterparty exposures and reduced traded credit spread exposures, partially offset by higher emerging markets country event risk.
For Global Markets, economic risk capital was stable at CHF 9.3 billion compared to the end of 4Q16.
For Investment Banking & Capital Markets, economic risk capital increased 4% to CHF 5.3 billion from the end of 4Q16. Excluding the US dollar translation impact, economic risk capital increased 6%, mainly due to increased international lending & counterparty exposures reflecting enhancements to the investment banking lending dataset and increased lending.
For the Strategic Resolution Unit, economic risk capital decreased 25% to CHF 3.8 billion from the end of 4Q16, mainly due to reduced traded credit spread exposures from high-yield bonds in the US in fixed income trading and lower loan commitments in international lending & counterparty exposures.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets and Asia Pacific. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q17, we updated our VaR model to capture higher order risks in exotic equity derivatives, Korean interest rate derivatives and foreign exchange derivatives. These higher order risks were previously included in risk-not-in-VaR. The impact of these updates on our VaR measures was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
1Q17	0	5	15	22	7	(23)		26
4Q16	0	5	15	21	7	(21)		27
Average risk management VaR (USD million)
1Q17	0	5	15	21	7	(23)		25
4Q16	0	5	15	21	7	(21)		27
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
1Q17
Average	17	21	8	2	10	(32)		26
Minimum	12	19	4	1	8	–	[1]	22
Maximum	23	23	12	2	13	–	[1]	31
End of period	19	20	4	2	11	(30)		26
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	4	1	10	–	[1]	24
Maximum	19	24	9	3	16	–	[1]	31
End of period	15	21	7	1	13	(28)		29
Risk management VaR (USD million)
1Q17
Average	17	21	8	2	10	(33)		25
Minimum	12	19	4	1	8	–	[1]	22
Maximum	23	23	12	2	13	–	[1]	31
End of period	19	20	4	2	10	(29)		26
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	3	1	10	–	[1]	23
Maximum	19	24	9	3	17	–	[1]	32
End of period	15	21	6	1	13	(28)		28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR decreased 7% to USD 25 million from 4Q16, mainly driven by reduced equity derivative exposures in the US and in Europe and lower credit spread exposures from CMBS in the US. Interest rate and foreign exchange risk increased, mainly driven by the VaR methodology update implemented to capture higher order risks in Korean interest rate derivatives and foreign exchange derivatives. These increases had no significant impact on total average VaR due to an increased diversification benefit between these risk types. Average risk management VaR on a divisional level was stable for all divisions.
Period-end risk management VaR decreased 7% to USD 26 million from 4Q16, which was also mainly driven by reduced equity derivative exposures in the US and in Europe and lower credit spread exposures from CMBS in the US. Increases in interest rate and foreign exchange risk were also driven by the VaR methodology update, which had no significant impact on total period-end VaR.

The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q17 with those for 4Q16. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 1Q17, compared to one trading loss day in 4Q16.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using a subset of the actual daily trading revenues also referred to as “hypothetical” trading revenues under the Basel framework. In the rolling 12-month period through the end of 1Q17, we had no backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 1Q17, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on VaR backtesting.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 4.7 million as of the end of 1Q17, compared to CHF 4.9 million as of the end of 4Q16.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the private banking, corporate and institutional businesses and in the investment banking businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on credit risk.
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” and “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q17 (CHF million)
Mortgages	99,596		3,620		1,259		0	0	200	104,675
Loans collateralized by securities	7,388		17,861		12,570		0	1,490	151	39,460
Consumer finance	3,295		581		37		19	0	77	4,009
Consumer	110,279		22,062		13,866		19	1,490	428	148,144
Real estate	23,561		1,508		510		238	333	81	26,231
Commercial and industrial loans	27,824		20,786		22,867		4,753	3,132	3,326	82,706
Financial institutions	4,072		1,644		2,584		5,304	468	1,762	16,061
Governments and public institutions	759		278		1,074		1,098	0	1,027	4,236
Corporate & institutional	56,216	[2]	24,216	[3]	27,035	[4]	11,393	3,933	6,196	129,234
Gross loans	166,495		46,278		40,901		11,412	5,423	6,624	277,378
of which held at fair value	52		192		5,034		6,819	2,576	3,939	18,612
Net (unearned income) / deferred expenses	40		(101)		(29)		(9)	(9)	(1)	(109)
Allowance for loan losses [5]	(457)		(80)		(67)		(27)	(38)	(230)	(899)
Net loans	166,078		46,097		40,805		11,376	5,376	6,393	276,370
4Q16 (CHF million)
Mortgages	99,383		3,551		1,166		0	0	235	104,335
Loans collateralized by securities	7,224		17,863		11,704		0	273	204	37,268
Consumer finance	2,923		438		3		18	0	108	3,490
Consumer	109,530		21,852		12,873		18	273	547	145,093
Real estate	23,661		1,383		499		160	214	99	26,016
Commercial and industrial loans	28,460		19,618		23,405		3,788	4,441	4,008	83,740
Financial institutions	3,657		2,077		2,320		4,351	465	4,878	17,921
Governments and public institutions	801		223		1,135		1,070	0	1,044	4,273
Corporate & institutional	56,579	[2]	23,301	[3]	27,359	[4]	9,369	5,120	10,029	131,950
Gross loans	166,109		45,153		40,232		9,387	5,393	10,576	277,043
of which held at fair value	38		397		5,377		6,711	2,545	4,460	19,528
Net (unearned income) / deferred expenses	38		(99)		(27)		(8)	(8)	(25)	(129)
Allowance for loan losses [5]	(462)		(89)		(71)		(19)	(24)	(273)	(938)
Net loans	165,685		44,965		40,134		9,360	5,361	10,278	275,976
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,470 million and CHF 33,168 million, respectively, as of the end of 1Q17 and CHF 11,266 million and CHF 33,515 million, respectively, as of the end of 4Q16.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,276 million and CHF 1,364 million, respectively, as of the end of 1Q17, CHF 18,084 million and CHF 1,165 million, respectively, as of the end of 4Q16.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,363 million and CHF 169 million, respectively, as of the end of 1Q17, CHF 21,135 million and CHF 175 million, respectively, as of the end of 4Q16.

5 Allowance for loan losses are only based on loans that are not carried at fair value.
Loans
Compared to the end of 4Q16, gross loans increased CHF 0.3 billion to CHF 277.4 billion as of the end of 1Q17, mainly driven by higher loans collateralized by securities and higher consumer finance loans, partially offset by lower loans to financial institutions, lower commercial and industrial loans and the US dollar translation impact. The net increase of CHF 2.2 billion in loans collateralized by securities was mainly driven by Investment Banking & Capital Markets and Asia Pacific. The net increase of CHF 0.5 billion in consumer finance loans was mainly driven by International Wealth Management and Swiss Universal Bank. Loans to financial institutions decreased CHF 1.9 billion, primarily in the Strategic Resolution Unit and International Wealth Management, partially offset by increases in Global Markets, Swiss Universal Bank and Asia Pacific. The net decrease of CHF 1.0 billion in commercial and industrial loans reflected decreases in Investment Banking & Capital Markets, the Strategic Resolution Unit, Swiss Universal Bank and Asia Pacific, partially offset by increases in International Wealth Management and Global Markets.
On a divisional level, increases in gross loans of CHF 2.0 billion in Global Markets, CHF 1.1 billion in International Wealth Management, CHF 0.7 billion in Asia Pacific and CHF 0.4 billion in Swiss Universal Bank were partially offset by decreases of CHF 4.0 billion in the Strategic Resolution Unit. Gross loans in Investment Banking & Capital Markets were stable.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q17 (CHF million)
Non-performing loans	404	206	130	8	0	237	985
Non-interest-earning loans	162	19	1	0	0	40	222
Non-performing and non-interest-earning loans	566	225	131	8	0	277	1,207
Restructured loans	58	87	9	0	0	211	365
Potential problem loans	140	58	4	31	32	374	639
Other impaired loans	198	145	13	31	32	585	1,004
Gross impaired loans [2]	764	370	144	39	32	862	2,211
of which loans with a specific allowance	653	158	122	39	32	770	1,774
of which loans without a specific allowance	111	212	22	0	0	92	437
4Q16 (CHF million)
Non-performing loans	341	179	242	8	0	466	1,236
Non-interest-earning loans	168	17	1	0	0	79	265
Non-performing and non-interest-earning loans	509	196	243	8	0	545	1,501
Restructured loans	53	89	17	0	0	199	358
Potential problem loans	191	39	6	9	0	368	613
Other impaired loans	244	128	23	9	0	567	971
Gross impaired loans [2]	753	324	266	17	0	1,112	2,472
of which loans with a specific allowance	674	170	239	17	0	985	2,085
of which loans without a specific allowance	79	154	27	0	0	127	387
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
Impaired loans
Compared to the end of 4Q16, gross impaired loans decreased CHF 261 million to CHF 2.2 billion as of the end of 1Q17, mainly reflecting lower non-performing and non-interest-earning loans in the Strategic Resolution Unit and lower non-performing loans in Asia Pacific, partially offset by higher non-performing loans in Swiss Universal Bank. Net increases in potential problem loans were primarily driven by increases in Investment Banking & Capital Markets, Global Markets and International Wealth Management, partially offset by a decrease in Swiss Universal Bank.
In the Strategic Resolution Unit, gross impaired loans decreased CHF 250 million, primarily driven by the upgrade, sale and repayment of oil and gas exposures in 1Q17 in the amount of CHF 176 million, a repayment of an impaired export finance loan and reduced impaired ship finance exposures. In Asia Pacific, gross impaired loans decreased CHF 122 million, primarily driven by the repayment of share-backed exposures. In International Wealth Management, gross impaired loans increased CHF 46 million, primarily driven by new defaults of European mortgages and aviation finance exposures, partially offset by a reduction of impaired share-backed loans. The increases in gross impaired loans of CHF 32 million in Investment Banking & Capital Markets and of CHF 22 million in Global Markets were both driven by a newly impaired exposure in the supermarket sector in Europe. In Swiss Universal Bank, gross impaired loans were stable at CHF 764 million.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q17 (CHF million)
Allowance for loan losses at beginning of period [2]	462	89	71	19	24	273	938
of which individually evaluated for impairment	314	56	62	9	0	259	700
of which collectively evaluated for impairment	148	33	9	10	24	14	238
Net movements recognized in statements of operations	13	2	6	7	11	27	66
Gross write-offs	(23)	(12)	(1)	0	0	(63)	(99)
Recoveries	6	0	0	2	3	1	12
Net write-offs	(17)	(12)	(1)	2	3	(62)	(87)
Provisions for interest	1	1	(8)	0	0	0	(6)
Foreign currency translation impact and other adjustments, net	(2)	0	(1)	(1)	0	(8)	(12)
Allowance for loan losses at end of period [2]	457	80	67	27	38	230	899
of which individually evaluated for impairment	325	47	55	21	19	222	689
of which collectively evaluated for impairment	132	33	12	6	19	8	210
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses are only based on loans that are not carried at fair value.
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q17 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.5	0.4	0.2	0.0	10.3	0.5
Gross impaired loans / Gross loans	0.5	0.8	0.4	0.8	1.1	32.1	0.9
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.6	1.3	8.6	0.3
Specific allowance for loan losses / Gross impaired loans	42.5	12.7	38.2	53.8	59.4	25.8	31.2
4Q16 (%)
Total non-performing and non-interest-earning loans / Gross loans	0.3	0.4	0.7	0.3	0.0	8.9	0.6
Gross impaired loans / Gross loans	0.5	0.7	0.8	0.6	0.0	18.2	1.0
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.7	0.8	4.5	0.4
Specific allowance for loan losses / Gross impaired loans	41.7	17.3	23.3	52.9	–	23.3	28.3
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2016 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of the end of 1Q17 was EUR 3,107 million, stable compared to EUR 2,959 million as of the end of 4Q16. Our net exposure to these sovereigns was EUR 712 million, 34% higher compared to EUR 531 million as of the end of 4Q16. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 1Q17 included net exposure to financial institutions of EUR 2,046 million and to corporates and other counterparties of EUR 1,326 million, slightly higher compared to EUR 1,994 million and stable compared to EUR 1,311 million, respectively, as of the end of 4Q16.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2016 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 1Q17, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased its rating for Cyprus from BB to BB+.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 1Q17		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	190	0	168		22	0		(66)		190	22
Corporates & other	50	0	0		50	0		0		50	50
Total	240	0	168		72	0		(66)		240	72
Cyprus (EUR million)
Financial institutions	63	0	52		11	0		0		63	11
Corporates & other	990	0	990		0	0		4		990	0
Total	1,053	0	1,042		11	0		4		1,053	11
Greece (EUR million)
Sovereign	0	0	0		0	1		0		1	1
Financial institutions	198	0	198		0	0		0		198	0
Corporates & other	1,202	0	1,179		23	6		1		1,208	29
Total	1,400	0	1,377		23	7		1		1,407	30
Ireland (EUR million)
Sovereign	57	0	0		57	0		0		57	57
Financial institutions	1,130	0	320		810	92		(41)		1,222	902
Corporates & other	982	114	541		327	58		27		1,040	385
Total	2,169	114	861		1,194	150		(14)		2,319	1,344
Italy (EUR million)
Sovereign	2,581	2,077	150		354	0		(556)		2,581	354
Financial institutions	1,060	2	721		337	42		2		1,102	379
Corporates & other	2,997	65	2,533		399	75		70		3,072	474
Total	6,638	2,144	3,404		1,090	117		(484)		6,755	1,207
Malta (EUR million)
Financial institutions	35	0	0		35	0		0		35	35
Corporates & other	637	0	637		0	0		0		637	0
Total	672	0	637		35	0		0		672	35
Portugal (EUR million)
Sovereign	0	0	0		0	67		63		67	67
Financial institutions	322	0	318		4	1		(16)		323	5
Corporates & other	225	0	141		84	14		4		239	98
Total	547	0	459		88	82		51		629	170
Spain (EUR million)
Sovereign	211	0	0		211	0		(21)		211	211
Financial institutions	1,619	8	905		706	8		(129)		1,627	714
Corporates & other	1,529	10	1,248		271	19		(40)		1,548	290
Total	3,359	18	2,153		1,188	27		(190)		3,386	1,215
Total (EUR million)
Sovereign	3,039	2,077	318		644	68		(580)		3,107	712
Financial institutions	4,427	10	2,514		1,903	143		(184)		4,570	2,046
Corporates & other	8,612	189	7,269		1,154	172		66		8,784	1,326
Total	16,078	2,276	10,101		3,701	383		(698)		16,461	4,084
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 812.0 billion, total liabilities were CHF 769.9 billion and total equity was CHF 42.1 billion. Total assets decreased 1% and total liabilities decreased 1% for the quarter, reflecting the foreign exchange translation impact, partially offset by higher operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 812.0 billion as of the end of 1Q17, a decrease of CHF 7.9 billion, or 1%, from the end of 4Q16, reflecting the foreign exchange translation impact, partially offset by higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 1.6 billion.
Compared to the end of 4Q16, cash and due from banks decreased CHF 19.3 billion, or 16%, mainly driven by lower cash positions at the Luxembourg Central Bank, the SNB and the Fed. Trading assets decreased CHF 5.4 billion, or 3%, mainly due to lower derivative instruments and other trading assets, primarily reflecting reduction in loans as several loan positions were liquidated in 1Q17, partially offset by higher debt securities. Brokerage receivables increased CHF 8.3 billion, or 25%, mainly driven by increases in margin lending and failed settlements. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 3.1 billion, or 2%, mainly driven by an increase in reverse repurchase transactions from banks. Net loans were stable. All other assets increased CHF 5.0 billion, or 6%, including an increase of CHF 5.1 billion, or 16%, in securities received as collateral and a decrease of CHF 0.6 billion, or 2%, in other assets.
Balance sheet summary
	end of
	1Q17	4Q16	QoQ
Assets (CHF million)
Cash and due from banks	101,856	121,161	(16)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,978	134,839	2
Trading assets	159,792	165,150	(3)
Net loans	276,370	275,976	0
Brokerage receivables	41,700	33,431	25
All other assets	94,283	89,304	6
Total assets	811,979	819,861	(1)
Liabilities and equity (CHF million)
Due to banks	20,820	22,800	(9)
Customer deposits	352,092	355,833	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	38,113	33,016	15
Trading liabilities	47,662	44,930	6
Long-term debt	187,321	193,315	(3)
Brokerage payables	41,226	39,852	3
All other liabilities	82,666	87,804	(6)
Total liabilities	769,900	777,550	(1)
Total shareholders' equity	41,702	41,897	0
Noncontrolling interests	377	414	(9)
Total equity	42,079	42,311	(1)

Total liabilities and equity	811,979	819,861	(1)

Total liabilities were CHF 769.9 billion as of the end of 1Q17, a decrease of CHF 7.7 billion, or 1%, from the end of 4Q16, reflecting the foreign exchange translation impact, partially offset by higher operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 2.1 billion.
Compared to the end of 4Q16, long-term debt decreased CHF 6.0 billion, or 3%, primarily driven by maturities of senior debt and the foreign exchange translation impact, partially offset by issuances of senior and subordinated debt. Customer deposits were stable. Due to banks decreased CHF 2.0 billion, or 9%, mainly driven by a repayment of outstanding deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 5.1 billion, or 15%, primarily due to increases in repurchase transactions with banks and customers and an increase in cash collateral from banks. Trading liabilities increased CHF 2.7 billion, or 6%, mainly reflecting an increase in short positions, partially offset by a decrease in derivative instruments. Brokerage payables increased by CHF 1.4 billion, or 3%, mainly reflecting an increase in failed settlements. All other liabilities decreased CHF 5.1 billion, or 6%, including decreases of CHF 8.6 billion, or 22%, in other liabilities and CHF 1.6 billion, or 10%, in short-term borrowings and an increase of CHF 5.1 billion, or 16%, in obligation to return securities received as collateral.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 and “Note 26 – Guarantees and commitments” and “Note 30 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Goodwill
18 Other assets and other liabilities
19 Long-term debt
21 Offsetting of financial assets and financial liabilities
22 Tax
23 Employee deferred compensation
24 Pension and other post-retirement benefits
25 Derivatives and hedging activities
26 Guarantees and commitments
27 Transfers of financial assets and variable interest entities
28 Financial instruments
29 Assets pledged and collateral
30 Litigation
31 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firmto the Board of Directors of Credit Suisse Group AG, ZurichWe have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2017, the related condensed consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for the three month periods ended March 31, 2017 and 2016. These condensed consolidated financial statements are the responsibility of the Group’s management.We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandMay 4, 2017

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q17	4Q16	1Q16
Consolidated statements of operations (CHF million)
Interest and dividend income	4,042	3,810	4,585
Interest expense	(2,409)	(2,188)	(2,574)
Net interest income	1,633	1,622	2,011
Commissions and fees	3,046	2,941	2,675
Trading revenues	574	258	(271)
Other revenues	281	360	223
Net revenues	5,534	5,181	4,638
Provision for credit losses	53	75	150
Compensation and benefits	2,658	2,682	2,482
General and administrative expenses	1,648	4,184	1,848
Commission expenses	368	394	387
Restructuring expenses	137	49	255
Total other operating expenses	2,153	4,627	2,490
Total operating expenses	4,811	7,309	4,972
Income/(loss) before taxes	670	(2,203)	(484)
Income tax expense/(benefit)	78	414	(179)
Net income/(loss)	592	(2,617)	(305)
Net income/(loss) attributable to noncontrolling interests	(4)	2	(3)
Net income/(loss) attributable to shareholders	596	(2,619)	(302)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.28	(1.25)	(0.15)
Diluted earnings/(loss) per share	0.27	(1.25)	(0.15)
Consolidated statements of comprehensive income (unaudited)
in	1Q17	4Q16	1Q16
Comprehensive income/(loss) (CHF million)
Net income/(loss)	592	(2,617)	(305)
Gains/(losses) on cash flow hedges	(4)	(54)	46
Foreign currency translation	(500)	1,246	(855)
Unrealized gains/(losses) on securities	(2)	(5)	5
Actuarial gains/(losses)	103	112	105
Net prior service credit/(cost)	(39)	113	(28)
Gains/(losses) on liabilities related to credit risk	(513)	(1,388)	1,266
Other comprehensive income/(loss), net of tax	(955)	24	539
Comprehensive income/(loss)	(363)	(2,593)	234
Comprehensive income/(loss) attributable to noncontrolling interests	(8)	10	(21)
Comprehensive income/(loss) attributable to shareholders	(355)	(2,603)	255
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q17	4Q16
Assets (CHF million)
Cash and due from banks	101,856	121,161
of which reported at fair value	105	200
of which reported from consolidated VIEs	290	369
Interest-bearing deposits with banks	1,066	772
of which reported at fair value	60	26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,978	134,839
of which reported at fair value	94,113	87,331
Securities received as collateral, at fair value	37,622	32,564
of which encumbered	34,367	30,762
Trading assets, at fair value	159,792	165,150
of which encumbered	50,247	52,322
of which reported from consolidated VIEs	2,614	2,744
Investment securities	2,625	2,489
of which reported at fair value	2,625	2,489
of which reported from consolidated VIEs	652	511
Other investments	7,001	6,777
of which reported at fair value	4,363	4,096
of which reported from consolidated VIEs	2,107	2,006
Net loans	276,370	275,976
of which reported at fair value	18,612	19,528
of which encumbered	136	132
of which reported from consolidated VIEs	255	284
allowance for loan losses	(899)	(938)
Premises and equipment	4,667	4,711
of which reported from consolidated VIEs	193	199
Goodwill	4,831	4,913
Other intangible assets	202	213
of which reported at fair value	130	138
Brokerage receivables	41,700	33,431
Other assets	36,269	36,865
of which reported at fair value	8,860	9,383
of which encumbered	203	257
of which reported from consolidated VIEs	3,172	2,617
Total assets	811,979	819,861
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q17	4Q16
Liabilities and equity (CHF million)
Due to banks	20,820	22,800
of which reported at fair value	503	437
Customer deposits	352,092	355,833
of which reported at fair value	3,878	3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	38,113	33,016
of which reported at fair value	21,150	19,634
Obligation to return securities received as collateral, at fair value	37,622	32,564
Trading liabilities, at fair value	47,662	44,930
of which reported from consolidated VIEs	4	18
Short-term borrowings	13,784	15,385
of which reported at fair value	5,570	4,061
of which reported from consolidated VIEs	1	1
Long-term debt	187,321	193,315
of which reported at fair value	76,350	72,868
of which reported from consolidated VIEs	1,894	1,759
Brokerage payables	41,226	39,852
Other liabilities	31,260	39,855
of which reported at fair value	9,341	9,493
of which reported from consolidated VIEs	236	244
Total liabilities	769,900	777,550
Common shares	84	84
Additional paid-in capital	32,388	32,131
Retained earnings	26,552	25,954
Treasury shares, at cost	(99)	0
Accumulated other comprehensive income/(loss)	(17,223)	(16,272)
Total shareholders' equity	41,702	41,897
Noncontrolling interests	377	414
Total equity	42,079	42,311

Total liabilities and equity	811,979	819,861
end of	1Q17	4Q16
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	2,797,379,244	2,797,379,244
Common shares issued	2,089,897,378	2,089,897,378
Treasury shares	(6,308,347)	0
Shares outstanding	2,083,589,031	2,089,897,378
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q17 (CHF million)
Balance at beginning of period	84	32,131	25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(25)	(25)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	17	17
Net income/(loss)	–	–	596	–	–	596	(4)	592
Cumulative effect of accounting changes, net of tax	–	–	2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–	–	–	(951)	(951)	(4)	(955)
Sale of treasury shares	–	(18)	–	2,540	–	2,522	–	2,522
Repurchase of treasury shares	–	–	–	(2,656)	–	(2,656)	–	(2,656)
Share-based compensation, net of tax	–	275	–	17	–	292	–	292
Dividends paid	–	–	–	–	–	–	(2)	(2)
Change in scope of consolidation, net	–	–	–	–	–	–	(12)	(12)
Other	–	–	–	–	–	–	(7)	(7)
Balance at end of period	84	32,388	26,552	(99)	(17,223)	41,702	377	42,079
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
4Q16 (CHF million)
Balance at beginning of period	84	31,925	28,573	(18)	(16,288)	44,276	481	44,757
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)	–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(38)	(38)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	20	20
Net income/(loss)	–	–	(2,619)	–	–	(2,619)	2	(2,617)
Total other comprehensive income/(loss), net of tax	–	–	–	–	16	16	8	24
Sale of treasury shares	–	24	–	2,875	–	2,899	–	2,899
Repurchase of treasury shares	–	–	–	(2,865)	–	(2,865)	–	(2,865)
Share-based compensation, net of tax	–	220	–	8	–	228	–	228
Financial instruments indexed to own shares	–	(19)	–	–	–	(19)	–	(19)
Change in scope of consolidation, net	–	–	–	–	–	–	(53)	(53)
Other	–	(6)	–	–	–	(6)	–	(6)
Balance at end of period	84	32,131	25,954	0	(16,272)	41,897	414	42,311
1Q16 (CHF million)
Balance at beginning of period	78	31,925	29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	64	64
Net income/(loss)	–	–	(302)	–	–	(302)	(3)	(305)
Cumulative effect of accounting changes, net of tax	–	–	(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–	–	–	557	557	(18)	539
Sale of treasury shares	–	(65)	–	3,002	–	2,937	–	2,937
Repurchase of treasury shares	–	–	–	(3,047)	–	(3,047)	–	(3,047)
Share-based compensation, net of tax	–	483	–	12	–	495	–	495
Financial instruments indexed to own shares	–	(27)	–	–	–	(27)	–	(27)
Change in scope of consolidation, net	–	–	–	–	–	–	(219)	(219)
Other	–	2	–	–	–	2	–	2
Balance at end of period	78	32,318	28,362	(158)	(15,603)	44,997	450	45,447
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q17	1Q16
Operating activities of continuing operations (CHF million)
Net income/(loss)	592	(305)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	219	237
Provision for credit losses	53	150
Deferred tax provision/(benefit)	(27)	(305)
Share of net income/(loss) from equity method investments	(25)	44
Trading assets and liabilities, net	6,242	6,898
(Increase)/decrease in other assets	(10,232)	(1,519)
Increase/(decrease) in other liabilities	(4,404)	498
Other, net	488	(1,737)
Total adjustments	(7,686)	4,266
Net cash provided by/(used in) operating activities of continuing operations	(7,094)	3,961
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(296)	2
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(5,338)	(16,494)
Purchase of investment securities	(24)	(49)
Proceeds from sale of investment securities	5	6
Maturities of investment securities	52	175
Investments in subsidiaries and other investments	(822)	(127)
Proceeds from sale of other investments	553	264
(Increase)/decrease in loans	(3,985)	362
Proceeds from sales of loans	2,663	208
Capital expenditures for premises and equipment and other intangible assets	(217)	(277)
Proceeds from sale of premises and equipment and other intangible assets	0	52
Other, net	22	28
Net cash provided by/(used in) investing activities of continuing operations	(7,387)	(15,850)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q17	1Q16
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(3,186)	11,533
Increase/(decrease) in short-term borrowings	(1,318)	6,748
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,739	(5,406)
Issuances of long-term debt	15,247	13,916
Repayments of long-term debt	(20,696)	(12,332)
Sale of treasury shares	2,522	2,937
Repurchase of treasury shares	(2,656)	(3,047)
Dividends paid	(2)	0
Excess tax benefits related to share-based compensation	0	20
Other, net	279	585
Net cash provided by/(used in) financing activities of continuing operations	(4,071)	14,954
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(753)	(1,183)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(19,305)	1,882

Cash and due from banks at beginning of period	121,161	92,328
Cash and due from banks at end of period	101,856	94,210
Supplemental cash flow information (unaudited)
in	1Q17	1Q16
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	208	46
Cash paid for interest	2,775	2,982
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	1,633	0
Liabilities sold	1,554	0
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with US GAAP and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Credit Suisse Annual Report 2016.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q16 consolidated statements of operations and comprehensive income and the 4Q16 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a description of accounting standards adopted in 2016.
ASC Topic 350 – Intangibles - Goodwill and Other
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), an update to Accounting Standards Codification (ASC) Topic 805 – Business Combinations. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 is to be applied on a prospective basis. The Group elected to early adopt ASU 2017-04 on January 1, 2017, which did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The adoption of ASU 2016-09 on January 1, 2017 resulted in the recognition of previously unrecorded deferred tax asset net operating loss balances which arose due to prior tax windfalls that did not immediately result in cash tax savings. The adjustment resulted in an increase in retained earnings of CHF 85 million upon adoption.
ASC Topic 740 – Income Taxes
In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group elected to early adopt ASU 2016-16 on January 1, 2017, which resulted in a reclassification from other assets to deferred tax assets. The net impact upon adoption was a reduction in retained earnings of CHF 81 million.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial

Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption of the full standard is not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income (AOCI). The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to AOCI of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 230 – Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provide guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted, including adoption in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2016-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early application will be permitted for annual reporting periods and for the interim periods within those annual reporting periods, beginning after December 15, 2018.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology while it is adjusting for key interpretive issues. Furthermore, the Group will continue to monitor the initial scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the point of time in the economic cycle at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects an adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-19 and its subsequent amendments are effective for the annual reporting period beginning after December 15, 2017, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts include the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance. To date, the recognition and timing impacts that the Group has identified relate to the timing of certain fees. The new guidance eliminates industry specific guidance and as a result will have an impact on the gross versus net presentation of certain income and expenses, for example a change from net to gross reporting of underwriting expenses. The changes identified thus far are not expected to have a material impact in regards to the timing, amount or presentation of revenue recognition; however, the evaluation remains ongoing.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 require that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that includes the service cost and outside of any subtotal of operating income. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-07 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model, the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance and is currently evaluating the extent of the impact of the adoption of ASU 2016-02 on the Group’s results of operations and cash flows.
3 Business developments
Legal entity structure
In February 2017, Credit Suisse (Schweiz) AG and Credit Suisse Asset Management International Holding Ltd (CSAM IHAG), with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG (CSAM Holding), a holding company domiciled in Switzerland. Credit Suisse AG transferred participating interests of 49% in four fund management companies and in Credit Suisse Asset Management (Schweiz) AG (CSAM Schweiz) to Credit Suisse (Schweiz) AG by way of an a-fonds-perdu contribution (i.e., without consideration). Subsequently, Credit Suisse (Schweiz) AG contributed these participating interests to CSAM Holding. The remaining 51% in these five entities were contributed to CSAM Holding through CSAM IHAG. CSAM Schweiz was incorporated in February 2017 and received the Swiss-related asset management business from Credit Suisse AG through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, the following equity stakes held by the Group were transferred to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer of these equity stakes took place by way of an a-fonds-perdu contribution from the Group to Credit Suisse AG and immediately thereafter via a subsequent sale of those equity stakes from Credit Suisse AG to Credit Suisse (Schweiz) AG. The a-fonds-perdu contribution and the subsequent sale took place at the respective equity stakes’ aggregate Swiss GAAP carrying value as recorded by the Group. The transfer was completed on March 31, 2017.
Proposed capital increase
The Board of Directors will propose to an Extraordinary General Meeting of shareholders to be held on May 18, 2017 a rights offering and share capital increase through the issuance of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws. Under the terms of this rights offering, Credit Suisse Group AG plans to issue up to 404,526,794 new registered shares with a par value of CHF 0.04 each. The Group expects the net proceeds of the rights offering to amount to approximately CHF 4 billion, excluding the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend. In connection with the announcement of the proposed capital increase, the Group also announced that it will not pursue a partial initial public offering of the Swiss banking subsidiary Credit Suisse (Schweiz) AG.
4 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income before taxes
in	1Q17	4Q16	1Q16
Net revenues (CHF million)
Swiss Universal Bank	1,354	1,399	1,356
International Wealth Management	1,221	1,299	1,173
Asia Pacific	881	862	907
Global Markets	1,609	1,265	1,245
Investment Banking & Capital Markets	606	574	388
Strategic Resolution Unit	(206)	(202)	(541)
Corporate Center	69	(16)	110
Net revenues	5,534	5,181	4,638
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	404	382	432
International Wealth Management	291	331	300
Asia Pacific	147	103	264
Global Markets	317	5	(198)
Investment Banking & Capital Markets	149	149	(62)
Strategic Resolution Unit	(539)	(2,895)	(1,253)
Corporate Center	(99)	(278)	33
Income/(loss) before taxes	670	(2,203)	(484)
Total assets
end of	1Q17	4Q16
Total assets (CHF million)
Swiss Universal Bank	232,334	228,363
International Wealth Management	89,927	91,083
Asia Pacific	96,291	97,221
Global Markets	242,745	239,700
Investment Banking & Capital Markets	19,997	20,784
Strategic Resolution Unit	61,640	80,297
Corporate Center	69,045	62,413
Total assets	811,979	819,861

5 Net interest income
in	1Q17	4Q16	1Q16
Net interest income (CHF million)
Loans	1,460	1,450	1,389
Investment securities	11	11	17
Trading assets	1,618	1,341	2,086
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	607	660	704
Other	346	348	389
Interest and dividend income	4,042	3,810	4,585
Deposits	(305)	(286)	(244)
Short-term borrowings	(33)	(28)	(16)
Trading liabilities	(788)	(638)	(1,024)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(253)	(271)	(376)
Long-term debt	(953)	(911)	(858)
Other	(77)	(54)	(56)
Interest expense	(2,409)	(2,188)	(2,574)
Net interest income	1,633	1,622	2,011
6 Commissions and fees
in	1Q17	4Q16	1Q16
Commissions and fees (CHF million)
Lending business	464	473	398
Investment and portfolio management	822	843	810
Other securities business	10	10	11
Fiduciary business	832	853	821
Underwriting	497	376	222
Brokerage	805	756	833
Underwriting and brokerage	1,302	1,132	1,055
Other services	448	483	401
Commissions and fees	3,046	2,941	2,675
7 Trading revenues
in	1Q17	4Q16	1Q16
Trading revenues (CHF million)
Interest rate products	1,376	854	1,719
Foreign exchange products	534	(1,614)	(582)
Equity/index-related products	(918)	1,277	(1,163)
Credit products	(438)	(113)	(534)
Commodity and energy products	37	75	(3)
Other products	(17)	(221)	292
Trading revenues	574	258	(271)
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on trading revenues and managing trading risks.

8 Other revenues
in	1Q17	4Q16	1Q16
Other revenues (CHF million)
Noncontrolling interests without SEI	(1)	3	0
Loans held-for-sale	(1)	10	(9)
Long-lived assets held-for-sale	(7)	73	33
Equity method investments	41	79	49
Other investments	47	(11)	(16)
Other	202	206	166
Other revenues	281	360	223
9 Provision for credit losses
in	1Q17	4Q16	1Q16
Provision for credit losses (CHF million)
Provision for loan losses	66	74	126
Provision for lending-related and other exposures	(13)	1	24
Provision for credit losses	53	75	150
10 Compensation and benefits
in	1Q17	4Q16	1Q16
Compensation and benefits (CHF million)
Salaries and variable compensation	2,346	2,283	2,166
Social security	156	176	147
Other [1]	156	223	169
Compensation and benefits	2,658	2,682	2,482
1 Includes pension and other post-retirement expense of CHF 64 million, CHF 141 million and CHF 79 million in 1Q17, 4Q16 and 1Q16, respectively.
11 General and administrative expenses
in	1Q17	4Q16	1Q16
General and administrative expenses (CHF million)
Occupancy expenses	243	262	248
IT, machinery, etc.	281	301	297
Provisions and losses	145	2,475	78
Travel and entertainment	83	83	90
Professional services	599	769	804
Amortization and impairment of other intangible assets	3	1	2
Other	294	293	329
General and administrative expenses	1,648	4,184	1,848

12 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 137 million and CHF 49 million and CHF 255 million were recognized in 1Q17, 4Q16 and 1Q16, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	1Q17	4Q16	1Q16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	52	(3)	40
International Wealth Management	36	16	8
Asia Pacific	19	19	1
Global Markets	20	15	100
Investment Banking & Capital Markets	2	(6)	27
Strategic Resolution Unit	7	1	79
Corporate Center	1	7	0
Total restructuring expenses	137	49	255
Restructuring expenses by type
in	1Q17	4Q16	1Q16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	129	30	182
of which severance expenses	62	37	54
of which accelerated deferred compensation	25	(1)	105
of which pension expenses	42	(6)	23
General and administrative-related expenses	8	19	73
Total restructuring expenses	137	49	255
Restructuring provision
	1Q17			4Q16			1Q16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	217	94	311	216	92	308	187	12	199
Net additional charges [1]	62	8	70	37	1	38	54	73	127
Utilization	(59)	(13)	(72)	(36)	1	(35)	(48)	2	(46)
Balance at end of period	220	89	309	217	94	311	193	87	280
1
The following items for which expense accretion was accelerated in 1Q17, 4Q16 and 1Q16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 15 million, CHF (14) million and CHF 33 million, respectively, and unsettled pension obligations of CHF 42 million, CHF (6) million and CHF 23 million, respectively, which remain classified as a component of total shareholders’ equity; and unsettled cash-based deferred compensation of CHF 10 million, CHF 14 million and CHF 70 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 0 million, CHF 18 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	1Q17	4Q16		1Q16
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	596	(2,619)		(302)
Available for common shares	596	(2,619)		(302)
Available for unvested share-based payment awards	0	0		0
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	596	(2,619)		(302)
Available for common shares	596	(2,619)		(302)
Available for unvested share-based payment awards	0	0		0
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,125.9	2,102.0		1,980.7
Dilutive share options and warrants	3.8	0.0		0.0
Dilutive share awards	55.1	0.0		0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,184.8	2,102.0	[2]	1,980.7	[2]
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1	0.1		10.3
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.28	(1.25)		(0.15)
Diluted earnings/(loss) per share available for common shares	0.27	(1.25)		(0.15)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.8 million, 12.1 million and 7.5 million for 1Q17, 4Q16 and 1Q16, respectively.

2
Due to the net losses in 4Q16 and 1Q16, 3.7 million and 2.3 million, respectively, of weighted-average share options and warrants outstanding and 68.8 million and 53.7 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	1Q17	4Q16
Trading assets (CHF million)
Debt securities	67,140	65,668
Equity securities	64,076	63,871
Derivative instruments [1]	22,076	26,782
Other	6,500	8,829
Trading assets	159,792	165,150
Trading liabilities (CHF million)
Short positions	30,532	24,565
Derivative instruments [1]	17,130	20,365
Trading liabilities	47,662	44,930
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q17	4Q16
Cash collateral – netted (CHF million) [1]
Cash collateral paid	26,961	33,429
Cash collateral received	19,636	22,948
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,661	5,705
Cash collateral received	9,391	11,497
1 Recorded as cash collateral netting on derivative instruments in Note 21 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 18 – Other assets and other liabilities.

15 Investment securities
end of	1Q17	4Q16
Investment securities (CHF million)
Securities available-for-sale	2,625	2,489
Total investment securities	2,625	2,489
Investment securities by type
end of	1Q17				4Q16
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	240	17	0	257	241	18	0	259
Debt securities issued by foreign governments	1,300	31	0	1,331	1,309	34	0	1,343
Corporate debt securities	296	0	0	296	287	0	0	287
Residential mortgage-backed securities	649	0	0	649	497	0	0	497
Commercial mortgage-backed securities	3	0	0	3	14	0	0	14
Debt securities available-for-sale	2,488	48	0	2,536	2,348	52	0	2,400
Banks, trust and insurance companies	65	24	0	89	66	23	0	89
Equity securities available-for-sale	65	24	0	89	66	23	0	89
Securities available-for-sale	2,553	72	0	2,625	2,414	75	0	2,489
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	1Q17		1Q16
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	1	4	6	0
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
1Q17 (CHF million, except where indicated)
Due within 1 year	805	813	0.56
Due from 1 to 5 years	879	904	1.04
Due from 5 to 10 years	144	157	1.11
Due after 10 years	660	662	3.69
Total debt securities	2,488	2,536	1.59

16 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	1Q17	4Q16
Loans (CHF million)
Mortgages	104,675	104,335
Loans collateralized by securities	39,460	37,268
Consumer finance	4,009	3,490
Consumer	148,144	145,093
Real estate	26,231	26,016
Commercial and industrial loans	82,706	83,740
Financial institutions	16,061	17,921
Governments and public institutions	4,236	4,273
Corporate & institutional	129,234	131,950
Gross loans	277,378	277,043
of which held at amortized cost	258,766	257,515
of which held at fair value	18,612	19,528
Net (unearned income)/deferred expenses	(109)	(129)
Allowance for loan losses	(899)	(938)
Net loans	276,370	275,976
Gross loans by location (CHF million)
Switzerland	159,249	158,766
Foreign	118,129	118,277
Gross loans	277,378	277,043
Impaired loan portfolio (CHF million)
Non-performing loans	985	1,236
Non-interest-earning loans	222	265
Non-performing and non-interest-earning loans	1,207	1,501
Restructured loans	365	358
Potential problem loans	639	613
Other impaired loans	1,004	971
Gross impaired loans	2,211	2,472

Allowance for loan losses by loan portfolio
	1Q17			4Q16			1Q16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	722	938	216	650	866	216	650	866
Net movements recognized in statements of operations	17	49	66	10	64	74	0	126	126
Gross write-offs	(14)	(85)	(99)	(19)	(34)	(53)	(20)	(19)	(39)
Recoveries	6	6	12	4	18	22	3	20	23
Net write-offs	(8)	(79)	(87)	(15)	(16)	(31)	(17)	1	(16)
Provisions for interest	(8)	2	(6)	1	3	4	3	(1)	2
Foreign currency translation impact and other adjustments, net	0	(12)	(12)	4	21	25	(5)	(11)	(16)
Balance at end of period	217	682	899	216	722	938	197	765	962
of which individually evaluated for impairment	177	512	689	172	528	700	154	570	724
of which collectively evaluated for impairment	40	170	210	44	194	238	43	195	238
Gross loans held at amortized cost (CHF million)
Balance at end of period	148,126	110,640	258,766	145,070	112,445	257,515	142,217	107,632	249,849
of which individually evaluated for impairment [1]	637	1,574	2,211	662	1,810	2,472	658	1,554	2,212
of which collectively evaluated for impairment	147,489	109,066	256,555	144,408	110,635	255,043	141,559	106,078	247,637
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	1Q17			4Q16			1Q16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	924	924	0	1,490	1,490	0	695	695
Reclassifications from loans held-for-sale [2]	0	0	0	0	0	0	0	78	78
Reclassifications to loans held-for-sale [3]	0	3,104	3,104	0	1,848	1,848	1,123	411	1,534
Sales [3]	0	2,789	2,789	72	1,782	1,854	0	0	0
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q17 (CHF million)
Mortgages	92,870	11,607	198	104,675
Loans collateralized by securities	36,141	3,191	128	39,460
Consumer finance	1,627	2,191	173	3,991
Consumer	130,638	16,989	499	148,126
Real estate	19,723	5,772	91	25,586
Commercial and industrial loans	38,012	34,764	1,239	74,015
Financial institutions	6,570	3,080	78	9,728
Governments and public institutions	1,250	54	7	1,311
Corporate & institutional	65,555	43,670	1,415	110,640
Gross loans held at amortized cost	196,193	60,659	1,914	258,766
Value of collateral [1]	183,212	49,586	1,377	234,175
4Q16 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,469	35,945	1,459	73,873
Financial institutions	9,695	1,887	107	11,689
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	67,011	43,770	1,664	112,445
Gross loans held at amortized cost	194,844	60,418	2,253	257,515
Value of collateral [1]	180,276	51,344	1,480	233,100
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q17 (CHF million)
Mortgages	103,032	1,364	16	28	235	1,643	104,675
Loans collateralized by securities	39,318	22	8	0	112	142	39,460
Consumer finance	3,233	543	34	40	141	758	3,991
Consumer	145,583	1,929	58	68	488	2,543	148,126
Real estate	25,068	458	3	2	55	518	25,586
Commercial and industrial loans	72,859	508	49	134	465	1,156	74,015
Financial institutions	9,529	115	9	1	74	199	9,728
Governments and public institutions	1,298	6	0	0	7	13	1,311
Corporate & institutional	108,754	1,087	61	137	601	1,886	110,640
Gross loans held at amortized cost	254,337	3,016	119	205	1,089	4,429	258,766
4Q16 (CHF million)
Mortgages	102,047	2,053	29	33	173	2,288	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	141,963	2,422	66	74	545	3,107	145,070
Real estate	24,843	631	17	2	63	713	25,556
Commercial and industrial loans	72,002	854	127	131	759	1,871	73,873
Financial institutions	11,536	49	0	0	104	153	11,689
Governments and public institutions	1,268	44	1	0	14	59	1,327
Corporate & institutional	109,649	1,578	145	133	940	2,796	112,445
Gross loans held at amortized cost	251,612	4,000	211	207	1,485	5,903	257,515
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
1Q17 (CHF million)
Mortgages	272	8	280	13	35	48	328	[1]
Loans collateralized by securities	105	15	120	0	13	13	133
Consumer finance	165	8	173	0	3	3	176
Consumer	542	31	573	13	51	64	637
Real estate	52	5	57	1	37	38	95
Commercial and industrial loans	355	140	495	351	548	899	1,394
Financial institutions	29	46	75	0	3	3	78
Governments and public institutions	7	0	7	0	0	0	7
Corporate & institutional	443	191	634	352	588	940	1,574
Gross impaired loans	985	222	1,207	365	639	1,004	2,211
4Q16 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	182	721	345	513	858	1,579
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	233	906	345	559	904	1,810
Gross impaired loans	1,236	265	1,501	358	613	971	2,472
1
As of the end of 1Q17 and 4Q16, CHF 84 million and CHF 62 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	1Q17			4Q16
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	211	198	29	211	198	21
Loans collateralized by securities	119	110	49	209	193	54
Consumer finance	175	158	99	177	160	97
Consumer	505	466	177	597	551	172
Real estate	72	66	10	65	59	10
Commercial and industrial loans	1,112	1,086	458	1,283	1,250	472
Financial institutions	78	75	44	126	122	46
Governments and public institutions	7	7	0	14	14	0
Corporate & institutional	1,269	1,234	512	1,488	1,445	528
Gross impaired loans with a specific allowance	1,774	1,700	689	2,085	1,996	700
Mortgages	117	117	–	43	43	–
Loans collateralized by securities	14	14	–	14	14	–
Consumer finance	1	1	–	8	8	–
Consumer	132	132	–	65	65	–
Real estate	23	23	–	21	21	–
Commercial and industrial loans	282	282	–	296	296	–
Financial institutions	0	0	–	5	5	–
Corporate & institutional	305	305	–	322	322	–
Gross impaired loans without specific allowance	437	437	–	387	387	–
Gross impaired loans	2,211	2,137	689	2,472	2,383	700
of which consumer	637	598	177	662	616	172
of which corporate & institutional	1,574	1,539	512	1,810	1,767	528
Gross impaired loan detail (continued)
in	1Q17			4Q16			1Q16
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	201	0	0	204	1	0	197	0	0
Loans collateralized by securities	134	0	0	183	1	1	113	0	0
Consumer finance	172	0	0	192	1	1	216	0	0
Consumer	507	0	0	579	3	2	526	0	0
Real estate	72	0	0	77	0	0	76	0	0
Commercial and industrial loans	1,238	5	2	1,168	2	1	902	3	1
Financial institutions	108	0	0	130	0	0	168	0	0
Governments and public institutions	10	0	0	14	0	0	0	0	0
Corporate & institutional	1,428	5	2	1,389	2	1	1,146	3	1
Gross impaired loans with a specific allowance	1,935	5	2	1,968	5	3	1,672	3	1
Mortgages	76	1	0	67	0	0	76	1	0
Loans collateralized by securities	14	0	0	41	0	0	25	0	0
Consumer finance	7	0	0	8	0	0	7	0	0
Consumer	97	1	0	116	0	0	108	1	0
Real estate	24	0	0	29	1	0	29	0	0
Commercial and industrial loans	268	2	0	313	2	1	219	2	0
Financial institutions	1	0	0	12	0	0	3	0	0
Corporate & institutional	293	2	0	354	3	1	251	2	0
Gross impaired loans without specific allowance	390	3	0	470	3	1	359	3	0
Gross impaired loans	2,325	8	2	2,438	8	4	2,031	6	1
of which consumer	604	1	0	695	3	2	634	1	0
of which corporate & institutional	1,721	7	2	1,743	5	2	1,397	5	1

Restructured loans held at amortized cost
in	1Q17			4Q16			1Q16
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	4	35	35	5	78	78	5	15	15
Total	4	35	35	5	78	78	5	15	15
In 1Q17, 4Q16 and 1Q16, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
In 1Q17, the loan modifications of the Group included extended loan repayment and interest payment terms, including the suspension of annual loan amortizations, modifications of covenants and a waiver of a loan termination.
17 Goodwill
Goodwill
1Q17	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	623	1,612	2,318	3,195	1,044	12	8,804
Foreign currency translation impact	(7)	(28)	(24)	(8)	(11)	0	(78)
Other	0	(4)	0	0	0	0	(4)
Balance at end of period	616	1,580	2,294	3,187	1,033	12	8,722
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	616	1,580	1,522	468	645	0	4,831
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As of March 31, 2017, the Group’s market capitalization was below book value.
On December 7, 2016, and on February 14, 2017, the Group announced a reorganization and change to financial reporting affecting its Swiss Universal Bank and Asia Pacific segments. During 1Q17, these measures were implemented. The Group determined that these changes constituted triggering events. The Group’s reporting units as a result of these measures are defined as follows: Swiss Universal Bank – Private Clients (formerly Private Banking), Swiss Universal Bank – Corporate & Institutional Clients (formerly Corporate & Institutional Banking), International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected (formerly Private Banking), Asia Pacific – Markets (formerly Investment Banking), Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed during 1Q17 under the old business structure and then again under the modified structure according to the measures implemented in connection with the announcements on December 7, 2016 and on February 14, 2017.
The Group concluded that the estimated fair value for all of its reporting units impacted by the measures implemented in connection with the December 7, 2016 and February 14, 2017 announcements substantially exceeded their related carrying values and that no impairment was necessary.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
18 Other assets and other liabilities
end of	1Q17	4Q16
Other assets (CHF million)
Cash collateral on derivative instruments	5,661	5,705
Cash collateral on non-derivative transactions	1,821	1,237
Derivative instruments used for hedging	52	148
Assets held-for-sale	7,565	8,214
of which loans [1]	7,454	8,062
of which real estate [2]	81	122
of which long-lived assets	30	30
Assets held for separate accounts	433	431
Interest and fees receivable	4,841	4,787
Deferred tax assets [3]	7,825	5,828
Prepaid expenses	499	394
Failed purchases	2,220	2,423
Defined benefit pension and post-retirement plan assets	1,265	1,061
Other [3]	4,087	6,637
Other assets	36,269	36,865
Other liabilities (CHF million)
Cash collateral on derivative instruments	9,391	11,497
Cash collateral on non-derivative transactions	360	369
Derivative instruments used for hedging	40	2
Deposits held-for-sale	0	1,577
Provisions	1,381	4,077
of which off-balance sheet risk	74	88
Restructuring liabilities	309	311
Liabilities held for separate accounts	433	431
Interest and fees payable	5,428	6,039
Current tax liabilities	584	636
Deferred tax liabilities	176	129
Failed sales	1,261	737
Defined benefit pension and post-retirement plan liabilities	512	516
Other	11,385	13,534
Other liabilities	31,260	39,855
1 Included as of the end of 1Q17 and 4Q16 were CHF 1,017 million and CHF 681 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 1Q17 and 4Q16, real estate held-for-sale included foreclosed or repossessed real estate of were CHF 6 million and CHF 16 million, respectively, of which CHF 3 million and CHF 13 million, respectively were related to residental real estate.

3
Includes a reclassification from other assets to deferred tax assets in 1Q17 as a result of the early adoption of ASU 2016-16. Refer to "Note 2 - Recently issued accounting standards" for further information.

19 Long-term debt
Long-term debt
end of	1Q17	4Q16
Long-term debt (CHF million)
Senior	161,853	168,601
Subordinated	23,574	22,955
Non-recourse liabilities from consolidated VIEs	1,894	1,759
Long-term debt	187,321	193,315
of which reported at fair value	76,350	72,868
of which structured notes	61,058	59,544
Structured notes by product
end of	1Q17	4Q16
Structured notes (CHF million)
Equity	36,931	35,980
Fixed income	16,846	16,395
Credit	5,756	5,713
Other	1,525	1,456
Total structured notes	61,058	59,544
20 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
1Q17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(8)	(519)	(2)	23	0	(513)	(1,019)
Reclassification adjustments, included in net income/(loss)	4	23	0	80	(39)	0	68
Total increase/(decrease)	(4)	(496)	(2)	103	(39)	(513)	(951)
Balance at end of period	(39)	(12,591)	59	(4,175)	604	(1,081)	(17,223)
4Q16 (CHF million)
Balance at beginning of period	19	(13,333)	66	(4,390)	530	820	(16,288)
Increase/(decrease)	(51)	1,219	(5)	(28)	142	(1,388)	(111)
Increase/(decrease) due to equity method investments	(2)	0	0	0	0	0	(2)
Reclassification adjustments, included in net income/(loss)	(1)	19	0	140	(29)	0	129
Total increase/(decrease)	(54)	1,238	(5)	112	113	(1,388)	16
Balance at end of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
1Q16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	47	(886)	5	22	0	1,266	454
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	2	49	0	83	(28)	0	106
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	46	(837)	5	105	(28)	1,741	1,032
Balance at end of period	31	(13,452)	65	(4,567)	579	1,741	(15,603)

Details on significant reclassification adjustments
in	1Q17		4Q16	1Q16
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	23	[1]	19	49
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	100		196	107
Tax expense/(benefit)	(20)		(56)	(24)
Net of tax	80		140	83
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(50)		(36)	(36)
Tax expense	11		7	8
Net of tax	(39)		(29)	(28)
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 1Q17. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 24 – Pension and other post-retirement benefits" for further information.
Additional share information
	1Q17		4Q16		1Q16
Common shares issued
Balance at beginning of period	2,089,897,378		2,089,897,378		1,957,379,244
Balance at end of period	2,089,897,378		2,089,897,378		1,957,379,244
Treasury shares
Balance at beginning of period	0		(1,562,140)		(5,910,224)
Sale of treasury shares	165,460,223		206,837,398		190,347,314
Repurchase of treasury shares	(172,867,369)		(205,892,387)		(196,089,371)
Share-based compensation	1,098,799		617,129		712,418
Balance at end of period	(6,308,347)		0		(10,939,863)
Common shares outstanding
Balance at end of period	2,083,589,031	[1]	2,089,897,378	[2]	1,946,439,381	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 522,242,777 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 415,099,918 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 515,145,579 of these shares were reserved for capital instruments.

21 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 25 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and trading liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	1Q17		4Q16
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	3.3	2.3	8.2	7.5
OTC	109.9	101.6	129.1	121.7
Exchange-traded	0.0	0.1	0.1	0.1
Interest rate products	113.2	104.0	137.4	129.3
OTC-cleared	0.0	0.0	0.0	0.0
OTC	38.7	47.0	59.3	69.2
Exchange-traded	0.0	0.1	0.0	0.1
Foreign exchange products	38.7	47.1	59.3	69.3
OTC	11.7	12.5	11.2	11.5
Exchange-traded	11.8	12.8	11.5	13.0
Equity/index-related products	23.5	25.3	22.7	24.5
OTC-cleared	2.7	3.0	2.1	2.3
OTC	5.3	5.7	5.8	6.2
Credit derivatives	8.0	8.7	7.9	8.5
OTC	2.0	0.9	2.2	1.1
Exchange-traded	0.0	0.0	0.0	0.1
Other products	2.0	0.9	2.2	1.2
OTC-cleared	6.0	5.3	10.3	9.8
OTC	167.6	167.7	207.6	209.7
Exchange-traded	11.8	13.0	11.6	13.3
Total gross derivatives subject to enforceable master netting agreements	185.4	186.0	229.5	232.8
Offsetting (CHF billion)
OTC-cleared	(5.6)	(5.2)	(8.5)	(7.8)
OTC	(150.9)	(157.7)	(188.6)	(199.1)
Exchange-traded	(11.4)	(12.4)	(11.1)	(11.9)
Offsetting	(167.9)	(175.3)	(208.2)	(218.8)
of which counterparty netting	(148.3)	(148.3)	(184.7)	(184.7)
of which cash collateral netting	(19.6)	(27.0)	(23.5)	(34.1)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.4	0.1	1.8	2.0
OTC	16.7	10.0	19.0	10.6
Exchange-traded	0.4	0.6	0.5	1.4
Total net derivatives subject to enforceable master netting agreements	17.5	10.7	21.3	14.0
Total derivatives not subject to enforceable master netting agreements [1]	4.6	6.4	5.6	6.4
Total net derivatives presented in the consolidated balance sheets	22.1	17.1	26.9	20.4
of which recorded in trading assets and trading liabilities	22.1	17.1	26.8	20.4
of which recorded in other assets and other liabilities	0.0	0.0	0.1	0.0
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of March 31, 2017 and December 31, 2016. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	1Q17				4Q16
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	103.5	(25.8)	77.7		99.9	(26.9)	73.0
Securities borrowing transactions	24.6	(4.6)	20.0		24.0	(4.5)	19.5
Total subject to enforceable master netting agreements	128.1	(30.4)	97.7		123.9	(31.4)	92.5
Total not subject to enforceable master netting agreements [1]	40.3	–	40.3		42.2	–	42.2
Total	168.4	(30.4)	138.0	[2]	166.1	(31.4)	134.7	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 94,113 million and CHF 87,331 million of the total net amount as of March 31, 2017 and December 31, 2016, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	1Q17				4Q16
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	51.3	(27.8)	23.5		51.3	(29.0)	22.3
Securities lending transactions	9.9	(2.6)	7.3		8.3	(2.4)	5.9
Obligation to return securities received as collateral, at fair value	37.6	0.0	37.6		31.9	0.0	31.9
Total subject to enforceable master netting agreements	98.8	(30.4)	68.4		91.5	(31.4)	60.1
Total not subject to enforceable master netting agreements [1]	7.3	–	7.3		5.5	–	5.5
Total	106.1	(30.4)	75.7		97.0	(31.4)	65.6
of which securities sold under repurchase agreements and securities lending transactions	68.5	(30.4)	38.1	[2]	64.4	(31.4)	33.0	[2]
of which obligation to return securities received as collateral, at fair value	37.6	0.0	37.6		32.6	0.0	32.6
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 21,150 million and CHF 19,634 million of the total net amount as of March 31, 2017 and December 31, 2016, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	1Q17						4Q16
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	17.5	5.3		0.0		12.2	21.3	6.3		0.0		15.0
Securities purchased under resale agreements	77.7	77.7		0.0		0.0	73.0	73.0		0.0		0.0
Securities borrowing transactions	20.0	19.2		0.0		0.8	19.5	18.6		0.0		0.9
Total financial assets subject to enforceable master netting agreements	115.2	102.2		0.0		13.0	113.8	97.9		0.0		15.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	2.9		0.0		7.8	14.0	3.3		0.0		10.7
Securities sold under repurchase agreements	23.5	23.5		0.0		0.0	22.3	22.3		0.0		0.0
Securities lending transactions	7.3	7.0		0.0		0.3	5.9	5.7		0.0		0.2
Obligation to return securities received as collateral, at fair value	37.6	35.5		0.0		2.1	31.9	30.4		0.0		1.5
Total financial liabilities subject to enforceable master netting agreements	79.1	68.9		0.0		10.2	74.1	61.7		0.0		12.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

22 Tax
The 1Q17 income tax expense of CHF 78 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2017, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.2 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 115 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.
Effective tax rate
in	1Q17	4Q16	1Q16
Effective tax rate (%)	11.6	(18.8)	37.0
Tax expense reconciliation
in	1Q17
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	147
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(25)
Changes in tax law and rates	0
Other non-deductible expenses	168
Changes in deferred tax valuation allowance	76
Lower taxed income	(36)
Change in recognition of outside basis difference	3
Other	(255)
Income tax expense	78
Foreign tax rate differential
1Q17 included a foreign tax benefit of CHF 25 million in respect of earnings in lower tax jurisdictions, such as Singapore, as well as earnings in higher tax jurisdictions, such as the US.
Other non-deductible expenses
1Q17 included the impact of CHF 155 million relating to the non-deductible interest expenses and non-deductible bank levy costs and other non-deductible expenses of CHF 13 million.
Changes in deferred tax valuation allowance
1Q17 included the impact of the increase of valuation allowances of CHF 80 million mainly in respect of four of the Group’s operating entities, two in the UK, one in Asia and one in Switzerland, and a decrease of valuation allowances of CHF 4 million mainly in respect of one of the Group’s operating entities in Switzerland, related to estimated current year earnings.
Lower taxed income
1Q17 included the impacts of CHF 22 million related to non-taxable life insurance income and a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 14 million.
Change in recognition of outside basis difference
1Q17 included a CHF 3 million income tax expense related to a change in the outside basis difference relating to Swiss subsidiary investments.

Other
1Q17 included a tax benefit of CHF 110 million associated with the establishment of Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG in Switzerland and a tax benefit for the reassessment relating to the tax deductibility of previously taken litigation accruals of CHF 85 million, a tax benefit of CHF 32 million relating to the decrease of tax contingency accruals and a tax benefit of CHF 9 million from own-credit revaluation losses. The remaining balance included various smaller items.
Net deferred tax assets
end of	1Q17	4Q16
Net deferred tax assets (CHF million)
Deferred tax assets [1]	7,825	5,828
of which net operating losses	2,543	2,178
of which deductible temporary differences	5,282	3,650
Deferred tax liabilities	(176)	(129)
Net deferred tax assets	7,649	5,699
1
Includes a reclassification from other assets to deferred tax assets in 1Q17 as a result of the early adoption of ASU 2016-16. Refer to "Note 2 - Recently issued accounting standards" for further information.

23 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Capital Opportunity Facility awards, Plus Bond awards, 2008 Partner Asset Facilities awards (PAF) and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q17 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q17	4Q16	1Q16
Deferred compensation expense (CHF million)
Share awards	146	147	195
Performance share awards	98	84	119
Contingent Capital Awards	85	89	19
Contingent Capital share awards	5	14	–
Capital Opportunity Facility awards	4	3	3
Plus Bond awards [1]	0	0	5
2008 Partner Asset Facility awards [2]	7	8	(8)
Other cash awards	95	93	33
Total deferred compensation expense	440	438	366
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	1Q17
Estimated unrecognized compensation expense (CHF million)
Share awards	862
Performance share awards	453
Contingent Capital Awards	268
Contingent Capital share awards	18
Other cash awards	209
Total	1,810

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4
1Q17 activity
In 1Q17, the Group granted share awards, performance share awards and CCA as part of the 2016 deferred variable compensation. Expense recognition for these awards began in 1Q17 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 1Q17, the Group granted 41.7 million share awards at a weighted-average share price of CHF 15.42. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 1Q17, the Group granted 29.4 million performance share awards at a weighted-average share price of CHF 15.42. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 1Q17, the Group awarded CHF 229 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
2008 Partner Asset Facility
In 1Q17, the final settlement of the outstanding PAF awards of CHF 754 million was made.
Share-based award activity
	1Q17
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	73.2	48.4	13.5
Granted	41.7	29.4	0.0
Settled	(1.7)	0.0	0.0
Forfeited	(0.2)	(0.1)	0.0
Balance at end of period	113.0	77.7	13.5
of which vested	37.2	27.1	5.6
of which unvested	75.8	50.6	7.9

24 Pension and other post-retirement benefits
The Group expects to contribute CHF 442 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2017. As of the end of 1Q17, CHF 136 million of contributions have been made.
Components of total benefit costs
in	1Q17	4Q16	1Q16
Total benefit costs (CHF million)
Service costs on benefit obligation	66	76	77
Interest costs on benefit obligation	37	66	70
Expected return on plan assets	(152)	(178)	(178)
Amortization of recognized prior service cost/(credit)	(32)	(29)	(29)
Amortization of recognized actuarial losses	101	102	105
Net periodic benefit costs	20	37	45
Settlement losses/(gains)	(1)	94	2
Curtailment losses/(gains)	(18)	(7)	(7)
Special termination benefits	0	11	1
Total benefit costs	1	135	41

25 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 28 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,758.4	2.0	2.3	0.0	0.0	0.0
Swaps	12,363.5	76.1	70.0	45.3	0.2	0.2
Options bought and sold (OTC)	2,184.2	36.2	33.4	0.0	0.0	0.0
Futures	679.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	466.6	0.1	0.2	0.0	0.0	0.0
Interest rate products	24,452.1	114.4	105.9	45.3	0.2	0.2
Forwards	1,496.8	12.6	13.1	11.3	0.0	0.1
Swaps	732.9	21.9	29.1	0.0	0.0	0.0
Options bought and sold (OTC)	441.7	5.8	6.3	4.8	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.4	0.0	0.1	0.0	0.0	0.0
Foreign exchange products	2,694.7	40.3	48.6	16.1	0.0	0.1
Forwards	0.8	0.0	0.0	0.0	0.0	0.0
Swaps	201.0	4.4	5.8	0.0	0.0	0.0
Options bought and sold (OTC)	230.9	8.2	7.9	0.0	0.0	0.0
Futures	52.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	428.7	12.0	12.9	0.0	0.0	0.0
Equity/index-related products	913.7	24.6	26.6	0.0	0.0	0.0
Credit derivatives [2]	558.4	8.2	9.4	0.0	0.0	0.0
Forwards	7.1	0.1	0.1	0.0	0.0	0.0
Swaps	19.5	2.0	1.3	0.0	0.0	0.0
Options bought and sold (OTC)	19.0	0.2	0.2	0.0	0.0	0.0
Futures	15.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.6	0.0	0.0	0.0	0.0	0.0
Other products [3]	64.4	2.3	1.6	0.0	0.0	0.0
Total derivative instruments	28,683.3	189.8	192.1	61.4	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 28,744.7 billion, CHF 190.0 billion and CHF 192.4 billion, respectively, as of March 31, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,190.0	91.0	85.5	47.5	1.0	1.0
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,666.4	137.6	130.0	47.5	1.0	1.0
Forwards	1,211.6	19.2	20.8	11.0	0.1	0.0
Swaps	819.4	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,469.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.0	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.5	7.7	7.4	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.2	24.0	25.8	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,556.2	234.0	238.2	63.3	1.1	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 28,619.5 billion, CHF 235.1 billion and CHF 239.2 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 21 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.
Fair value hedges
in	1Q17	4Q16	1Q16
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(251)	(1,899)	1,218
Total	(251)	(1,899)	1,218
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	257	2,054	(1,320)
Total	257	2,054	(1,320)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	6	155	(102)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	1Q17		4Q16		1Q16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(7)		(67)		62
Foreign exchange products	(4)		(2)		(5)
Total	(11)		(69)		57
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	0		3	[1]	8	[1]
Foreign exchange products	(4)	[2,3]	(2)	[3]	(9)	[3,4]
Total	(4)		1		(1)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	3		(19)		32
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 1Q17, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 19 million.
Net investment hedges
in	1Q17	4Q16	1Q16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(187)	(156)	(20)
Total	(187)	(156)	(20)
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	1Q17				4Q16
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	8.3	0.1	1.1	9.5	10.5	0.2	1.1	11.8
Collateral posted	7.2	0.1	–	7.3	9.5	0.2	–	9.7
Additional collateral required in a one-notch downgrade event	0.2	0.1	0.0	0.3	0.3	0.2	0.0	0.5
Additional collateral required in a two-notch downgrade event	1.1	0.3	0.5	1.9	1.3	0.4	0.5	2.2
Additional collateral required in a three-notch downgrade event	1.3	0.6	0.7	2.6	1.5	0.7	0.7	2.9
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 7.6 billion and CHF 7.8 billion as of the end of 1Q17 and 4Q16, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	1Q17						4Q16
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(70.1)	63.5		(6.6)	16.5	0.7	(72.4)	67.4		(5.0)	14.3	0.7
Non-investment grade	(29.9)	26.4		(3.5)	16.1	(0.7)	(30.3)	28.1		(2.2)	18.1	(1.0)
Total single-name instruments	(100.0)	89.9		(10.1)	32.6	0.0	(102.7)	95.5		(7.2)	32.4	(0.3)
of which sovereign	(27.1)	23.3		(3.8)	6.0	(0.7)	(27.7)	25.6		(2.1)	6.5	(0.9)
of which non-sovereign	(72.9)	66.6		(6.3)	26.6	0.7	(75.0)	69.9		(5.1)	25.9	0.6
Multi-name instruments (CHF billion)
Investment grade [2]	(118.3)	115.0		(3.3)	38.9	(0.2)	(115.0)	113.9		(1.1)	41.2	0.0
Non-investment grade	(24.3)	22.7	[3]	(1.6)	9.4	0.9	(20.9)	19.5	[3]	(1.4)	9.8	0.3
Total multi-name instruments	(142.6)	137.7		(4.9)	48.3	0.7	(135.9)	133.4		(2.5)	51.0	0.3
of which sovereign	(0.3)	0.3		0.0	0.7	0.1	(0.3)	0.2		(0.1)	0.7	0.1
of which non-sovereign	(142.3)	137.4		(4.9)	47.6	0.6	(135.6)	133.2		(2.4)	50.3	0.2
Total instruments (CHF billion)
Investment grade [2]	(188.4)	178.5		(9.9)	55.4	0.5	(187.4)	181.3		(6.1)	55.5	0.7
Non-investment grade	(54.2)	49.1		(5.1)	25.5	0.2	(51.2)	47.6		(3.6)	27.9	(0.7)
Total instruments	(242.6)	227.6		(15.0)	80.9	0.7	(238.6)	228.9		(9.7)	83.4	0.0
of which sovereign	(27.4)	23.6		(3.8)	6.7	(0.6)	(28.0)	25.8		(2.2)	7.2	(0.8)
of which non-sovereign	(215.2)	204.0		(11.2)	74.2	1.3	(210.6)	203.1		(7.5)	76.2	0.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q17	4Q16
Credit derivatives (CHF billion)
Credit protection sold	242.6	238.6
Credit protection purchased	227.6	228.9
Other protection purchased	80.9	83.4
Other instruments [1]	7.3	7.8
Total credit derivatives	558.4	558.7
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q17 (CHF billion)
Single-name instruments	22.5	69.0	8.5	100.0
Multi-name instruments	36.9	72.6	33.1	142.6
Total instruments	59.4	141.6	41.6	242.6
4Q16 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6
26 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q17 (CHF million)
Credit guarantees and similar instruments	2,097	1,075	3,172	2,954		12	1,972
Performance guarantees and similar instruments	5,132	1,705	6,837	5,851		58	2,988
Derivatives [2]	16,943	8,150	25,093	25,093		608	–	[3]
Other guarantees	3,726	1,595	5,321	5,317		46	3,447
Total guarantees	27,898	12,525	40,423	39,215		724	8,407
4Q16 (CHF million)
Credit guarantees and similar instruments	1,962	1,171	3,133	2,913		13	2,043
Performance guarantees and similar instruments	5,109	2,005	7,114	6,124		76	3,090
Derivatives [2]	15,864	7,943	23,807	23,807		684	–	[3]
Other guarantees	3,460	2,000	5,460	5,456		44	3,668
Total guarantees	26,395	13,119	39,514	38,300		817	8,801
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first three months of 2017, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not significant. The balance of outstanding repurchase claims as of the end of 1Q17 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 30 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a description of these commitments.
Other commitments
end of	1Q17						4Q16
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,803	8	4,811	4,757		3,175	4,356	0	4,356	4,281		2,748
Irrevocable loan commitments [2]	30,610	85,197	115,807	111,844		45,565	30,382	86,593	116,975	113,016		46,068
Forward reverse repurchase agreements	217	0	217	217		217	84	0	84	84		84
Other commitments	1,026	233	1,259	1,259		80	487	150	637	637		0
Total other commitments	36,656	85,438	122,094	118,077		49,037	35,309	86,743	122,052	118,018		48,900
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 102,858 million and CHF 95,743 million of unused credit limits as of the end of 1Q17 and 4Q16, respectively, which were revocable at the Group's sole discretion upon notice to the client.

27 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed CLOs, CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q17 and 1Q16 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	1Q17	1Q16
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	18	(2)
Proceeds from transfer of assets	1,256	2,427
Cash received on interests that continue to be held	10	19
RMBS
Net gain/(loss) [1]	5	(1)
Proceeds from transfer of assets	2,602	2,718
Servicing fees	1	1
Cash received on interests that continue to be held	66	99
Other asset-backed financings
Net gain [1]	11	8
Proceeds from transfer of assets	990	554
Fees [2]	28	29
Cash received on interests that continue to be held	0	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q17 and 4Q16, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q17	4Q16
CHF million
CMBS
Principal amount outstanding	25,565	28,779
Total assets of SPE	37,387	40,234
RMBS
Principal amount outstanding	37,275	38,319
Total assets of SPE	38,546	39,680
Other asset-backed financings
Principal amount outstanding	16,194	19,777
Total assets of SPE	32,720	36,049
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 28 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	1Q17							1Q16
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			49				169			29				720
of which level 2			49				167			29				670
of which level 3			0				3			0				50
Weighted-average life, in years			7.6				6.8			11.1				6.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	15.7			–	[2]	8.1	–	22.3
Cash flow discount rate (rate per annum), in % [3]	2.5	–	3.3		2.3	–	7.5	2.9	–	4.9		1.4	–	7.1
Expected credit losses (rate per annum), in %	0.9	–	0.9		1.0	–	3.0	0.0	–	0.0		0.0	–	0.0
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q17 and 4Q16.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	1Q17											4Q16
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			247				1,368			417				258				1,851			443
of which non-investment grade			53				398			34				70				523			32
Weighted-average life, in years			6.3				7.6			5.4				7.2				8.1			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		0.7	–	21.6			–				–		2.0	–	26.9			–
Impact on fair value from 10% adverse change			–				(26.7)			–				–				(28.7)			–
Impact on fair value from 20% adverse change			–				(51.8)			–				–				(55.9)			–
Cash flow discount rate (rate per annum), in % [4]	2.0	–	45.7		1.9	–	35.2	0.5	–	21.2		2.3	–	28.8		1.7	–	47.2	0.8	–	21.2
Impact on fair value from 10% adverse change			(4.6)				(35.0)			(7.7)				(6.0)				(48.1)			(8.3)
Impact on fair value from 20% adverse change			(9.1)				(67.8)			(15.2)				(11.7)				(93.5)			(16.4)
Expected credit losses (rate per annum), in %	0.8	–	44.7		0.4	–	33.0	0.6	–	21.2		0.7	–	28.0		0.9	–	44.9	0.9	–	21.2
Impact on fair value from 10% adverse change			(2.5)				(20.6)			(4.7)				(3.5)				(27.3)			(5.1)
Impact on fair value from 20% adverse change			(4.9)				(40.2)			(9.3)				(6.9)				(53.3)			(10.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q17 and 4Q16.
> Refer to “Note 29 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q17	4Q16
CHF million
Other asset-backed financings
Trading assets	378	240
Other assets	17	12
Liability to SPE, included in Other liabilities	(395)	(252)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 1Q17 and 4Q16, the Group had agreements in the form of longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 1Q17 and 4Q16, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 1Q17 and 4Q16.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
1Q17 (CHF million)
Sales with longevity swaps	271	333	359	534		–
Total transactions outstanding	271	333	359	534	[2]	0
4Q16 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[3]	0
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of the end of 1Q17, gross derivative assets of CHF 534 million were included in other products, as disclosed in Note 25 – Derivatives and hedging activities.
3 As of the end of 4Q16, gross derivative assets of CHF 556 million were included in other products, as disclosed in Note 25 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q17 and 4Q16.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q17	4Q16
CHF billion
Government debt securities	28.6	29.4
Corporate debt securities	16.3	13.9
Asset-backed securities	9.6	10.3
Equity securities	2.1	1.1
Other	0.3	0.3
Securities sold under repurchase agreements	56.9	55.0
Government debt securities	4.4	2.5
Corporate debt securities	0.4	0.5
Equity securities	6.5	6.0
Other	0.4	0.4
Securities lending transactions	11.7	9.4
Government debt securities	2.0	0.7
Corporate debt securities	0.8	0.4
Equity securities	34.8	31.5
Obligation to return securities received as collateral, at fair value	37.6	32.6
Total	106.2	97.0
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q17 (CHF billion)
Securities sold under repurchase agreements	9.6		27.9		7.1	12.3	56.9
Securities lending transactions	5.9		2.8		0.0	3.0	11.7
Obligation to return securities received as collateral, at fair value	37.1		0.0		0.1	0.4	37.6
Total	52.6		30.7		7.2	15.7	106.2
4Q16 (CHF billion)
Securities sold under repurchase agreements	6.8		31.9		8.4	7.9	55.0
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		34.7		8.4	8.2	97.0
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 21 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDO/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 127 days as of the end of 1Q17. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in a reverse repurchase agreement, credit card receivables, car loans and student loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q17 and 4Q16.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q17 (CHF million)
Cash and due from banks	64	0	92	51	70	13	290
Trading assets	24	0	62	186	908	1,434	2,614
Investment securities	0	0	652	0	0	0	652
Other investments	0	0	0	426	1,360	321	2,107
Net loans	0	0	0	0	7	248	255
Premises and equipment	0	0	0	0	193	0	193
Other assets	123	4	1,386	24	105	1,530	3,172
of which loans held-for-sale	122	0	349	0	7	0	478
Total assets of consolidated VIEs	211	4	2,192	687	2,643	3,546	9,283
Trading liabilities	0	0	0	0	4	0	4
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	116	0	1,716	8	54	0	1,894
Other liabilities	0	0	0	3	121	112	236
Total liabilities of consolidated VIEs	116	0	1,716	12	179	112	2,135
4Q16 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	199	0	199
Other assets	0	1	1,483	48	51	1,034	2,617
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,709	3,135	8,730
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	104	244
Total liabilities of consolidated VIEs	54	0	1,640	23	199	106	2,022

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
1Q17 (CHF million)
Trading assets	421	3,363	489	508	367	5,148
Net loans	199	669	2,378	6,241	717	10,204
Other assets	4	13	14	6	485	522
Total variable interest assets	624	4,045	2,881	6,755	1,569	15,874
Maximum exposure to loss	624	6,610	2,881	10,753	2,367	23,235
Non-consolidated VIE assets	9,713	66,708	66,214	33,261	32,977	208,873
4Q16 (CHF million)
Trading assets	440	3,881	1,526	528	191	6,566
Net loans	4	105	2,007	4,634	608	7,358
Other assets	5	14	20	4	520	563
Total variable interest assets	449	4,000	3,553	5,166	1,319	14,487
Maximum exposure to loss	449	7,171	3,553	9,215	1,821	22,209
Non-consolidated VIE assets	9,774	65,820	68,546	32,651	37,087	213,878
28 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	105	0	–		–		105
Interest-bearing deposits with banks	0	60	0	–		–		60
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	93,993	120	–		–		94,113
Debt	561	1,764	17	–		–		2,342
of which corporates	0	1,588	17	–		–		1,605
Equity	35,204	59	17	–		–		35,280
Securities received as collateral	35,765	1,823	34	–		–		37,622
Debt	28,991	35,593	2,556	–		–		67,140
of which foreign governments	28,607	3,118	373	–		–		32,098
of which corporates	239	13,449	1,284	–		–		14,972
of which RMBS	0	15,698	402	–		–		16,100
of which CMBS	0	2,108	30	–		–		2,138
of which CDO	0	1,215	301	–		–		1,516
Equity	58,695	4,119	149	–		1,113		64,076
Derivatives	4,522	181,532	3,718	(167,696)		–		22,076
of which interest rate products	1,957	111,774	697	–		–		–
of which foreign exchange products	186	39,765	332	–		–		–
of which equity/index-related products	2,379	21,241	876	–		–		–
of which credit derivatives	0	7,621	570	–		–		–
Other	2,221	910	3,369	–		–		6,500
Trading assets	94,429	222,154	9,792	(167,696)		1,113		159,792
Debt	290	2,150	96	–		–		2,536
of which foreign governments	101	1,230	0	–		–		1,331
of which corporates	0	296	0	–		–		296
of which RMBS	0	556	93	–		–		649
of which CMBS	0	0	3	–		–		3
Equity	3	86	0	–		–		89
Investment securities	293	2,236	96	–		–		2,625
Private equity	0	0	8	–		535		543
of which equity funds	0	0	0	–		274		274
Hedge funds	0	0	0	–		479		479
of which debt funds	0	0	0	–		256		256
Other equity investments	24	24	277	–		1,520		1,845
of which private	16	24	277	–		1,519		1,836
Life finance instruments	0	1	1,495	–		–		1,496
Other investments	24	25	1,780	–		2,534		4,363
Loans	0	12,634	5,978	–		–		18,612
of which commercial and industrial loans	0	5,427	3,261	–		–		8,688
of which financial institutions	0	4,496	1,835	–		–		6,331
Other intangible assets (mortgage servicing rights)	0	0	130	–		–		130
Other assets	241	7,143	1,659	(183)		–		8,860
of which loans held-for-sale	0	4,499	1,369	–		–		5,868
Total assets at fair value	130,752	340,173	19,589	(167,879)		3,647		326,282
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	503	0	–		–		503
Customer deposits	0	3,446	432	–		–		3,878
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	21,150	0	–		–		21,150
Debt	561	1,764	17	–		–		2,342
of which corporates	0	1,588	17	–		–		1,605
Equity	35,204	59	17	–		–		35,280
Obligation to return securities received as collateral	35,765	1,823	34	–		–		37,622
Debt	8,516	4,826	19	–		–		13,361
of which foreign governments	8,494	631	0	–		–		9,125
of which corporates	0	3,936	18	–		–		3,954
Equity	16,969	152	43	–		7		17,171
Derivatives	4,477	184,758	2,911	(175,016)		–		17,130
of which interest rate products	2,152	103,401	329	–		–		–
of which foreign exchange products	177	48,298	109	–		–		–
of which equity/index-related products	2,146	23,421	1,078	–		–		–
of which credit derivatives	0	8,692	756	–		–		–
Trading liabilities	29,962	189,736	2,973	(175,016)		7		47,662
Short-term borrowings	0	4,956	614	–		–		5,570
Long-term debt	0	63,242	13,108	–		–		76,350
of which treasury debt over two years	0	3,178	0	–		–		3,178
of which structured notes over one year and up to two years	0	8,029	178	–		–		8,207
of which structured notes over two years	0	40,503	12,240	–		–		52,743
of which other debt instruments over two years	0	2,577	611	–		–		3,188
of which other subordinated bonds	0	5,549	1	–		–		5,550
of which non-recourse liabilities	0	1,820	73	–		–		1,893
Other liabilities	0	7,788	1,770	(217)		–		9,341
of which failed sales	0	964	286	–		–		1,250
Total liabilities at fair value	65,727	292,644	18,931	(175,233)		7		202,076
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	200	0	–		–		200
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,193	3,977	–		–		65,668
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,326	1,674	–		–		14,180
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,490	3,795	240	–		1,346		63,871
Derivatives	5,631	224,142	4,305	(207,296)		–		26,782
of which interest rate products	3,074	133,834	748	–		–		–
of which foreign exchange products	18	61,448	355	–		–		–
of which equity/index-related products	2,538	20,519	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,267	2,319	4,243	–		–		8,829
Trading assets	95,886	262,449	12,765	(207,296)		1,346		165,150
Debt	294	2,034	72	–		–		2,400
of which foreign governments	103	1,240	0	–		–		1,343
of which corporates	0	287	0	–		–		287
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	3	86	0	–		–		89
Investment securities	297	2,120	72	–		–		2,489
Private equity	0	0	8	–		574		582
of which equity funds	0	0	0	–		240		240
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		984		1,380
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,104		4,096
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,359	1,679	(915)		–		9,383
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,790	374,486	23,390	(208,211)		3,450		320,905
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	437	0	–		–		437
Customer deposits	0	3,166	410	–		–		3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,365	191	41	–		1		16,598
Derivatives	5,407	229,051	3,673	(217,762)		–		20,369
of which interest rate products	2,946	126,422	538	–		–		–
of which foreign exchange products	18	71,006	150	–		–		–
of which equity/index-related products	2,442	22,219	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,148	232,806	3,737	(217,762)		1		44,930
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	59,453	13,415	–		–		72,868
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	5,482	1	–		–		5,483
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,823	1,684	(1,014)		–		9,493
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,473	329,033	19,832	(218,776)		1		187,563
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 1Q17, transfers to level 1 out of level 2 were primarily from trading assets. The transfers from trading assets were mainly in equity securities as prices became observable.
In 1Q17, transfers out of level 1 to level 2 were primarily from securities received as collateral, obligations to return securities received as collateral and trading liabilities, mainly in equity securities, for which suitable closing prices were unobtainable as of the end of 1Q17.
Transfers between level 1 and level 2
in	1Q17		1Q16
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	138	0	0
Debt	1	22	0	11
Equity	605	66	210	248
Derivatives	125	0	92	0
Trading assets	731	88	302	259
Liabilities (CHF million)
Obligations to return securities received as collateral	0	138	0	0
Debt	0	27	0	3
Equity	3	79	7	24
Derivatives	109	22	166	3
Trading liabilities	112	128	173	30

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
1Q17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	0	(1)	0	0	0	0	0		0	0		0	0		0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(76)	0		0	0		0	0		0	(4)	120
Securities received as collateral	70	0	0	31	(66)	0	0	0		0	0		0	0		0	(1)	34
Debt	3,977	166	(401)	750	(1,774)	0	0	(1)		(85)	0		3	0		0	(79)	2,556
of which corporates	1,674	73	(184)	518	(700)	0	0	(2)		(55)	0		3	0		0	(43)	1,284
of which RMBS	605	85	(69)	20	(197)	0	0	5		(35)	0		0	0		0	(12)	402
of which CMBS	65	0	(15)	0	(11)	0	0	(3)		(4)	0		0	0		0	(2)	30
of which CDO	1,165	6	(115)	106	(839)	0	0	0		(2)	0		0	0		0	(20)	301
Equity	240	6	(2)	19	(92)	0	0	1		(19)	0		0	0		0	(4)	149
Derivatives	4,305	164	(549)	0	0	312	(524)	12		63	0		0	0		0	(65)	3,718
of which interest rate products	748	1	(2)	0	0	62	(70)	1		(49)	0		0	0		0	6	697
of which equity/index-related products	914	68	(38)	0	0	128	(221)	6		36	0		0	0		0	(17)	876
of which credit derivatives	688	96	(99)	0	0	31	(112)	4		(23)	0		0	0		0	(15)	570
Other	4,243	12	(36)	4,909	(5,617)	0	(213)	2		157	0		0	0		0	(88)	3,369
Trading assets	12,765	348	(988)	5,678	(7,483)	312	(737)	14		116	0		3	0		0	(236)	9,792
Investment securities	72	0	(17)	56	(14)	0	(34)	(1)		36	0		0	0		0	(2)	96
Equity	318	0	0	56	(81)	0	0	0		(8)	0		3	0		0	(3)	285
Life finance instruments	1,588	0	0	45	(105)	0	0	0		1	0		0	0		0	(34)	1,495
Other investments	1,906	0	0	101	(186)	0	0	0		(7)	0		3	0		0	(37)	1,780
Loans	6,585	199	(159)	2	(243)	538	(908)	(3)		96	0		0	0		0	(129)	5,978
of which commercial and industrial loans	3,816	117	(93)	2	(124)	204	(638)	(3)		51	0		0	0		0	(71)	3,261
of which financial institutions	1,829	82	0	0	(116)	332	(265)	0		12	0		0	0		0	(39)	1,835
Other intangible assets (mortgage servicing rights)	138	0	0	0	0	0	0	0		0	0		(5)	0		0	(3)	130
Other assets	1,679	17	(17)	147	(274)	201	(50)	4		(31)	0		1	0		0	(18)	1,659
of which loans held-for-sale [2]	1,316	13	(17)	133	(242)	201	(50)	3		19	0		1	0		0	(8)	1,369
Total assets at fair value	23,390	564	(1,182)	6,015	(8,266)	1,077	(1,805)	14		210	0		2	0		0	(430)	19,589
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	0	0	0		(5)	0		0	0		4	23	432
Obligation to return securities received as collateral	70	0	0	31	(66)	0	0	0		0	0		0	0		0	(1)	34
Trading liabilities	3,737	123	(615)	57	(63)	248	(525)	0		84	0		1	0		0	(74)	2,973
of which interest rate derivatives	538	1	(4)	0	0	2	(165)	(2)		(32)	0		0	0		0	(9)	329
of which foreign exchange derivatives	150	10	0	0	0	0	(2)	0		(46)	0		0	0		0	(3)	109
of which equity/index-related derivatives	1,181	7	(56)	0	0	107	(152)	(7)		20	0		0	0		0	(22)	1,078
of which credit derivatives	851	101	(146)	0	0	76	(108)	9		(9)	0		0	0		0	(18)	756
Short-term borrowings	516	34	(3)	0	0	195	(128)	0		5	0		5	0		0	(10)	614
Long-term debt	13,415	439	(1,042)	0	0	907	(849)	39		417	0		0	4		80	(302)	13,108
of which structured notes over two years	12,434	346	(1,007)	0	0	816	(612)	38		424	0		0	4		80	(283)	12,240
Other liabilities	1,684	52	(13)	96	(53)	2	(38)	(7)		(21)	0		100	0		0	(32)	1,770
of which failed sales	219	12	0	93	(35)	0	0	0		4	0		0	0		0	(7)	286
Total liabilities at fair value	19,832	648	(1,673)	184	(182)	1,352	(1,540)	32		480	0		106	4		84	(396)	18,931
Net assets/(liabilities) at fair value	3,558	(84)	491	5,831	(8,084)	(275)	(265)	(18)		(270)	0		(104)	(4)		(84)	(34)	658
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (26) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
1Q16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	0	0	0		0	0		0	0		0	(5)	153
Securities received as collateral	0	0	0	18	0	0	0	0		0	0		0	0		0	(1)	17
Debt	4,563	405	(353)	1,609	(1,685)	0	0	(5)		15	0		(1)	0		0	(122)	4,426
of which corporates	1,745	255	(56)	918	(789)	0	0	(2)		59	0		0	0		0	(63)	2,067
of which RMBS	814	88	(239)	266	(377)	0	0	(6)		(43)	0		0	0		0	(20)	483
of which CMBS	215	9	(5)	36	(100)	0	0	0		(6)	0		0	0		0	(4)	145
of which CDO	1,298	47	(8)	388	(208)	0	0	0		(7)	0		(1)	0		0	(48)	1,461
Equity	871	60	(41)	108	(210)	0	0	(20)		52	0		0	0		0	(25)	795
Derivatives	4,831	289	(242)	0	0	575	(1,135)	47		417	0		0	0		0	(123)	4,659
of which interest rate products	791	2	(30)	0	0	40	(27)	12		121	0		0	0		0	(26)	883
of which equity/index-related products	936	237	(70)	0	0	192	(182)	7		150	0		0	0		0	(20)	1,250
of which credit derivatives	1,568	51	(132)	0	0	242	(764)	29		54	0		0	0		0	(35)	1,013
Other	4,266	319	(284)	786	(441)	0	(97)	(11)		128	0		0	0		0	(148)	4,518
Trading assets	14,531	1,073	(920)	2,503	(2,336)	575	(1,232)	11		612	0		(1)	0		0	(418)	14,398
Investment securities	148	0	(15)	74	(7)	0	(77)	(6)		60	0		0	0		0	(6)	171
Equity	366	7	(1)	10	(5)	0	0	0		(3)	0		(4)	0		0	(1)	369
Life finance instruments	1,669	0	0	49	(94)	0	0	0		87	0		0	0		0	(55)	1,656
Other investments	2,035	7	(1)	59	(99)	0	0	0		84	0		(4)	0		0	(56)	2,025
Loans	8,950	207	(189)	23	(81)	631	(518)	0		(7)	0		0	0		0	(242)	8,774
of which commercial and industrial loans	5,735	144	(109)	0	(58)	357	(351)	0		45	0		0	0		0	(136)	5,627
of which financial institutions	1,729	63	(81)	0	0	25	(135)	0		(57)	0		0	0		0	(47)	1,497
Other intangible assets (mortgage servicing rights)	112	0	0	0	0	0	0	0		0	0		(2)	0		0	(4)	106
Other assets	7,087	103	(733)	460	(3,930)	396	(138)	(94)		(46)	0		(1)	0		0	(37)	3,067
of which loans held-for-sale	6,768	97	(733)	437	(3,918)	396	(138)	(94)		(21)	0		(1)	0		0	(30)	2,763
Total assets at fair value	33,021	1,390	(1,858)	3,137	(6,453)	1,602	(1,965)	(89)		703	0		(8)	0		0	(769)	28,711
Liabilities (CHF million)
Customer deposits	254	0	0	0	0	18	0	0		10	0		0	0		0	(2)	280
Obligation to return securities received as collateral	0	0	0	18	0	0	0	0		0	0		0	0		0	(1)	17
Trading liabilities	4,615	140	(288)	10	(10)	300	(1,141)	59		400	0		(5)	0		0	(118)	3,962
of which interest rate derivatives	578	3	(21)	0	0	81	(36)	13		56	0		0	0		0	(21)	653
of which foreign exchange derivatives	329	0	(1)	0	0	5	(12)	1		95	0		0	0		0	(12)	405
of which equity/index-related derivatives	1,347	82	(142)	0	0	71	(109)	28		(32)	0		0	0		0	(31)	1,214
of which credit derivatives	1,757	53	(119)	0	0	78	(907)	17		251	0		0	0		0	(36)	1,094
Short-term borrowings	72	10	0	0	0	47	(39)	0		(2)	0		0	0		0	(3)	85
Long-term debt	14,123	956	(430)	0	0	804	(3,562)	11		257	0		1	0		(172)	(377)	11,611
of which structured notes over two years	9,924	659	(425)	0	0	729	(226)	11		146	0		0	0		(172)	(360)	10,286
of which non-recourse liabilities	3,197	0	0	0	0	19	(3,227)	0		26	0		0	0		0	15	30
Other liabilities	2,491	99	(45)	11	(26)	1	(45)	(35)		(28)	(1)		(117)	0		0	(65)	2,240
of which failed sales	454	26	(14)	8	(3)	0	0	0		16	0		0	0		0	(17)	470
Total liabilities at fair value	21,555	1,205	(763)	39	(36)	1,170	(4,787)	35		637	(1)		(121)	0		(172)	(566)	18,195
Net assets/(liabilities) at fair value	11,466	185	(1,095)	3,098	(6,417)	432	2,822	(124)		66	1		113	0		172	(203)	10,516
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	1Q17				1Q16
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(288)	(104)	(392)	[1]	(58)	114	56	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(487)	(3)	(490)		95	(8)	87
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q17 were CHF 564 million, primarily from trading assets and loans. The transfers were primarily in the credit and fixed income businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q17 were CHF 1,182 million, primarily in trading assets. The transfers out of level 3 trading assets were primarily in the Strategic Resolution Unit and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation and contingent probability.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs) as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as CFEs, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, price, volatility, volatility skew or funding spread, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk, recovery rate or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 1Q17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	120	Discounted cash flow	Funding spread, in bp	274	450	344
Securities received as collateral	34	–	–	–	–	–
Debt	2,556
of which corporates	1,284
of which	404	Option model	Correlation, in %	(85)	99	48
of which	544	Market comparable	Price, in %	0	116	75
of which	178	Discounted cash flow	Credit spread, in bp	50	990	289
of which RMBS	402	Discounted cash flow	Discount rate, in %	0	43	11
			Prepayment rate, in %	1	23	10
			Default rate, in %	0	18	3
			Loss severity, in %	0	100	48
of which CMBS	30	Discounted cash flow	Capitalization rate, in %	8	11	11
			Discount rate, in %	2	5	3
			Prepayment rate, in %	1	15	11
of which CDO	301	Discounted cash flow	Discount rate, in %	5	26	9
			Prepayment rate, in %	0	20	13
			Credit spread, in bp	273	292	286
			Default rate, in %	0	4	3
			Loss severity, in %	3	100	57
Equity	149	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	68
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,718
of which interest rate products	697	Option model	Correlation, in %		18	100	67
			Prepayment rate, in %		4	36	18
			Volatility skew, in %		(6)	0	(2)
of which equity/index-related products	876	Option model	Correlation, in %		(85)	99	32
			Volatility, in %		2	184	34
			Buyback probability, in %	[2]	50	100	70
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	570	Discounted cash flow	Credit spread, in bp		0	2,918	103
			Recovery rate, in %		0	53	15
			Discount rate, in %		4	45	20
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	66
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	11	5
Other	3,369
of which	2,158	Market comparable	Price, in %		0	132	30
of which	853	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	9,792
Investment securities	96	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	277	–	–		–	–	–
Life finance instruments	1,495	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,780
Loans	5,978
of which commercial and industrial loans	3,261
of which	2,394	Discounted cash flow	Credit spread, in bp		5	5,400	423
of which	718	Market comparable	Price, in %		0	100	52
of which financial institutions	1,835
of which	1,763	Discounted cash flow	Credit spread, in bp		53	1,407	396
of which	12	Market comparable	Price, in %		0	102	92
Other intangible assets (mortgage servicing rights)	130	–	–		–	–	–
Other assets	1,659
of which loans held-for-sale	1,369
of which	784	Discounted cash flow	Credit spread, in bp		117	999	321
			Recovery rate, in %		3	100	76
of which	269	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	19,589
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	1	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	Discounted cash flow	Funding spread, in bp	10	450	259
Securities received as collateral	70	–	–	–	–	–
Debt	3,977
of which corporates	1,674
of which	448	Option model	Correlation, in %	(85)	98	23
of which	817	Market comparable	Price, in %	0	117	86
of which	101	Discounted cash flow	Credit spread, in bp	3	1,004	308
of which RMBS	605
of which	445	Discounted cash flow	Discount rate, in %	0	47	8
			Prepayment rate, in %	2	30	12
			Default rate, in %	0	10	3
			Loss severity, in %	0	100	43
of which	120	Market comparable	Price, in %	21	30	26
of which CMBS	65	Discounted cash flow	Capitalization rate, in %	8	9	9
			Discount rate, in %	2	27	10
			Prepayment rate, in %	0	15	9
of which CDO	1,165
of which	195	Discounted cash flow	Discount rate, in %	7	27	15
			Prepayment rate, in %	0	30	10
			Credit spread, in bp	328	328	328
			Default rate, in %	0	5	2
			Loss severity, in %	3	100	45
of which	851	Market comparable	Price, in %	208	208	208
Equity	240	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	70
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,305
of which interest rate products	748	Option model	Correlation, in %		20	100	65
			Prepayment rate, in %		1	32	16
			Volatility skew, in %		(7)	1	(2)
of which equity/index-related products	914	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	180	32
			Buyback probability, in %	[2]	50	100	62
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	688	Discounted cash flow	Credit spread, in bp		0	1,635	396
			Recovery rate, in %		0	45	10
			Discount rate, in %		1	45	21
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	69
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	13	5
Other	4,243
of which	3,005	Market comparable	Price, in %		0	116	39
of which	882	Discounted cash flow	Market implied life expectancy, in years		3	19	8
Trading assets	12,765
Investment securities	72	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	310	–	–		–	–	–
Life finance instruments	1,588	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,906
Loans	6,585
of which commercial and industrial loans	3,816
of which	2,959	Discounted cash flow	Credit spread, in bp		5	5,400	544
of which	852	Market comparable	Price, in %		0	100	51
of which financial institutions	1,829
of which	1,588	Discounted cash flow	Credit spread, in bp		67	952	342
of which	149	Market comparable	Price, in %		0	550	483
Other intangible assets (mortgage servicing rights)	138	–	–		–	–	–
Other assets	1,679
of which loans held-for-sale	1,316
of which	760	Discounted cash flow	Credit spread, in bp		117	1,082	334
			Recovery rate, in %		6	100	74
of which	356	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	23,390
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 1Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	432	–	–		–	–	–
Obligation to return securities received as collateral	34	–	–		–	–	–
Trading liabilities	2,973
of which interest rate derivatives	329	Option model	Basis spread, in bp		(10)	90	42
			Correlation, in %		18	100	57
			Prepayment rate, in %		4	36	10
of which foreign exchange derivatives	109
of which	64	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		26	36	31
of which	28	Discounted cash flow	Contingent probability, in %		64	95	77
of which equity/index-related derivatives	1,078	Option model	Correlation, in %		(85)	99	68
			Volatility, in %		2	184	27
			Buyback probability, in %	[2]	50	100	70
of which credit derivatives	756	Discounted cash flow	Credit spread, in bp		0	1,780	115
			Discount rate, in %		1	45	20
			Default rate, in %		0	33	5
			Recovery rate, in %		10	60	34
			Loss severity, in %		15	100	66
			Correlation, in %		65	86	69
			Prepayment rate, in %		0	11	5
Short-term borrowings	614	–	–		–	–	–
Long-term debt	13,108
of which structured notes over two years	12,240
of which	10,856	Option model	Correlation, in %		(85)	99	39
			Volatility, in %		0	184	20
			Buyback probability, in %	[2]	50	100	70
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	5	(6)
of which	834	Discounted cash flow	Credit spread, in bp		1	548	100
Other liabilities	1,770
of which failed sales	286
of which	210	Market comparable	Price, in %		0	100	72
of which	40	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	18,931
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	410	–	–		–	–	–
Obligation to return securities received as collateral	70	–	–		–	–	–
Trading liabilities	3,737
of which interest rate derivatives	538	Option model	Basis spread, in bp		(2)	66	33
			Correlation, in %		20	100	57
			Prepayment rate, in %		1	32	9
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		237	237	237
of which foreign exchange derivatives	150
of which	65	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		22	32	27
of which	69	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,181	Option model	Correlation, in %		(85)	98	23
			Volatility, in %		2	180	28
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	851	Discounted cash flow	Credit spread, in bp		0	1,635	163
			Discount rate, in %		2	45	21
			Default rate, in %		0	33	5
			Recovery rate, in %		20	60	35
			Loss severity, in %		15	100	70
			Correlation, in %		43	85	63
			Prepayment rate, in %		0	13	5
Short-term borrowings	516	–	–		–	–	–
Long-term debt	13,415
of which structured notes over two years	12,434
of which	12,008	Option model	Correlation, in %		(85)	99	23
			Volatility, in %		0	180	23
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	286	Discounted cash flow	Credit spread, in bp		1	452	89
Other liabilities	1,684
of which failed sales	219
of which	163	Market comparable	Price, in %		0	100	68
of which	39	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	19,832
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.

EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	1Q17							4Q16
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		0		0		0	0
Equity funds	60		1,053	[1]	1,113	0		65		1,281	[2]	1,346	0
Equity funds sold short	0		(7)		(7)	0		0		(1)		(1)	0
Total funds held in trading assets and liabilities	60		1,046		1,106	0		65		1,280		1,345	0
Debt funds	209		47		256	0		215		77		292	0
Equity funds	1		38		39	0		2		51		53	0
Others	0		184		184	0		0		201		201	0
Hedge funds	210		269	[3]	479	0		217		329	[4]	546	0
Debt funds	1		0		1	16		5		0		5	20
Equity funds	274		0		274	51		240		0		240	42
Real estate funds	203		0		203	51		212		0		212	50
Others	57		0		57	35		117		0		117	58
Private equities	535		0		535	153		574		0		574	170
Equity method investments	344		1,176		1,520	33		347		637		984	218
Total funds held in other investments	1,089		1,445		2,534	186		1,138		966		2,104	388
Total fair value	1,149	[5]	2,491	[6]	3,640	186	[7]	1,203	[5]	2,246	[6]	3,449	388	[7]
1
64% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 18% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 16% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

2
58% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
61% of the redeemable fair value amount of hedge funds is redeemable on a monthly basis with a notice period primarily of less than 30 days, 34% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 5% is redeemable on demand with a notice period primarily of less than 30 days.

4
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 26% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on an annual basis with a notice period primarily of more than 45 days.

5 Includes CHF 232 million and CHF 334 million attributable to noncontrolling interests in 1Q17 and 4Q16, respectively.
6 Includes CHF 216 million and CHF 231 million attributable to noncontrolling interests in 1Q17 and 4Q16, respectively.
7 Includes CHF 74 million and CHF 88 million attributable to noncontrolling interests in 1Q17 and 4Q16, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	1Q17	4Q16
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	1Q17			4Q16
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,353	4,399	(3,046)	1,276	4,495	(3,219)
Financial instruments (CHF million)
Interest-bearing deposits with banks	60	60	0	26	25	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	94,113	94,009	104	87,331	87,208	123
Loans	18,612	18,966	(354)	19,528	20,144	(616)
Other assets [1]	8,048	10,941	(2,893)	8,369	11,296	(2,927)
Due to banks and customer deposits	(1,144)	(1,104)	(40)	(1,120)	(1,059)	(61)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(21,150)	(21,159)	9	(19,634)	(19,638)	4
Short-term borrowings	(5,570)	(5,563)	(7)	(4,061)	(4,017)	(44)
Long-term debt	(76,350)	(78,885)	2,535	(72,868)	(76,123)	3,255
Other liabilities	(1,251)	(2,823)	1,572	(727)	(2,331)	1,604
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	1Q17		1Q16
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	4	[1]	0
of which related to credit risk	(1)		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	478	[1]	389	[1]
Other investments	49	[2]	146	[2]
of which related to credit risk	2		(5)
Loans	515	[1]	582	[2]
of which related to credit risk	102		(60)
Other assets	118	[1]	(118)	[2]
of which related to credit risk	55		(101)
Due to banks and customer deposits	(14)	[2]	(40)	[2]
of which related to credit risk	2		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20)	[1]	(69)	[2]
Short-term borrowings	(116)	[2]	252	[2]
Long-term debt	(2,045)	[2]	(120)	[1]
Other liabilities	113	[2]	121	[2]
of which related to credit risk	80		77
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	1Q17	Cumulatively	1Q16		1Q17	1Q16
Financial instruments (CHF million)
Deposits	(4)	(40)	0		0	0
Short-term borrowings	0	(1)	0		0	0
Long-term debt	(522)	(1,168)	1,392		0	0
of which treasury debt over two years	(274)	(247)	571		0	0
of which structured notes over two years	(225)	(888)	818		0	0
Total	(526)	(1,209)	1,392		0	0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheets. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q17 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	43,864	0	43,864	0	43,864
Loans	253,906	0	259,672	2,399	262,071
Other financial assets [1]	160,824	101,909	57,807	1,399	161,115
Financial liabilities
Due to banks and deposits	368,530	206,698	161,824	0	368,522
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	16,964	0	16,964	0	16,964
Short-term borrowings	8,214	0	8,216	0	8,216
Long-term debt	110,971	0	112,908	514	113,422
Other financial liabilities [2]	58,435	0	58,335	99	58,434
4Q16 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	47,508	0	47,508	0	47,508
Loans	252,535	0	256,020	4,602	260,622
Other financial assets [1]	171,514	121,075	49,353	1,436	171,864
Financial liabilities
Due to banks and deposits	374,620	199,721	174,877	0	374,598
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	13,382	0	13,382	0	13,382
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,448	0	122,220	521	122,741
Other financial liabilities [2]	62,291	1,595	60,573	125	62,293
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

29 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q17	4Q16
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	124,876	122,805
of which encumbered	84,953	83,473
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q17	4Q16
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	415,274	402,690
of which sold or repledged	176,825	167,487
30 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.2 billion.
In 1Q17, the Group recorded net litigation provisions of CHF 143 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Enron-related litigation
On March 31, 2017, the US District Court for the Southern District of New York (SDNY) presiding in the action Silvercreek Management Inc. v. Citigroup, Inc., et al., granted in part defendants' motion to dismiss, dismissing certain claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates.
Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On April 12, 2017, the Supreme Court of the State of New York, New York County (SCNY) presiding in the action brought by Royal Park Investments SA/NV, dismissed with prejudice all claims against CSS LLC and its affiliate relating to approximately USD 360 million of RMBS at issue.
On May 2, 2017, following a settlement in the amount of USD 400 million, the US District Court for District of Kansas presiding in the action brought by the National Credit Union Administration Board (NCUA) as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union dismissed with prejudice all claims against CSS LLC and its affiliate related to approximately USD 715 million of RMBS at issue.
Monoline insurer disputes
On March 31, 2017, the SCNY ruled on both parties’ respective summary judgment motions in the action filed by MBIA Insurance Corp. (MBIA) against CSS LLC and certain of its affiliates. The SCNY granted in part and denied in part both parties' respective summary judgment motions, which resulted, among other things, in the dismissal of MBIA's fraud claim with prejudice. Both MBIA and the Credit Suisse entities involved in this action have filed notices of appeal.
Rates-related matters
On March 24, 2017, plaintiffs filed an amended complaint in lieu of opposing defendants’ motions to dismiss in the putative class action in the SDNY, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. On April 28, 2017, plaintiffs dismissed the pending action and filed the amended complaint as a new putative class action in the SDNY.
On April 7, 2017, plaintiffs filed a consolidated amended complaint in the consolidated class action in the SDNY relating to supranational, sub-sovereign and agency (SSA) bonds. The amended complaint generally alleges that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market.
ATA litigation
On April 12, 2017, the US District Court for the Southern District of Illinois entered an order granting defendants’ motion to transfer the case filed against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA), to the Eastern District of New York for further proceedings.
Cross-border private banking matters
Credit Suisse offices in various locations have been contacted by regulatory and law enforcement authorities seeking records and information concerning investigations into our historical private banking services on a cross-border basis. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities. Credit Suisse applies a strict zero tolerance policy on tax evasion.

31 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing intermediate holding companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc.
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, during 1Q17, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank.
Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 1Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,261	2,782		4,043	127		(128)		4,042
Interest expense	(977)	(1,371)		(2,348)	(140)		79		(2,409)
Net interest income	284	1,411		1,695	(13)		(49)		1,633
Commissions and fees	1,039	1,966		3,005	7		34		3,046
Trading revenues	81	444		525	(3)		52		574
Other revenues	217	80		297	596	[2]	(612)		281
Net revenues	1,621	3,901		5,522	587		(575)		5,534
Provision for credit losses	2	51		53	0		0		53
Compensation and benefits	825	1,886		2,711	16		(69)		2,658
General and administrative expenses	473	1,200		1,673	(22)		(3)		1,648
Commission expenses	69	299		368	0		0		368
Restructuring expenses	29	65		94	0		43		137
Total other operating expenses	571	1,564		2,135	(22)		40		2,153
Total operating expenses	1,396	3,450		4,846	(6)		(29)		4,811
Income/(loss) before taxes	223	400		623	593		(546)		670
Income tax expense/(benefit)	(17)	114		97	(3)		(16)		78
Net income/(loss)	240	286		526	596		(530)		592
Net income/(loss) attributable to noncontrolling interests	(42)	40		(2)	0		(2)		(4)
Net income/(loss) attributable to shareholders	282	246		528	596		(528)		596
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 1Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	240	286		526	596	(530)		592
Gains/(losses) on cash flow hedges	0	(6)		(6)	2	0		(4)
Foreign currency translation	(365)	(123)		(488)	(1)	(11)		(500)
Unrealized gains/(losses) on securities	0	(2)		(2)	0	0		(2)
Actuarial gains/(losses)	4	8		12	0	91		103
Net prior service credit/(cost)	0	0		0	0	(39)		(39)
Gains/(losses) on liabilities related to credit risk	(16)	(347)		(363)	(124)	(26)		(513)
Other comprehensive income/(loss), net of tax	(377)	(470)		(847)	(123)	15		(955)
Comprehensive income/(loss)	(137)	(184)		(321)	473	(515)		(363)
Comprehensive income/(loss) attributable to noncontrolling interests	(39)	19		(20)	0	12		(8)
Comprehensive income/(loss) attributable to shareholders	(98)	(203)		(301)	473	(527)		(355)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 1Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,675	2,911		4,586	71		(72)		4,585
Interest expense	(1,049)	(1,518)		(2,567)	(85)		78		(2,574)
Net interest income	626	1,393		2,019	(14)		6		2,011
Commissions and fees	766	1,868		2,634	6		35		2,675
Trading revenues	(766)	358		(408)	59		78		(271)
Other revenues	229	33		262	(366)	[2]	327		223
Net revenues	855	3,652		4,507	(315)		446		4,638
Provision for credit losses	1	149		150	0		0		150
Compensation and benefits	804	1,734		2,538	5		(61)		2,482
General and administrative expenses	484	1,408		1,892	(19)		(25)		1,848
Commission expenses	61	326		387	0		0		387
Restructuring expenses	120	113		233	0		22		255
Total other operating expenses	665	1,847		2,512	(19)		(3)		2,490
Total operating expenses	1,469	3,581		5,050	(14)		(64)		4,972
Income/(loss) before taxes	(615)	(78)		(693)	(301)		510		(484)
Income tax expense/(benefit)	(253)	(37)		(290)	1		110		(179)
Net income/(loss)	(362)	(41)		(403)	(302)		400		(305)
Net income/(loss) attributable to noncontrolling interests	22	(29)		(7)	0		4		(3)
Net income/(loss) attributable to shareholders	(384)	(12)		(396)	(302)		396		(302)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 1Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(362)	(41)		(403)	(302)	400		(305)
Gains/(losses) on cash flow hedges	0	46		46	0	0		46
Foreign currency translation	(580)	(256)		(836)	2	(21)		(855)
Unrealized gains/(losses) on securities	0	5		5	0	0		5
Actuarial gains/(losses)	7	3		10	0	95		105
Net prior service credit/(cost)	0	0		0	0	(28)		(28)
Gains/(losses) on liabilities related to credit risk	49	1,043		1,092	88	86		1,266
Other comprehensive income/(loss), net of tax	(524)	841		317	90	132		539
Comprehensive income/(loss)	(886)	800		(86)	(212)	532		234
Comprehensive income/(loss) attributable to noncontrolling interests	530	(575)		(45)	0	24		(21)
Comprehensive income/(loss) attributable to shareholders	(1,416)	1,375		(41)	(212)	508		255
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,187	99,570		101,757	998	(899)		101,856
Interest-bearing deposits with banks	3,445	(2,384)		1,061	5	0		1,066
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	80,458	57,520		137,978	0	0		137,978
Securities received as collateral	33,015	4,607		37,622	0	0		37,622
Trading assets	51,988	108,103		160,091	0	(299)		159,792
Investment securities	652	1,971		2,623	5,892	(5,890)		2,625
Other investments	1,042	5,899		6,941	44,800	(44,740)		7,001
Net loans	12,613	266,817		279,430	4,023	(7,083)		276,370
Premises and equipment	965	3,658		4,623	0	44		4,667
Goodwill	739	3,376		4,115	0	716		4,831
Other intangible assets	170	32		202	0	0		202
Brokerage receivables	22,804	18,896		41,700	0	0		41,700
Other assets	14,355	21,597		35,952	374	(57)		36,269
Total assets	224,433	589,662		814,095	56,092	(58,208)		811,979
Liabilities and equity (CHF million)
Due to banks	251	20,566		20,817	3,016	(3,013)		20,820
Customer deposits	8	353,553		353,561	0	(1,469)		352,092
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	55,731	(17,618)		38,113	0	0		38,113
Obligation to return securities received as collateral	33,015	4,607		37,622	0	0		37,622
Trading liabilities	14,896	32,786		47,682	0	(20)		47,662
Short-term borrowings	19,811	(6,027)		13,784	0	0		13,784
Long-term debt	43,356	142,996		186,352	10,887	(9,918)		187,321
Brokerage payables	29,726	11,500		41,226	0	0		41,226
Other liabilities	10,835	20,348		31,183	487	(410)		31,260
Total liabilities	207,629	562,711		770,340	14,390	(14,830)		769,900
Total shareholders' equity	17,050	25,684		42,734	41,702	(42,734)		41,702
Noncontrolling interests	(246)	1,267		1,021	0	(644)		377
Total equity	16,804	26,951		43,755	41,702	(43,378)		42,079

Total liabilities and equity	224,433	589,662		814,095	56,092	(58,208)		811,979
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,491	118,575		121,066	938	(843)		121,161
Interest-bearing deposits with banks	3,520	(2,753)		767	5	0		772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,363	52,476		134,839	0	0		134,839
Securities received as collateral	30,914	1,650		32,564	0	0		32,564
Trading assets	48,914	116,478		165,392	0	(242)		165,150
Investment securities	511	1,975		2,486	4,173	(4,170)		2,489
Other investments	1,146	5,571		6,717	44,753	(44,693)		6,777
Net loans	12,809	266,151		278,960	126	(3,110)		275,976
Premises and equipment	990	3,676		4,666	0	45		4,711
Goodwill	756	3,433		4,189	0	724		4,913
Other intangible assets	179	34		213	0	0		213
Brokerage receivables	17,461	15,970		33,431	0	0		33,431
Other assets	13,119	23,656		36,775	244	(154)		36,865
Total assets	215,173	606,892		822,065	50,239	(52,443)		819,861
Liabilities and equity (CHF million)
Due to banks	77	22,723		22,800	2,943	(2,943)		22,800
Customer deposits	8	357,216		357,224	0	(1,391)		355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	54,900	(21,884)		33,016	0	0		33,016
Obligation to return securities received as collateral	30,914	1,650		32,564	0	0		32,564
Trading liabilities	10,125	34,827		44,952	0	(22)		44,930
Short-term borrowings	17,110	(1,725)		15,385	0	0		15,385
Long-term debt	41,481	151,014		192,495	5,078	(4,258)		193,315
Brokerage payables	28,706	11,146		39,852	0	0		39,852
Other liabilities	14,992	24,927		39,919	321	(385)		39,855
Total liabilities	198,313	579,894		778,207	8,342	(8,999)		777,550
Total shareholders' equity	17,006	25,783		42,789	41,897	(42,789)		41,897
Noncontrolling interests	(146)	1,215		1,069	0	(655)		414
Total equity	16,860	26,998		43,858	41,897	(43,444)		42,311

Total liabilities and equity	215,173	606,892		822,065	50,239	(52,443)		819,861
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ATA	US Anti-Terrorism Act
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CMS	Constant maturity swap
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DOJ	US Department of Justice
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G7	Group of seven leading industry nations
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IHC	Intermediate holding company
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PRA	UK Prudential Regulatory Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York, New York County
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SSA	Supranational, sub-sovereign and agency bonds
SPIA	Single premium immediate annuity
T
TLAC	Total loss absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	1Q17	2016		2015		2014
Share price (common shares, CHF)
Average	15.32	13.71		23.85		26.52
Minimum	14.40	9.92		18.22		23.77
Maximum	16.12	21.31		27.89		30.08
End of period	14.90	14.61		21.69		25.08
Share price (American Depositary Shares, USD)
Average	15.27	13.88		25.43		28.98
Minimum	14.50	10.21		20.48		24.84
Maximum	15.99	21.36		29.69		33.19
End of period	14.84	14.31		21.69		25.08
Market capitalization
Market capitalization (CHF million)	31,139	30,533		42,456		40,308
Market capitalization (USD million)	31,014	29,906		42,456		40,308
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of May 3, 2017	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F2
Long-term	Baa2	BBB+	A-
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts
Financial calendar
Extraordinary General Meeting	Thursday, May 18, 2017
Second quarter results 2017	Friday, July 28, 2017
Third quarter results 2017	Thursday, November 2, 2017
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	www.credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of			Average in
	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
1 USD / CHF	1.00	1.02	0.96	1.00	1.00	1.00
1 EUR / CHF	1.07	1.07	1.09	1.07	1.08	1.09
1 GBP / CHF	1.25	1.26	1.38	1.25	1.25	1.42
100 JPY / CHF	0.90	0.87	0.85	0.89	0.92	0.86

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

Credit Suisse Annual Reporting Suite

Our 2016 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520124 English / 229006E